UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Amendment No. 1

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   Date of event requiring this shell company report

For the transition period from _________________________________ to

Commission file number

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

1 Sun Street, High-Tech Development Zone CI-35, Daqing City, Heilongjiang Province

People's Republic of China, 163316

(Address of principal executive offices)

Yuhu Wang

Tel: +86 459 6284782

Fax: +86 459 6284782

Daqing High and New Technology Industrial Development District

Daqing, Heilongjiang

People’s Republic of China 163316

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class
None	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

 Common Shares, $0.005 par value per share

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this registration statement.

10,000,000, par value $0.005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting	Other ☐
Standards as issued
by the International Accounting
Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐ No

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

FORM 20-F REGISTRATION STATEMENT

INTRODUCTION

Oriental Nonferrous Metals Technology Co., Ltd. (“Company” or “Oriental Cayman”) was incorporated under the laws of the Cayman Islands on February 1, 2011. In this registration statement on Form 20-F (“Registration Statement”), the “Company”, “Oriental Cayman”, “we”, “our”, and “us” refer to Oriental Nonferrous Metals Technology Co., Ltd., its parent and consolidated subsidiaries, including RTI Investment Holdings, Inc., a company incorporated under the laws of the British Virgin Islands on January 20, 2011 (“RTI BVI”), Lake Intelligent International Co., Ltd., a Hong Kong limited liability company incorporated on February 24, 2011 (“Lake HK”); Daqing Zefang Intelligent Trading Co., Ltd., a People’s Republic of China (“PRC”) limited liability company incorporated on January 1, 2011 (“Daqing WFOE”); Heilongjiang TYALS Co., Ltd., a PRC limited liability company incorporated on February 8, 2002, (also known as Heilongjiang Tongyu Pride Aluminum Joint Stock Limited Company, “Tyals” or “Tyals PRC”) and its subsidiaries Tongliao Tongyu Pride Aluminum Joint Stock Co., Ltd., a PRC limited liability company incorporated on January 10, 2008 (“Tongliao”) and Daqing High-Tech Park Joint Stock Limited Company, a PRC limited liability company incorporated on October 21, 2009 (“Tongxin Micro-Credit”) (Tongliao and Tongxin Micro-Credit are referred to herein as “Subsidiaries”). We refer you to the documents filed as exhibits hereto for more complete information than may be contained in this Registration Statement. Our registered office is located at the offices of Offshore Incorporations (Cayman) Limited, Scotia Center, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KYI-1112, Cayman Islands, British West Indies. Our principal executive offices are located at 1 Sun Street, High-Tech Development Zone CI-35, Daqing City, Heilongjiang Province People's Republic of China, 163316, and our telephone number is +86 459 6284782. Our website is www.cntyals.com. Information contained on our website does not constitute part of, and is not deemed incorporated by reference into, this registration statement. Our website is currently being completed.

Upon effectiveness, we will file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filing with the SEC by accessing their website located at www.sec.gov.

Business of Oriental Nonferrous Metals Technology Co., Ltd.

Our business has been conducted in the PRC through our variable interest arrangements with Tyals PRC, a company engaged in the production and sale of industrial and consumer semi-fabricated aluminum products, including aluminum rod, aluminum particle, aluminum wire, aluminum sheet, aluminum curtain wall and electronic aluminum foil. Tyals PRC’s principal business is conducted through its headquarters located in Daqing City, Heilongjiang Province in the northeast of the People’s Republic of China.

Financial and Other Information

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in US Dollars (“$”).

Currencies and Exchange Rates

Unless otherwise indicated, all conversions from Renminbi (RMB) to US dollars have been made at a rate of RMB 6.6018 to US$ 1.00, the noon buying rate on December 31, 2010 as set forth in the H. 10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all. On December 31, 2011, the noon buying rate was Renminbi 6.3523 to US$1.00.

2

The following table sets forth noon buying rate for US dollars in Renminbi for the periods indicated:

	Noon Buying Rate(1)
Period	End	Average (2)	High	Low
	(RMB per US$1.00)
2006	7.8041	7.9723	8.0702	7.9723
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8272	6.8307	6.8470	6.8176
June 2010	6.7886	6.8110	6.8233	6.7822
July 2010	6.7652	6.7668	6.7813	6.7616
August 2010	6.7930	6.7764	6.7942	6.7555
September 2010	6.6781	6.7399	6.8025	6.6781
October 2010	6.6707	6.6675	6.6912	6.6397
November 2010	6.6670	6.6537	6.6906	6.6233
December 2010	6.6018	6.6497	6.6745	6.6000
January 2011	6.6017	6.5964	6.6364	6.5809
February 2011	6.5713	6.5761	6.5965	6.5520
March 2011	6.5483	6.5645	6.5743	6.5483
April 2011	6.4918	6.5183	6.5414	6.4840
May 2011	6.4765	6.4892	6.5021	6.4690
June 2011	6.4630	6.4698	6.4815	6.4343
July 2011	6.4070	6.4472	6.4768	6.4070
August 2011	6.3710	6.3858	6.4317	6.3500
September 2011	6.3885	6.3763	6.4048	6.3435
October 2011	6.3255	6.3649	6.3971	6.3255
November 2011	6.3678	6.3458	6.3753	6.3108
December 2011	6.3523	6.3494	6.3973	6.3157

(1)           For the period prior to January 1, 2009, the exchange rates reflect the noon buying rates certified by the Federal Reserve Bank of New York. For the period after January 1, 2009, the exchange rates reflect those set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(2)           Annual averages are determined by averaging the rates on the last business day of each month during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

Note Regarding Forward-Looking Statements

This Registration Statement on Form 20-F contains certain forward-looking statements and forward-looking information, which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of Oriental Cayman, as of the date of such statements or information. Words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur, are intended to identify forward-looking statements and forward-looking information. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements or forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements and forward looking information in this Registration Statement speak only as of the date of this Registration Statement.

Although Oriental Cayman believes that the expectations reflected in the forward-looking statements and forward looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  Oriental Cayman cannot guarantee future results, levels of activity, performance or achievements. Some of the risks and other factors, some of which are beyond the control of Oriental Cayman  which could cause results to differ materially from those expressed in the forward looking statements and forward-looking information contained in this Registration Statement, include, but are not limited to:

3

•	future general economic conditions;

•	future conditions in the international and China capital markets;

•	future conditions in the financial and credit markets;

•	future prices and demand for our products;

•	future PRC tariff levels for aluminum fabricated products;

•	sales of our products;

•	the extent and nature of, and potential for, future development;

•	production, consumption and demand forecasts of aluminum fabricated products;

•	expansion, consolidation or other trends in the manufacturing of aluminum fabricated products;

•	the effectiveness of our cost-saving measures;

•	future expansion plans and capital expenditures;

•	competition;

•	changes in legislation, regulations and policies;

•	our research and development plans;

•	our dividend policy; and

•	the other factors disclosed under the heading Item 3.D — Risk Factors in this Registration Statement.

The above summary of assumptions and risks related to forward-looking statements and forward-looking information has been provided in this Registration Statement in order to provide readers with a more complete perspective on the future operations of the Company. Readers are cautioned that this information may not be appropriate for other purposes. The forward-looking statements and the forward-looking information contained in this Registration Statement are expressly qualified by the cautionary statements provided for herein.  Oriental Cayman is not under any duty to update any of the forward-looking statements or forward-looking information after the date of this Registration Statement or to conform such statements or information to actual results or to changes in the expectations of Oriental Cayman except as otherwise required by applicable laws.

4

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A. Directors and Senior Management

The following table provides the names of Oriental Cayman’s directors and senior management, their position with the Company and their business address.

Table No. 1

Directors and Senior Management

Name	Position with the Company	Business Address	Country
Yuhu Wang	Chairman, Chief Executive Officer, and Director	Daqing High and New Technology Industrial Development District, Daqing, Heilongjiang, China 163316	People’s Republic of China
Zhiguo Wang	Chief Technology Officer and Director	Daqing High and New Technology Industrial Development District, Daqing, Heilongjiang, China 163316	People’s Republic of China
Eli Polatinsky	Director	2 Nahal Iyun Street Modi'in 71703, Israel	State of Israel and South Africa
Jianhua Sun	Vice President/Acting Chief Financial Officer	Daqing High and New Technology Industrial Development District, Daqing, Heilongjiang, China 163316	People’s Republic of China

 The functions of our directors and senior management, as well as their background are described below in ITEM 6.A. – Directors and Senior Management.

*On March 10, 2012, the Company’s Board of Directors passed a resolution to appoint Mr. Jianhua Sun as the Acting Chief Financial Officer of the Company and also agreed that the Company will find a permanent Chief Financial Officer as soon as possible. The Board Resolution has been filed as Exhibit 15.1 to the Registration Statement.

1.B. Advisors

The Company’s legal advisors in the People’s Republic of China are:

Deheng Law Firm

Room 1608, CBD International Mansion, No.16 Yong'an Dong Li

Chaoyang District

Beijing, China 100022

Tel.: +86 10 85219100

Fax.: +86 10 85219992

The Company’s legal advisors in the Cayman Islands are:

Ogier

89 Nexus Way

Camana Bay Grand Cayman

Cayman Islands KY1-9007

Tel +1 345 949 9876

Fax +1 345 949 9877

The Company’s legal advisors in the United States are:

Gersten Savage LLP

600 Lexington Avenue

New York, NY 10022

Tel: (212) 752-9700

Fax: (212) 980-5192

5

1.C. Auditors

The Company’s auditor is: Crowe Horwath LLP, independent registered public accounting firm, 488 Madison Avenue, Floor 3, New York, NY 10022-5722.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31, 2009 and 2010 was derived from the audited annual consolidated financial statements of the Company which have been audited by Crowe Horwath LLP. The selected financial data of the Company for the years ended December 31, 2008, 2007, and 2006, and for the six months ended June 30, 2010 and 2011 was derived from the unaudited financial statements. The information contained in the selected financial data is qualified in its entirety by reference to the consolidated financial statements and related notes included in ITEM 17. – Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in ITEM 5. – Operating and Financial Review and Prospects. The audited financial statements and the financial statements for the six months ending June 30, 2011 and 2010 have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Oriental Cayman, through Daqing WFOE, consolidates the operating results of Tyals PRC and Subsidiary based on the contractual arrangements that were entered into between entities under common control, these transactions have been accounted for at their historical cost and as if they took place on January 1, 2005 in a manner similar to a pooling of interest. Accordingly, the Oriental Cayman’s historical financial statements have been prepared to give retroactive effect to the contractual arrangements, and represent the operations of Oriental Cayman in Table No. 2 below.

Table No. 2

Selected Financial Data(1)

			(in thousands of U.S. Dollars)
	Six months ended June 30,		Years ended December 31,
	Unaudited				Unaudited(2)
	2011	2010	2010	2009	2008	2007	2006	2005

Net sales	$13,289	$9,631	$20,028	$2,276	$1,948	$3,343	$2,413	$61
Cost of sales	10,953	7,667	14,689	2,187	2,019	3,403	2,474	131
Gross profit	2,336	1,964	5,339	89	(71)	(60)	(61)	(70)
Operating expenses	811	344	765	555	494	299	322	378
Income (loss) from operations	1,525	1,620	4,574	(466)	(565)	(359)	(383)	(448)
Other income (expense)	(132)	(44)	(32)	171	437	349	(3)	(19)
Income (loss) before income taxes	1,393	1,576	4,542	(295)	(128)	(10)	(386)	(467)
Income tax (expense) benefit	(266)	(269)	(870)	26	0	0	0	0
Net income (loss)	1,127	1,307	3,672	(269)	(128)	(10)	(386)	(467)
Net income (loss) attributable to Oriental Nonferrous Metals Technology Co., Ltd.	1,241	1,372	3,756	(200)	(75)	(10)	(386)	(467)
Total assets	27,302	26,421	26,608	17,083	10,532	5,679	4,086	2,972
Net assets	14,496	6,132	12,819	4,752	3,945	2,404	1,272	1,612
Paid-in capital	$4,568	$3,349	$4,516	$3,336	$3,277	$3,167	$2,416	$2,416
Basic Earnings per share attributable to Oriental Nonferrous Metals Technology Co., Ltd. shareholders	$0.12	$0.14	$0.38	$(0.02)
Basic Weighted-average number of shares outstanding , basic	10,000,000	10,000,000	10,000,000	10,000,000
Earnings per share attributable to Oriental Nonferrous Metals Technology Co., Ltd. shareholders	$0.12	$0.13	$0.37	$(0.02)
Diluted Weighted-average number of shares outstanding , basic	10,272,536	10,272,536	10,272,536	10,272,536

(1)	The financial statement presentation in Table No. 2, is consistent with the presentation of entities under common control and is fully described in the notes to the audited financial statements.

(2) The unaudited selected financial data were not prepared under US GAAP.

6

3.B. Capitalization and Indebtedness

The following table sets forth the Company’s indebtedness, capitalization and accumulated deficit as of December 31, 2011:

(in thousands of U.S. Dollars)
Indebtedness
Unguaranteed	$4,799
Guaranteed
Unsecured	-
Secured	3,462
Total Indebtedness	$8,261

Stockholders’ equity
Paid-in capital	$5,038
Capital reserves	7,919
Statutory reserves	418
Retained earnings	6,471
Accumulated other comprehensive income	819
Non-controlling interests	1,963
Total stockholders' equity	$22,628

Since inception, the Company has financed its operation from private sales of common stock and debt, borrowings under its credit agreements, and cash flow from operations. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets. (See ITEM 3.D – Risk Factors).

The Company has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future.

3. C. Reasons for the Offer and Use of Proceeds

No offer of securities is made by this Registration Statement.

7

3.D. Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions in China and worldwide. In addition to the factors discussed elsewhere in this Registration Statement, the following are some of the important factors that could cause our actual results to differ materially from those projected in any forward-looking statements.

Volatility in aluminum and other non-ferrous metal prices may adversely affect our business, financial condition and results of operations.

The prices of our key products have been historically volatile and have fluctuated in response to general economic conditions, supply and demand and the level of global inventories. We price our aluminum products by reference to domestic market prices, and domestic supply and demand, each of which may fluctuate beyond our control. From the fourth quarter of 2008 through early 2009, the demand for aluminum fabricated products decreased significantly as a result of the global financial crisis, and our average selling price of electrical aluminum rod decreased by 20% from RMB 20,373 ($3,087) per ton in 2008 to RMB 16,453 ($2,493) per ton in 2009. As the global economy started to recover in the second half of 2009, the demand for aluminum and aluminum fabricated products gradually increased. Our average selling price of electrical aluminum rod increased by 7% from RMB 16,453 ($2,493) per ton in 2009 to RMB 17,760 ($2,691) per ton in 2010.  Because most of our costs are fixed, we may not be able to respond promptly to a sudden decrease in aluminum and aluminum fabricated products prices.

Demand for our products is sensitive to cyclical fluctuations and general economic conditions, and a reduction in demand could materially and adversely affect our business, financial condition and results of operations.

Demand for our products is sensitive to cyclical fluctuations and significantly affected by general economic conditions. From the fourth quarter of 2008 through the second quarter of 2009, demand for our products decreased significantly due to the global financial crisis, which resulted in a significant downturn in a number of our end-user markets. The global economy has been recovering since the second half of 2009 and continued to gain its momentum in 2010, and our production and sales volumes increased in 2010. However, there is no assurance that there will not be a renewed decline in the global market for our products or in the general economy. Uncertainty about future economic conditions makes it challenging for us to forecast our results of operations, make business decisions and identify risks that may affect our business. If we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition and results of operations may be materially and adversely affected.

Our business requires substantial capital investments that we may be unable to fulfill.

We may need additional funding for debt servicing, working capital, other investments, potential acquisitions and joint ventures and other corporate requirements. We may seek external financing to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of uncertainties. There can be no assurance that additional financing can be obtained if needed or what the terms of such financing would be. Failure to obtain sufficient funding for our development plans could adversely affect our business and prospects.

8

Our failure to successfully manage our business expansion would have a material adverse effect on our results of operations and prospects.

We may not be able to adequately manage our business growth. Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth require, among other things:

•	gaining market acceptance for new products and services and establishing relationships with new customers and suppliers;

•	achieving sufficient utilization of new production facilities to recover costs;

•	managing relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;

•	attracting, training and motivating members of our management and workforce;

•	accessing our debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

•	diverting significant management attention and resources from our other businesses; and

•	strengthening our operational, financial and management controls, particularly those of our newly acquired subsidiaries, to maintain the reliability of our reporting processes.

Any difficulty meeting the foregoing or similar requirements could significantly delay or otherwise constrain our ability to undertake our expansion plans, which in turn would limit our ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen our market position. If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Losses caused by disruptions in the supply of power could materially and adversely affect our business, financial condition, results of operations and cash flows.

The production of aluminum fabricated products requires a substantial and continuous supply of electricity.  Interruptions in the supply of power can result in costly production shutdowns, increased costs associated with restarting production and the waste of production in progress. A sudden loss of power, if prolonged, can cause damage to or the destruction of production equipment and facilities. In such an event, we may need to expend significant capital and resources to repair or replace the affected production equipment to restore our production capacity. Various regions across China have experienced shortages and disruptions in electrical power, especially during peak demand in the summer or during severe weather conditions.

9

We may be unable to continue competing successfully in the markets in which we operate.

We face competition from both domestic aluminum processing enterprises, mainly aluminum processing enterprises located in Jiangsu, Henan, Zhejiang, Chongqing, Fujian, Shanghai, and Hebei, and international aluminum processing enterprises, mainly Aluminum Company of America and Aluminum Company of Canada.  Our principal competitors are domestic aluminum processing enterprises, some of which are consolidating and expanding their production capacities. These manufacturers compete with our aluminum processing operations on the basis of cost, quality and pricing. We also face increasing competition from international aluminum processing enterprises. These companies have greater resources than us and have the monetary capability to directly compete with us, if they so choose, by providing similar products as those currently offered by us. Increasing competition in our markets may reduce our selling prices or sales volumes, which will have a material adverse effect on our financial condition and results of operations. If we are unable to price our products competitively, maintain or increase our current share of China's aluminum fabricated products markets or otherwise maintain our competitiveness, our financial condition, results of operations and profitability could be materially and adversely affected.

Our profitability and operations could be adversely affected if we are unable to obtain a steady supply of raw materials at competitive prices.

Historically, the price for aluminum ingot, our most important raw material for aluminum processing production, has been volatile. Even though we do not have agreements executed with any suppliers, we obtain aluminum ingot for our operations by placing orders from suppliers such as Toelke trading (Shanghai) Co., Ltd. and Baotou aluminum Co., Ltd. The extents to which we procure aluminum ingot from each of these sources affect the security of our supply or cost of aluminum ingot. Our results of operations will be affected by increases in the cost of other raw materials. If we cannot obtain a steady supply of key raw materials at competitive prices, our financial condition and results of operations could be materially adversely affected.

Transportation interruptions may affect our shipment of raw material and delivery of products.

Our operations require the reliable transportation of raw materials and supplies to our fabrication sites and the delivery of finished products to our customers. Our aluminum fabricated products are mainly transported by truck. If we are unable to make timely deliveries due to logistical and transportation disruptions, our production, reputation and results of operations may be adversely affected.

Our indebtedness could adversely affect our business, financial condition and results of operations.

We require a significant amount of cash to meet our capital requirements, including the expansion and upgrade of our production capacity, as well as to fund our existing operations. As of December 31, 2011, we had approximately RMB 52,500,000 (US$ 8,803,030) in outstanding debt. This level of debt could have significant consequences on our operations, including:

•       making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our debt and credit facilities should we be unable to obtain extensions for any such debt or credit facilities before they mature;

•       reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•       exposing us to interest rates fluctuations on our borrowings and the risk of being unable to rollover, extend or refinance our borrowings as necessary; and

•       potentially increasing the cost of additional financing and making it more difficult for us to conduct equity financings in the capital markets or obtain government approvals to seek additional financing.

10

Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flow in the future or to refinance such debt. We cannot assure you that our business will generate sufficient cash flow from operations to satisfy our obligations under our outstanding debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, reduce or delay capital investments, or seek additional equity or debt financing.  The sale of additional equity securities could result in dilution to our shareholders. A shortage of financing could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness.

We may not realize the economic benefits of our expansion plans.

Cost savings and other economic benefits expected from our expansion plans may not materialize as a result of project delays, cost overruns, or changes in market conditions. Failure to obtain the intended economic benefits from these projects could adversely affect our business, financial condition and results of operations. We may also experience mixed results from our expansion plans in the short term.

We are subject to, and incur costs to comply with, environmental laws and regulations.

Because we operate fabrication plants we are subject to, and incur costs to comply with, environmental laws and regulations. We may incur significant additional costs if relevant laws and regulations change or enforcement of existing laws and regulations become more rigorous. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations, all of which may affect our business operations.

Our business is subject to significant accidents, natural disasters and unplanned business interruptions that may adversely affect our performance.

We may experience accidents in the course of our operations, which may cause significant property damage and personal injuries. Significant accidents and natural disasters may cause interruptions to our operations or result in property or environmental damage, an increase in operating expenses or loss of revenues. The occurrence of accidents, natural disasters and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third-party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than for our automobiles. Losses or payments incurred by us as a result of major accidents or natural disasters may have a material adverse effect on our results of operations if such losses or payments are not fully insured.

11

Our operations present risk of serious injury or death

The activities conducted at our facilities present significant risk of serious injury or death to our employees, customers or other visitors to our operations, notwithstanding our safety precautions, including our material compliance with PRC health and safety regulations. While we have in place policies and procedures to minimize those risks, we may be unable to avoid material liabilities for an injury or death.

We may be subject to product liability claims.

Some of the products we sell or manufacture may expose us to product liability claims relating to property damage or personal injury. The successful assertion of product liability claims against us could result in significant damage payments and harm to our reputation. A successful product liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to adequately protect our proprietary technology, our competitors may develop products substantially similar to our products and use similar technologies, which may result in the loss of customers.

We rely on trademark and trade secret laws, as well as confidentiality, licensing and other contractual arrangements, to establish and protect the proprietary aspects of our business. Our efforts may result in only limited protection, and our competitors may develop, market and sell products substantially equivalent to our products, or utilize technologies similar to those used by us. If we are unable to adequately protect our proprietary technology, these third parties may be able to compete more effectively against us, which could result in the loss of customers and adversely affect our business.

In addition, the legal systems of many foreign countries do not protect or honor intellectual property rights to the same extent as the legal system of the U.S. For example, in China, the legal system in general and the intellectual property regime in particular, are still in the development stage. It may be very difficult, time-consuming and costly for us to attempt to enforce our intellectual property rights in such jurisdictions.

Our operations are affected by a number of risks relating to conducting business in the PRC.

As a significant majority of our assets and operations are located in the PRC, we are subject to a number of risks relating to conducting business in the PRC, including the following:

•       The central and local PRC government continues to exercise a substantial degree of control and influence over the aluminum industry in China and shapes the structure and development of the industry through the imposition of industry policies governing major project approvals, preferential tax treatment and safety, environmental and quality regulations. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may face pressure on profit margins and significant constraints on our ability to expand our business operations.

•       Although China has been transitioning from a planned economy to a market-oriented economy, a substantial portion of productive assets in China are still owned by the PRC government. It also exercises significant control over China's economic growth through the allocation of resources, control of payments of obligations denominated in foreign currencies and monetary and tax policies. Some of these measures benefit the overall economy of China, but may have a materially adverse impact on us.

12

•       Although the promulgation of laws and regulations covering general economic matters has increased since 1979, China has not developed an adequately comprehensive legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the United States. The PRC judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  The inability to enforce or obtain a remedy under any of our present or future agreements could result in a significant loss of business, business opportunities or capital.

Daqing WFOE’s contractual arrangements with Tyals PRC and its shareholders may not be as effective in providing control over Tyals PRC as direct ownership of Tyals PRC and the shareholders of Tyals PRC may have potential conflicts of interest with us.

Oriental Cayman has no ownership interest in Tyals PRC and conducts substantially all of its operations and generates substantially all its revenues through contractual arrangements that its indirect subsidiary, Daqing WFOE, has entered into with Tyals PRC and its shareholders, and such contractual arrangements are designed to provide Oriental Cayman with effective control over Tyals PRC. See item 4.A “History and Development of the Company” for a description of these contractual arrangements. Oriental Cayman depends on Tyals PRC which owns all of the necessary intellectual property, facilities and other assets relating to the operation of our business.

Although in the opinion of our PRC counsel, Deheng Law Offices, each of these contractual arrangements is valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect, they may not be as effective in providing Oriental Cayman with control over Tyals PRC as direct ownership. If Oriental Cayman had direct ownership of Tyals PRC, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of Tyals PRC, which in turn could affect changes, subject to any applicable fiduciary obligations, at the management level. Due to our contractual structure, Oriental Cayman has to rely on contractual rights to effect control and management of Tyals PRC, which exposes Oriental Cayman to the risk of potential breach of contract by the shareholders of Tyals PRC. In addition, as Tyals PRC is jointly owned by its shareholders, it may be difficult for Oriental Cayman to change Tyals PRC corporate structure if such shareholders refuse to cooperate with it.

The shareholders, officers and/or directors of Tyals PRC may breach, or cause Tyals PRC to breach, the contracts for a number of reasons. For example, the interests of the shareholders of Tyals PRC and the interests of Oriental Cayman may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we may have to rely on legal or arbitral proceedings to enforce our contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost us substantial financial and other resources, and result in disruption of our business, and we cannot assure you that the outcome will be in our favor.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Tyals PRC, and our ability to conduct our business may be materially and adversely affected.

13

Daqing WFOE and Tyals PRC contractual arrangements may result in adverse PRC tax consequences to us.

Under PRC laws implemented in 2001 and 2002, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. “Related parties” are defined as organizations or entities that (1) have a direct or indirect control relationship in terms of capital, operation or sales/purchase; (2) are directly or indirectly owned by a common third party; or (3) possess any other connected relationship based on equity. In the Tax Management Procedure on the Connected Transactions between Related Parties issued in 2004, it is further stated that the management fee payable between the related parties shall be determined on an arms-length basis. We could face material and adverse tax consequences if the PRC tax authorities determine that contractual arrangements between Daqing WFOE and Tyals PRC were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Tyals PRC, which could adversely affect us by (i) increasing Tyals PRC’s PRC tax liability without reducing Daqing WFOE’s PRC tax liability, which could further result in claims being made against us for underpaid PRC taxes; or (ii) limiting the ability of Daqing WFOE and Tyals PRC to maintain preferential PRC tax treatments and other financial incentives.

All of Oriental Cayman’s revenues have been, and will continue to be, generated through Tyals PRC, and Oriental Cayman relies on payments made by Tyals PRC to Daqing WFOE, our subsidiary, pursuant to contractual arrangements to transfer any such revenues to Daqing WFOE. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may materially and adversely affect our business and our ability to pay dividends to our shareholders.

We conduct substantially all of our operations through Tyals PRC, which generates all of our revenues. Tyals PRC does not anticipate paying dividends in the foreseeable future as it intends to retain future earnings, if any, to provide for the operational expenses of the Company’s business. Pursuant to certain contractual arrangements, Daqing WFOE is entitled to receive a service fee for certain services that Daqing WFOE provides to Tyals PRC, which is expected to approximate the residual returns of Tyals PRC and its subsidiary or may be in excess of residual returns. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VAT, which effectively reduce the payments that Daqing WFOE may receive from Tyals PRC. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payments or increases in the applicable tax rates may materially and adversely affect our ability to receive payments from Tyals PRC or the amount of such payments, and may in turn materially and adversely affect our business, our net income and our ability to pay dividends to our shareholders.

We may rely on dividends and other distributions from our subsidiaries and variable interest arrangements in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries and variable interest entity to make payments to us could materially adversely affect our ability to conduct our business.

As an offshore holding company, we may rely principally on dividends from our subsidiaries and variable interest arrangements in China for our cash requirements, including paying dividends or making other distributions to our shareholders or servicing our debt we may incur and paying our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, the PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends.

If our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially adversely limit our ability to grow, make investments or acquisitions, pay dividends and otherwise fund and conduct our business.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Oriental Cayman is a holding company that was incorporated on February 1, 2011 in the Cayman Islands. Its principal shareholders are RTI BVI, Daqing Hi-tech Hawkland Venture Investment Co., Ltd., a limited liability company organized under the laws of PRC (“Hawkland”) and Mr. Yuhu Wang, a PRC citizen. Our business has been conducted in the PRC through our subsidiaries and operating company Tyals PRC, a limited liability company established in the People’s Republic of China in 2002. On February 24, 2011, we formed Lake HK, a wholly-owned subsidiary of Oriental Cayman, and on July 11, 2011, we formed Daqing WFOE, which is our indirect wholly-owned subsidiary that is a registered wholly foreign owned enterprise in the PRC and a wholly-owned subsidiary of Lake HK.

14

To comply with PRC laws, we operate our business in the PRC through the use of certain contractual arrangements between Daqing WFOE and Tyals PRC that enable us to effectively control Tyals PRC’s daily operations and financial affairs (variable interest entity agreements or “VIE Agreements”).

All of the issued and outstanding shares of Oriental Cayman are currently held by twenty-nine individuals, including our President and Director, Mr. Yuhu Wang, who owns a 12.55% equity interest, as well as by RTI BVI which owns 51% and Hawkland which owns 20.73% of equity interest in Oriental Cayman.

Our current ownership structure is presented under the above organization chart.

15

Contractual Arrangements with Tyals PRC and its equity owners

Under PRC law, each of Daqing WFOE and Tyals PRC is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Daqing WFOE and Tyals PRC, Tyals PRC does not transfer any other funds generated from its operations to Daqing WFOE. Daqing WFOE’s relationships with Tyals PRC and its equity owners are governed by the following contractual arrangements entered into on September 1, 2011.

Exclusive Service Agreement

Under the Exclusive Service Agreement executed among Daqing WFOE, the major shareholders of Tyals PRC - Mr. Yuhu Wang and Hawkland, Tyals PRC and its Subsidiaries, Daqing WFOE shall provide Tyals PRC with management and operation services on an exclusive basis in exchange for yearly service fees which will be determined based on what is the market price in light of the specifics of the services and the timing of such services and will be negotiated on January 1st of each year. Daqing WFOE will retain all the intellectual property rights associated with anything developed under the terms of this agreement. This agreement is effective until August 31, 2021. On January 1, 2012, the service fee was negotiated and agreed to be equal to Tyals PRC’s profits for the year of 2011. The retained profit of Tyals PRC as of January 1, 2012 is RMB 39,688,224 ($6,471,000). According to the Service Agreement, there is no cap for the service fee, which could exceed the retained profit of Tyals PRC. Daqing WOFE intends to direct that the service fee that was negotiated and agreed upon on January 1, 2012 not be paid and instead to direct how such amount should be utilized by Tyals PRC to further develop the operation of Tyals PRC.

Call Option Agreement

Under the call option agreement among the major shareholders of Tyals PRC - Mr. Yuhu Wang and Hawkland,  Tyals PRC and Daqing WFOE, the major shareholders of Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, the entire portion of Tyals PRC’s equity interest held by each shareholder, or any portion thereof, to the extent permitted by PRC law, and Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, all assets and liabilities to the extent permitted by PRC Law. The purchase price for the shareholders’ equity interests in Tyals PRC shall be $1 as required by PRC law. The purchase price for Tyals PRC’s asset shall be $1 as required by PRC law. Daqing WFOE or its designee has sole discretion to decide when to exercise the option.

The major shareholders of Tyals PRC further agree that before Daqing WFOE acquires all the equity of Tyals PRC by exercising the option, the major shareholder of Tyals PRC shall not, without obtaining prior written consent of Daqing WFOE: (1) transfer or otherwise dispose of any equity or create any encumbrance or other third party rights on any equity; (2) increase or decrease Tyals PRC’s registered capital or cast affirmative vote regarding the increase or decrease in registered capital; (3) dispose of or cause the management of Tyals PRC to dispose of any of its assets; (4) terminate or cause the management of Tyals PRC to terminate any material agreements entered into by Tyals PRC, or enter into any other material agreements in conflict with the existing material agreements; or (5) individually or collectively cause Tyals PRC to conduct any transactions that may substantively affect the asset, liability, business operation, shares structure, shares of a third party and other legal rights (except those occurring during the arm's length operations or daily operation, or having been disclosed to and approved by Daqing WFOE in writing). Any of the shareholders shall not transfer to any third party any of its right and/or obligation without prior written consent by Daqing WFOE. Daqing WFOE shall have the right to transfer to any third party designated by it any of its right and/or obligation after notice to the shareholders of Tyals PRC.

Share Pledge Agreement

Under the share pledge agreement among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE, the shareholders of Tyals PRC pledged all of their equity interests in Tyals PRC to Daqing WFOE and Tyals PRC pledged all of its equity interests in its subsidiaries – Tongliao and Tongxin Micro-Credit - to Daqing WFOE, in order to guarantee Tyals PRC’s performance of its obligations under the Exclusive Service Agreement. Pursuant to the terms of this agreement, in the event that Tyals PRC is in breach of the Exclusive Service Agreement, then Daqing WFOE shall be entitled to require (i) the equity owners of Tyals PRC to transfer their equity interests in Tyals PRC to it and (ii) Tyals PRC to transfer its equity interests in its subsidiaries to it.

16

Shareholders’ Voting Rights Proxy Agreement

Under the shareholders’ voting rights proxy agreement, each of Mr. Yuhu Wang, Hawkland and Tyals PRC and its subsidiaries has executed an irrevocable power of attorney to appoint the authorized personnel of Daqing WFOE as their attorney-in-fact to exercise all of their rights as equity owners of Tyals PRC, including (1) the right to convene and attend shareholders meetings of Tyals PRC; (2) the voting rights at shareholders’ meetings; and (3) the right to appoint the director(s) and the senior management of Tyals PRC. The shareholders’ voting rights proxy agreement will remain in effect for twenty (20) years and shall automatically renew for another one (1) year when the term (whether original or extended, if applicable) of agreement is due, unless Daqing WOFE gives a thirty-day notice in writing to the other Parties of the cancellation of such renewal. The shareholders’ voting rights proxy agreement cannot be terminated unless and until all of the equity interests held by the shareholders of Tyals PRC have been transferred to Daqing WFOE or any third party designated by Daqing WFOE in writing.

According to the above mentioned structure, Oriental Cayman consolidates Tyals PRC financial results, assets and liabilities in its financial statements.

Contractual Arrangements between RTI BVI and Mr. Wang

On January 20, 2011, we formed RTI BVI, a holding company that owns a 51% equity interest in Oriental Cayman. On September 1, 2011, Ms. Meiyi Xia, a citizen of the United States and the sole shareholder of RTI BVI, entered into a call option agreement with Mr. Yuhu Wang, who is a PRC citizen and majority owner of Tyals PRC (“Call Option Beneficiary”). The call option agreement grants the Call Option Beneficiary the right to acquire up to 100% of Ms. Xia’s interest in RTI BVI for a nominal amount per share over the next five (5) years. According to the agreement, the Call Option Beneficiary is able to exercise the right to acquire up to 25% of Ms. Xia’s interest on October 1, 2014; up to 35% on October 1, 2015; and up to the remaining 40% on October 1, 2016. The option will vest and become effective and exercisable upon the dates set in the agreement and will expire five years from the effective date of the call option agreement.

In addition, under the call option agreement, Ms. Xia agreed that without the prior written consent of the Call Option Beneficiary, she will not and will procure RTI BVI not to: (i) issue or create any new shares, equity, registered capital, ownership interest, or equity-linked securities, or any options or warrants that are directly convertible into, or exercisable or exchangeable for, shares, equity, registered capital, ownership interest, or equity-linked securities of RTI BVI, or other similar equivalent arrangements, (ii) alter the shareholding structure of RTI BVI (other than as a result of the transfer of existing shares pursuant to this agreement), (iii) cancel or otherwise alter the shares, (iv) amend the register of members or the memorandum and articles of association of RTI BVI, (v) liquidate or wind up RTI BVI, or (vi) act or omit to act in such a way that would be detrimental to the interest of the Call Option Beneficiaries in the shares of RTI BVI.

Subsidiaries

On January 10, 2008, the Company, together with other investors, incorporated Tongliao. The Company contributed RMB 35,000,000, ($5,303,030) representing a 70% equity interest in Tongliao. Tongliao is principally engaged in processing and sale of aluminum products; sale of non-ferrous products; manufacture of aluminum processing equipment; the export of the enterprises produced products and technologies, the import of raw materials, machinery equipment, spare parts and technologies needed by enterprise.

17

On October 21, 2009, the Company, together with other investors, incorporated Tongxin Micro-Credit. The Company contributed RMB 4,000,000 ($585,892), representing a 20% equity interest in Tongxin Micro-Credit. During October 2009, the Company transferred a 2% equity interest to a third party at the cost, i.e., RMB 400,000 ($58,589). Through this transaction, the Company’s equity interest in Tongxin Micro-Credit is 18% and therefore does not have a significant influence over it. Tongxin Micro-Credit is principally engaged in lending services in the PRC.

On February 8, 2010, the Company, together with other investors, incorporated Tongyu Thermal Co., Ltd. in the PRC (“Tongyu Thermal”). The Company contributed RMB 1,750,000 ($265,152), representing a 35% equity interest in Tongyu Thermal. Tongyu Thermal is principally engaged in heating supply services. D uring the period the Company held its investment in Tongyu Thermal, it had no operations and therefore, the Company did not recognize any income or loss from its investment or gain or loss on disposal. On April 30, 2010, the Company disposed of the investment to a third party at a cash consideration of RMB 1,750,000 ($265,152).

On August 26, 2011 Oriental Cayman, Hawkland, Tyals PRC, and the major shareholders of Tyals PRC entered into a Master Investment Agreement according to which Hawkland invested RMB 30 million (US $ 4.5 million) in Tyals PRC, of which RMB 3 million was subscribed to Tyals PRC’s registered capital, accounting for 7.9% of Tyals PRC’s total share capital. Tyals PRC agreed to increase the Company’s registered capital from RMB 34.91 million to RMB 37.91 million as a result of the investment. The remaining RMB 27 million was accounted for as capital surplus of Tyals PRC. In addition, Hawkland received 2,072,539 ordinary shares or 20.73% ownership interest in Oriental Cayman according to the agreement.

On August 26, 2011 Hawkland (“Lender”), Mr. Yuhu Wang and Oriental Cayman (“Borrowers”) executed a one year $500,000 loan agreement, at a rate of 10% per annum, cumulative and compounding annually, payable quarterly. The Borrowers may prepay the Note at any time in whole or in part, provided that any prepayment shall include the amount of interest due at the end of the quarter in which the date of such prepayment falls. The loan is convertible at the Lender’s discretion into common stock of Oriental Cayman prior to the tenth anniversary of the execution date.

On August 26, 2011, Oriental Cayman, Hawkland, Tyals PRC, and the major shareholders of Tyals PRC entered into a Common Stock Purchase Warrant, according to which Hawkland is entitled to subscribe for and purchase from Oriental up to 916,118 shares of common stock at any time on or after the initial exercise date and on or prior to the close of business on the fourth year anniversary of the initial exercise date. The exercise price is $2.89, subject to certain price adjustments.

China’s M&A regulations were promulgated on August 8, 2006 by six Chinese regulatory agencies (including the PRC Ministry of Commerce, (“MOFCOM”), and the China Securities Regulatory Commission, (“CSRC”)). The M&A regulations, known as Circular 10 “Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors” became effective on September 8, 2006. Under Circular 10, an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in China-based companies and controlled directly or indirectly by Chinese companies or individuals must obtain the approval of the CSRC prior to the listing of such SPV’s securities on an overseas stock exchange. Circular 10 also requires approval from MOFCOM for “round-trip” investment transactions in which a China-based company or a PRC resident, or Acquirer, using an offshore entity controlled by the Acquirer, acquires any PRC local company that is an affiliate of the Acquirer.

In the opinion of Deheng Law Firm, our PRC counsel, (i) the ownership structure and the business and operation model of each of Daqing WFOE and Tyals PRC are in compliance with all existing PRC laws and regulations, and (ii) each contract under Daqing WFOE and RTI BVI contractual arrangements with Tyals PRC and its shareholders is valid and binding, and will not result in any violation of PRC M&A Laws or other PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that our contractual arrangements are contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC business do not comply with PRC government restrictions on foreign investment, we could be subject to severe penalties including being prohibited from continuing operation.

18

Corporate Information

Our principal executive offices are located at Daqing High and New Technology Industrial Development District, Daqing, Heilongjiang, People’s Republic of China 163316 and our telephone number is +86 459 6284782.

4.B. Business Overview

Through our PRC entities, we are one of China’s leading domestic manufacturers of aluminum fabricated products with an annual production of 1,100,000 tons. We expect our annual production to increase to 3,000,000 tons by the end of 2015. Our principal operations are based in Daqing City, Heilongjiang Province, PRC. We have almost a decade of aluminum products manufacturing experience in both industrial and consumer semi-fabricated aluminum products, including aluminum rod, aluminum particle, aluminum wire, aluminum sheet, aluminum curtain wall and electronic aluminum foil. In addition, we are currently building one of Asia’s largest pharmaceutical packaging aluminum foil (PTP: Press-Through Packaging and PTBF: Press-Through Blister Foil) production centers which is expected to start operations in April 2012. At the end of August 2011, we received an investment of RMB 30 million ($4.5 million) from Hawkland in Tyals PRC. The proceeds will be used for the construction of the facilities and purchase of the major equipment of pharmaceutical foil product lines.

The table below shows the Company’s net revenues for aluminum products:

Table No. 4

Net Revenues by product

(In Thousands of US Dollars)

19

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009
Revenues:
Aluminum curtain wall	$5,070	$1,286	$9,092	$-
Electrical aluminum rod	4,881	3,769	4,040	1,829
Aluminum wire	1,470	2,928	3,013	404
Electronic aluminum foil	748	1,648	2,961	-
Aluminum sheet	1,120	-	922	-
Others	-	-	-	43
Total	13,289	9,631	20,028	2,276

Cost of sales:
Aluminum curtain wall	$3,644	$803	$5,620	$-
Electrical aluminum rod	4,331	3,074	3,345	1,543
Aluminum wire	1,334	2,518	2,573	599
Electronic aluminum foil	587	1,272	2,293	-
Aluminum sheet	1,057	$0	858	-
Others	-	-	-	45
Total	10,953	7,667	14,689	2,187

Gross Profit:
Aluminum curtain wall	$1,426	$483	$3,472	$-
Electrical aluminum rod	550	695	695	286
Aluminum wire	136	410	440	(195)
Electronic aluminum foil	161	376	668	-
Aluminum sheet	63	-	64	-
Others	-	-	-	(2)
Total	2,336	1,964	5,339	89

Corporate Strategy

Our corporate strategy consists of (i) expanding our market share in the aluminum alloy materials and aluminum deep processing products market by building new product lines such as aluminum foil for pharmaceutical packaging and expanding the production scale of existing product lines such as decorative plates; and (ii) increasing cold rolling equipment to meet the Company’s own needs for raw materials for decorative plates and aluminum foil and thus enhance the product structure.

Competitive Conditions

Geographically, aluminum processing enterprises are mainly located in the PRC provinces of Jiangsu, Henan, Zhejiang, Chongqing, Fujian, Shanghai, and Hebei. They account for 20.84%, 20.77%, 10.0%, 9.73%, 9.71%, 8.23%, and 7.15% of the total aluminum output in the PRC, respectively. Among our competitors, Aluminum Company of America (“Alcoa”) has aluminum processing enterprises in China (Bohai, Shanghai, Yunnan, and Kunshan). However, none of such locations and plants has an aluminum foil deep processing business, which is needed for the processing of pharmaceutical aluminum foil. In 2009, Alcoa sold its aluminum foil processing plants in Bohai and Shanghai to Yunnan Metallurgical Group, now Shanghai Huxin Aluminum Foil Co., Ltd., and consequently exited the local aluminum foil market. Another competitor of ours, Aluminum Company of Canada (“Alcan”) owns its major aluminum processing plant in China - Rio Tinto Alcan (Tianjin) Cable Co., Ltd. The plant started to operate in November 2009 and its products are high-end aluminum and aluminum alloy wire and cable.

We believe that we have several advantages over such competitors, including:

•	Talents. Our company has a research and management team with extensive experience in the aluminum fabricated products industry. Our executives have an average of 20 years of related experience and have worked in several companies including the Northeast Light Alloy Co., Ltd. (China's first large-scale aluminum magnesium processing plant that sets national standards), Shandong Nanshan Group, Institute of Aluminum Processing of Original Metallurgical Industry Ministry and other enterprises and research institutes. They have a deep understanding of the market demand and the behavioral characteristics of downstream industries such as aluminum, petrochemical, transportation, power facilities, electronic appliances, building decoration, and packaging materials. In addition, Tyals PRC is located in China’s old northeast industrial base, adjacent to companies such as Northeast Light Alloy Co., Ltd. and the two renowned institutions, Harbin Institute of Technology and Harbin Engineering University.

20

•	Research and Development. Our research and development efforts over the years have helped expand our production capacity and reduce our unit production costs. We have successfully commercialized our research and development achievements in aluminum magnesium processing and related technologies. In addition, we own thirty two (32) proprietary technologies: ten (10) used in melting and casting, three (3) in adding rare earth elements into the aluminum alloy, nine (9) in the aluminum alloy plate processing, five (5) in surface processing of curtain walls, four (4) in PTP pharmaceutical aluminum foil and PTBF processing, and one (1) in electronic aluminum foil. Our "3003B-H18 high-strength, high-specific volume electronic aluminum foil" was included in the “National Key New Products Plan” by the PRC Ministry of Science and Technology and the Ministry of Commerce; it was awarded the "Heilongjiang Technical Innovation Project Orientation Program" by Heilongjiang Economic and Trade Commission, and approved as a "Heilongjiang High-tech Industrialization Demonstration Project" by Heilongjiang Planning Commission. Moreover, we own two (2) trademarks. The trademarks have a term of 10 years. In its current form, Chinese intellectual property law differs from United States intellectual property law in significant ways. For instance, Chinese trademark law is based on a first-to-register system as opposed to the United States' first-to-use system. Moreover, the PRC government and its courts have limited experience in enforcing its intellectual property laws. Modern PRC trademark laws have only existed for approximately 20 years. Courts in China have not reached the same level of experience in enforcing and interpreting intellectual property laws as have the courts in the United States. However, the PRC government has created administrative bureaus specifically for trademark infringement disputes as an alternative to judicial resolution. These administrative bureaus have the power to order an infringing party to stop and desist from such violations. We do not regard any single proprietary technology, license, or trademark to be material to our sales and operations as a whole. We have no material licenses, or trademarks the duration of which cannot, in the judgment of our management be extended as necessary. We are neither involved in any material intellectual property disputes against us nor are we pursuing any material intellectual property rights against any party.

•	Technology. We believe we employ more sophisticated and efficient technology than most of our domestic competitors. After years of exploration and experiments, we now have production technologies for various products and monitoring methods for all key equipments. We have also established management systems such as an operation staff training system and quality control system to achieve cost saving, high product quality and high yield.

•	Customized Products. We can develop and produce customized products in accordance with industry customers’ needs. Examples of such products include high-pressure foil, copper clad aluminum rods, rare earth aluminum alloy rods and others. We also provide customized aluminum curtain wall products catering to the needs of construction industry customers. With our ability to produce double-curved walls, multi-curved walls and shaped plates, we have undertaken a number of important interior and exterior decoration projects in the Heilongjiang province.

•	Cost control. The use of new technologies and equipment maximizes our profitability and brings obvious cost control advantages. Our products use domestic equipment with the same technical level of imported equipment. Through our operations in Tongliao City, the fourth largest logistics center in Northeast China and also an important transport hub as well as energy base in the Northeast and Inner Mongolia, we achieve an advantage over our competitors in terms of transportation and energy savings that helps us obtain stable and convenient raw materials.

Environmental Protection

We are subject to PRC national environmental laws and regulations as well as environmental regulations promulgated by the local governments where we operate. These include regulations on waste discharge, land repair, emissions disposal and mining control. For example, national regulations promulgated by the PRC government set discharge standards for emissions into the air and water. National environmental protection enforcement authorities also promulgate discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental increase of the amount of discharge up to a specified level set by the PRC government or the local government. For any discharge exceeding the specified level, the relevant PRC government agencies may order any of our facilities to rectify certain behavior causing environmental damage, and subject to PRC government approval, the local government has the authority to order any of our facilities to close for failure to comply with existing regulations.

21

Our total environmental protection expense was RMB 250,000 ($37,879) for year ended December 31, 2010. We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

Insurance

We currently maintain insurance coverage on our property, plants, equipment, transportation vehicles and various assets that we consider to be subject to significant operating risks. We paid a total of RMB 3,349 ($507) for our transportation vehicles insurance for the year ended December 31, 2010.

We are covered under the injury and accidental death insurance provided by the local government labor departments and therefore we do not purchase separate insurance policies from commercial insurers with respect to such risks.

Consistent with what we believe to be the customary practice in China, we do not generally carry any third party liability insurance to cover claims in respect of personal injury, environmental damage arising from accidents on our property or relating to our operations (other than our automobiles) or business interruption insurance.  More extensive insurance is either unavailable in China or would impose a cost on our operations that would reduce our competitiveness with other producers.

Seasonality

Our business is not seasonal.

Regulatory Overview

Admission Conditions on Aluminum Industry

Prior to the promulgation of the Admission Conditions on Aluminum Industry by the National Development and Reform Commission on October 29, 2007 (“Admission Conditions”), there were no laws and regulations in the PRC which specifically regulated the manufacture and sale of aluminum products in the PRC.  The Admission Conditions were promulgated with the aim to regulate the establishment of production, promote healthy and sustainable developments in the aluminum industry, strengthen environmental protection, comprehensively use resources, guarantee workers safety, further increase entry barriers, specify investments in the industry and stop pell-mell investments in the industry.

However, our PRC legal advisor has advised the Company that the Admission Conditions focuses on new construction and conversion of aluminum refineries, new aluminum smelting and further processing projects, but it imposes no restrictions on the production and sale of industrial or consumer aluminum fabricated products, such as aluminum curtain wall, electrical aluminum rod, aluminum alloy sheet, and aluminum foil, etc., which already existed prior to the issue of Admission Conditions.  Since its establishment, the Company has not been involved in any business activities covering aluminum refineries or smelting, but mainly focused on industrial and consumer aluminum fabricated products.

For the new construction of production of aluminum fabricated products, the Admission Conditions states that, it must use techniques with a high degree of automation, high yield, high efficiency, and high product quality, and it is prohibited to use traditional aluminum casting units with antiquated techniques.

The Catalogue for the Guidance of Foreign Investment Industries

The Catalogue for the Guidance of Foreign Investment Industries (“Catalogue”), was amended and approved by the State Council as of December 1, 2007.

In respect of managing foreign investment, the Catalogue has divided industries into four categories: 1) encouraged foreign investment industries (“Encouraged”), Restricted Foreign Investment Industries (“Restricted”), Prohibited Foreign Investment Industries (“Prohibited”), and permitted foreign investment industries (“Permitted”).

For the industries listed in the Prohibited category, foreign investment is prohibited. For the industries listed in the Restricted category, foreign investment is allowed, but it is subject to restrictions, such as foreign ownership shall not exceed 50% of the enterprise which is established to operate the business.

The industry in which Tyals PRC operates is not listed in either the Prohibited or Restricted category. Foreign investment is therefore allowed for companies involved in the production and sale of industrial or consumer aluminum fabricated products, such as aluminum curtain wall, electrical aluminum rod, aluminum alloy sheet, and aluminum foil, etc.

Pricing

The PRC government does not impose any limitations with respect to the pricing of aluminum fabricated products.  Therefore, aluminum fabricated product producers are free to set prices for their products. All the raw materials, supplemental materials and other supplies that we purchase are based on market prices.

Electricity Supply and Price

The State Power Supervision Commission is responsible for the supervision and administration of the power industry in China. The NDRC and local governments regulate electricity pricing. Electricity suppliers may not change their electricity prices without governmental authorization. The Electric Power Law and related rules and regulations govern electricity supply and distribution. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements.

22

Environmental Protection Laws and Regulations

The PRC government has formulated and implemented various environmental protection laws and regulations, including the Environmental Protection Law, the Water Pollution Prevention and Control Law, the Atmospheric Pollution Prevention and Control Law, the Solid Waste Environment Protection and Control Law, the Environmental Noise Pollution Prevention and Control Law, the Environmental Impact Evaluation Law, the Measures on Administration of Pollution Sources Monitoring, the Decision of the State Council on Several Issues Concerning Environmental Protection, the Provisional Measures on the Administration of Water Pollutant Discharging Permit, and the Administrative Regulations on Environmental Protection for Construction Project (collectively, the “Environmental Laws”).

The Environmental Laws of the PRC require any facility that produces pollutants or other hazards to incorporate environmental protection measures in its operations and establish an environmental protection responsibility system. Such system includes adoption of effective measures to control and properly dispose of waste gases, waste water, waste residue, dust or other waste materials. Any entity that discharges pollution must register with the relevant environmental protection authority and entities have to file an environmental impact report with the relevant environmental bureau for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. New facilities built pursuant to this approval are not permitted to operate until the relevant environmental bureau has performed an inspection and is satisfied that the facilities are in compliance with environmental standards.

The State Environmental Protection Administration of China is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China's environmental system. Environmental protection bureaus at the county level or above are responsible for environmental protection within their areas of jurisdiction.

Remedial measures for breaches of the Environmental Protection Law of the PRC include a warning, payment of damages or imposition of a fine. Any entity undertaking a construction project that fails to install pollution prevention and control facilities in compliance with environmental standards for a construction project may be ordered to suspend production or operations and may be fined. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property or personal injuries or death. The Company has not been cited for any environmental violations and believes that its operations are in compliance with all applicable environmental regulations.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare plans covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and we provide our employees with the proper welfare and employment benefits.

4.C. Organizational Structure

The principal business of the Company is conducted through Tyals PRC and its headquarters located at 1 Sun Street, High-Tech Development Zone CI-35, Daqing City, Heilongjiang Province, People's Republic of China, 163316.

According to the present article of association and registration information of Tyals PRC, the management structure is as follows:

23

Senior Management includes (i) CEO - Mr. Yuhu Wang, (ii) CTO - Zhiguo Wang, (iii) CFO - Jianhua Sun, and (iv) VP - Jianhua Sun.

4.D. Property, Plants and Equipment

We operate our business in the northeast of the People’s Republic of China through the following locations.

24

Tyals PRC Land Use Right

User	Certificate No.	Area	Using Purpose	Location	Term	Mortgage
Tyals PRC	DQGY(03) 2648	11,847 M2	Industrial	District One, High-Tech Development District, Daqing, PRC	June 16, 2053	Yes

Tongliao Land Use Right

User	Certificate No.	Area	Using Purpose	Location	Term	Mortgage
Tongliao	TKGY2008(04) NO. 150117570 S	205821.30 M²	Industrial	Industry Park, Mulitu Town, Keerqin District, Tongliao, PRC	February 26, 2058	Yes

Land use rights represents fees paid to obtain the right to use land in the PRC.

Property Ownership

Tyals PRC owns the following properties:

Owner	Certificate No.	Area	Using Purpose	Location	Issuing Date	Mortgage
Tyals PRC	QFQZ Development Zone ZI NA047103	2730M²	Plant	1 Sun Street, High-Tech Development Zone CI-35, Daqing City, Heilongjiang Province People's Republic of China, 163316	July 24, 2003	Yes
	QFQZ Development Zone ZI NA047101	1491 M²	Office Building		July 24, 2003	Yes
	QFQZ Development Zone ZI NA047099	440 M²	Garage		August 2, 2003	Yes
Total		4661 M²

25

Tongliao Property Ownership

Owner	Certificate No.	Area	Using Purpose	Location	Issuing Date	Mortgage
Tongliao	MG 2010001065	2974.44 M²	Office Building	Industry Park, Mulitu Town Tongliao PRC	August 20, 2010	Yes
	MG 2010001067	2003.27 M²	Dining Room		August 20, 2010	Yes
	MG 2010001071	26653.09M²	Plant		August 20, 2010	No
Total		31630.80 M²

Rented Properties

Lessor	Area	Rent RMB/Yuan	Lease term	Purpose
[1] Daqing High and New Technology Incubation Service Centre[1]	5302.29m2	890,784 (include rent, property fees, heating fee, electricity & water fees)	From April 18, 2011 to April 17, 2012	Offices
Daqing Enterprise Plaza Limited Company[2]	Factory Buildings No.B1, B5, B6, B7 are to be completed Approximately 30,000m [2]	6/m2/month (Free For first Three years) Property fees: 1/m2/month	Three Years Minimum from August 2011	Factory & Offices

1.	Please see the Lease Contract between Daqing High and New Technology Incubation Service Centre and Tyals PRC entered into on April 9, 2011.
2.	Please see the Emerging Industrial Park Project (Tenement) Settle-in Agreement between Daqing Enterprise Plaza Limited Company and Tyals PRC entered into on May 6, 2010.

Copies of these documents have been filed as exhibits to this Registration Statement.

We expect our production capacity on pharmaceutical foil to reach 29,400 ton, and the plant area in Tongliao to reach 60,000 sqm.

ITEM 4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Regulations on Dividend Distribution

Daqing WFOE has executed an Exclusive Service Agreement with Tyals PRC and its equity owners on September 1, 2011. Under the Exclusive Service Agreement executed among Daqing WFOE, the major shareholders of Tyals PRC, Mr. Yuhu Wang and Hawkland, Tyals PRC and its Subsidiaries, Daqing WFOE shall provide Tyals PRC with management and operation services on an exclusive basis in exchange for yearly service fees which will be determined based on what is the market price in light of the specifics of the services and the timing of such services and will be negotiated on January 1st of each year. Daqing WFOE will retain all the intellectual property rights associated with anything developed under the terms of this agreement. This agreement is effective until August 31st, 2021. On January 1, 2012, the service fee was negotiated and agreed to be equal to Tyals PRC’s profits for the year of 2011. The retained profits of Tyals PRC as of January 1, 2012 are RMB 39,688,224 ($6,471,000). According to the Service Agreement, there is no cap for the service fee, which could exceed the retained profit of Tyals PRC. Daqing WOFE intends to direct that the service fee that was negotiated and agreed upon on January 1, 2012 not be paid and instead to direct how such amount should be utilized by Tyals PRC to further develop the operation of Tyals PRC.

26

Daqing WFOE makes profits from providing the services to Tyals PRC and will distribute dividends to our offshore entities based on availability of funds received from Tyals PRC when and if declared solely at the discretion of the board of directors. The principal regulations governing dividend distributions of wholly foreign-owned companies include: the Companies Law (2005); the Wholly Foreign-Owned Enterprise Law (2000); and the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001).

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises shall make allocations to a reserve fund and a bonus and welfare fund for staff and workers from their profits after paying income tax in accordance with China's tax laws. The rate of allocations to the reserve fund may not be lower than 10 percent of the after-tax profits; once the cumulative amount of allocations equals 50 percent of the registered capital, no further allocations need be made. The rate of allocations to the bonus and welfare fund for staff and workers shall be determined by the wholly foreign-owned enterprises themselves.

Uses and Applications of Our Products

Our Company has five product lines: 1) electrical aluminum rod, 2) aluminum wire, 3) aluminum plate /sheet, 4) aluminum curtain wall and 5) electronic aluminum foil.

Electrical Aluminum Rod

We manufacture electrical aluminum rod from ingot. Electrical aluminum rod is round, between 2 meters and 3 meters in diameter. Electrical aluminum rod is mainly used in the electrical transmission lines in the utility, communication and transportation industries. Our customers are electric wire and cable manufacturers.

Aluminum Wire

Aluminum wire is similar to electrical aluminum rod except it is much smaller and round twisted together to form different gauges of wire and wrapped in reels between 1 meter and 2 meters in diameter. We developed a special process called “re-wrap” to produce aluminum wire to be provided to special steel manufacturers.

Aluminum Plate/Sheet/Foil

Aluminum can be rolled and re-rolled until it reaches the desired thickness or gage. When the rolling process is stopped it largely determines whether the final product will be plate (0.635 cm thick or more), sheet (0.634 to 0.015 cm), or foil (0.02 cm or less). Plate is used in heavy-duty applications in the aerospace, machinery, and transportation markets. Sheet and foil, the most widely used form of aluminum, are found in all of the aluminum industry's major packaging markets.

We also remarket aluminum sheets to our customers at a higher mark up.

Aluminum Curtain Wall

The Company currently does not manufacture aluminum plate or sheet or foil. Instead we purchase aluminum plate or sheet as raw material and process them into aluminum curtain wall. Aluminum curtain wall are widely used in both commercial and residential construction - in such applications as window and door frames, exterior cladding/siding, gutters and downspouts, and roofing. Aluminum is cost-effective because it requires less maintenance and painting than traditional materials. It can be installed relatively rapidly and with less inconvenience and disruption to pedestrian and street traffic.

Electronic Aluminum Foil

Electronic aluminum foil is our latest product since 2010. The Company currently does not manufacture aluminum foil. We purchase aluminum foil as raw material and analyze and process it into electronic aluminum foil. We provide electronic aluminum foil to capacitor, electrolytic, and condenser manufacturers.

27

The following is a discussion of our results of operations for the year ended December 31, 2010, and the major facts affecting these results as compared to the year ended December 31, 2009.

2010 Financial Performance Highlights

The following are some financial highlights for 2010:

•	Revenues increased $17.75 million to $20.03 million in 2010 as compared to revenue of $2.28 million in 2009, an increase of 780%.

•	The gross margin was 26.66% in 2010 as compared to 3.91% in 2009.

•	Income from operations increased $5.04 million to $4.57 million in 2010 as compared to a loss from operations of $(470,000) in 2009.

•	Operating margin (the ratio of income from operations to revenues, expressed as a percentage) was 22.84% in 2010 as compared to (20.47%) in 2009.

•	Net income attributable to controlling interest increased $3.96 million to $3.76 million in 2010 as compared to net loss of ($200,000) in 2009.

•	Net margin (the ratio of net income to revenues, expressed as a percentage) was 18.75% in 2010 as compared to (8.79%) in 2009.

Revenue

For the year ended December 31, 2010, total revenues were $20.03 million, compared with $2.28 million in 2009. This reflects a $17.75 million increase or 780% year-over-year growth from 2009 to 2010.

The Company’s total revenue streams were generated from four major products: Aluminum curtain wall, electrical aluminum rod, aluminum wire and electronic aluminum foil.

In the year of 2009, the Company introduced a new product line for aluminum curtain wall. This new production line started to generate revenue in June 2010. Aluminum curtain wall is used to cover and decorate the exterior of a building. Due to the economic expansion in the northeastern sector of China where the Company is located, the Heilongjiang province has built several large public facilities such as the Daqing airport, railway station, business centers in the most recent three years. Statistics showed the market demand for aluminum curtain wall in 2009 was approximately 3.1 million square meters in northeastern China. The Company sold about 0.3 million square meters of aluminum curtain wall and generated $9.3 million sales in 2010. The Company believes that sales of aluminum curtain wall will continue and increase its sales into future.

Revenue from electrical aluminum rod increased $2.2 million from 2009 to 2010, driven primarily by higher sales volume. The Company increased sales to existing clients due to the higher demand and we also expanded our client base in 2010.

Revenue from aluminum wire increased $2.6 million from 2009 to 2010, driven primarily by higher sales volume for the same reasons as above.

We believe the electronic aluminum foil is a favorable market in China because the domestic production can never met the domestic demand. The import rate of electronic aluminum foil has never been lower than 30% in China.  The major reason for this situation is that electronic aluminum foil production requires higher technology and a more sophisticated production procedure. As a result, fewer manufacturers produce electronic aluminum foil in China. The Company has spent years researching and testing this market and decided to start trading electrical aluminum foil instead of manufacturing in 2010. The Company plans to introduce electronic aluminum foil production line in 2012. We believe that we will continue and increase electronic aluminum foil sales in the future.

28

The remaining revenue was generated from the sale of aluminum sheets. Our aluminum sheet is mainly sold in the construction industry, and oil and chemical industry in northeastern China. Because of the above mentioned reasons (i.e. economic expansion in northeastern China), revenue increased $0.92 million in the aluminum sheet sales and other miscellaneous sales from 2009 to 2010.

Gross Profit

The following table presents the gross profit margin by each product line and the corporate average gross margin for the years ended December 31, 2010 and 2009.

	Gross Profit Margin %
	2010	2009
Aluminum curtain wall	38%	n/a
Electrical aluminum rod	17%	16%
Aluminum wire	15%	(48)%
Electronic aluminum foil	23%	n/a
Aluminum sheet	7%	n/a
Others	n/a	(5)%
Average	27%	4%

The gross profit margin for aluminum wire was negative in 2009 because aluminum wire sales in 2009 were not sufficient enough to cover the fixed production cost, such as depreciation and overhead cost.

Operating Expenses

Operating expenses include selling expenses and general and administrative expenses (SG&A). Operating expenses increased $210,000 from $555,000 in 2009 to $765,000 in 2010.  The increase in operating expenses is mainly due to the payroll expense increase in 2010. The headcount of the sales department was 10 employees in 2009 versus 34 employees in 2010 and the headcount of the general and administrative department was 22 employees in 2009 versus 34 employees in 2010.

Interest Expense (net)

Interest expense was $292,000 in 2010 and $185,000 in 2009. The increase in interest expense is purely because of the increase of the short term loan we had in 2010 compared to 2009. We expanded our business and added new product lines (i.e. aluminum curtain wall and electronic aluminum foil) in 2010 and therefore required additional working capital in 2010 as compared to 2009.

Other Income (net)

Other income (net) totaled $260,000 in 2010 and $356,000 in 2009. This item refers to the income from a business introduction fee collected from an independent third party for the periods from 2008 to 2010. Introduction fees earned during the years ended December 31, 2010 and 2009 were $248,000 and $340,000 respectively.

Income relating to business introduction fees is non-recurring source of income. We executed a contract with Xinta Coal Mining Ltd. Co. (“Xinta”) on February 10, 2008 stipulating that if we find a qualified coal mine in Tong Liao, China, Xinta will pay us a commission. We successfully found a coal mine in 2008 which met the standards stipulated in the contract, and therefore received commission of RMB2.832 million ($ 407,000), RMB2.19 million ($ 321,000) and RMB1.586 million ($ 234,000) in 2008, 2009 and 2010, respectively.

We do not anticipate repeating this kind of income again in the future.

29

The following is a discussion of our results of operations for the six months ended June 30, 2011 compared with the operating results for the six months ended June 30, 2010.

Revenue

For the six months ended June 30, 2011, our total revenue increased by 38% to $13.3 million compared with the total revenue of $9.6 million for the six months ended June 30, 2010.

Revenue generated from the processing of aluminum curtain wall increased $3.8 million, or 294%, for the six months ended June 30, 2011 as compared to the results for the six months ended June 30, 2010. The increase was primarily driven by the increase in process tonnage of aluminum sheet as the result of external market improvements and our increased sales efforts. For the six months ended June 30, 2011, process tonnage of purchased aluminum sheet increased 295% from 40,112 tons during the six months ended June 30, 2010 to 158,266 tons during the same period of 2011.

Revenue generated from sale of electrical aluminum rod increased $1.1 million, or 30%, for the six months ended June 30, 2011 compared with the same period ended June 30, 2010. The increase was primarily driven by increase in production and sale volume as the result of our increased efforts to develop this business line. For the six months ended June 30, 2011, sale volume of electrical aluminum rod increased 20% from 1,685 tons in the six months ended June 30, 2010 to 2,028 tons in the six months ended June 30, 2011. At the same time, selling price of electrical aluminum rod, which was denominated in RMB, also increased 8% due to the increase in the prevailing market rate for electrical aluminum rod.

Revenue from the sale of aluminum wire for the six months ended June 30, 2011 decreased by 50% compared with the same period ended June 30, 2010. The decrease was primarily attributable to the decrease in sales volume (606 tons in the six months ended June 30, 2011 compared to 1,292 tons in the same period of 2010).

Revenue from the sale of electronic aluminum foil for the six months ended June 30, 2011 decreased 55% compared with the same period ended June 30, 2010. The decrease was primarily attributable to the following factors: 57% decrease in sales volume and a 4% increase in our average selling prices. We did not manufacture electronic aluminum foil. Instead we purchased electronic aluminum foil and sold it at higher price. The Company started trading this product to test the market during the year ended December 31, 2010 and determined there to be high demand in the marketplace and a high gross margin. In 2011, the Company decided to manufacture electronic aluminum foil and started this new product line and started manufacturing this product in March 2013.

We do not manufacture aluminum sheet. Instead, we purchase aluminum sheet from third parties and sell it at a higher price based on the market demand. Aluminum sheet is the primarily raw material for aluminum curtain wall. The Company sold $1.1 million electronic aluminum sheet in the first six months of 2011 compared to zero sales in the same period of 2010. The Company also decided to implement a plan to manufacture aluminum sheet, which is expected to begin in the last six months of 2012.

Cost of Sales

Total cost of sales increased $3.3 million or 43% compared with the six months ended June 30, 2010. The increase was mainly attributable to the increase in purchase volume of raw materials as the result of changed sales volume. The total direct material cost, which includes raw material costs for the five product lines, was $10.3 million during the six months ended June 30, 2011 compared with $7.4 million for the same period of 2010.

Manufacturing overhead costs include indirect material, indirect labor, and various costs, such as depreciation, utilities, such as electricity and gas for manufacturing plant, and other manufacturing overhead. Manufacturing overhead increased 116% or $309,000, during the six months ended June 30, 2011 compared with the six months ended June 30, 2010. The increase was the result of increased utilities cost due to the increased production. Direct labor increase of $71,000 was the result of the increased number of direct labor hours due to the increased production.

30

Gross Profit and Gross Margin

Our gross profit increased by $372,000, or 19%, for the six months ended June 30, 2011 as compared with the results of the six months ended June 30, 2010. Gross margin decreased from 20% for the six months ended June 30, 2010 to 18% for the six months ended June 30, 2011. The decrease in gross margin was primarily due to increased manufacturing overhead during the six months ended June 30, 2011.

Gross margin percentages for each of the Company’s product lines are as follows:

	For the six months ended
	June 30 , 2011	June 30 , 2010
Aluminum curtain wall	28.13%	37.56%
Electrical aluminum rod	11.27%	18.44%
Aluminum wire	9.25%	14%
Electronic aluminum foil	21.52%	22.82%
Aluminum sheet	5.63%	n/a
Overall gross profit %	17.58%	20.39%

The decrease in gross margin for aluminum curtain wall was primarily due to the 4% decreased in the overall market price for aluminum curtain wall while the purchase price for aluminum sheet increased 14% during the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The decreases in gross margin for electrical aluminum rod and aluminum wire were primarily caused by the increase in overall market selling price which was less than the increase for raw material purchasing price during the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. The increase of the selling prices for electrical aluminum rod and aluminum wire was 4% and 2%, respectively while the purchase price increased 13% and 14%, respectively during the six months ended June 30, 2011 as compared to the six months ended June 30, 2010, which resulted in an overall decrease in gross margin for electrical aluminum rod and aluminum wire..

Selling Expenses

Selling expenses consist primarily of salespersons’ salaries, sales commissions, and other expenses. During the six months ended June 30, 2011, our selling expenses increased by $20,000, or 91%, compared with the six months ended June 30, 2010. The increase was mainly due to the increased number of our salespersons. We currently have two types of arrangements with salespersons: one is based on a salary and the other is based on commissions. The average number of our salary based salespersons increased from 10 in 2010 to 20 in 2011.

General and Administrative Expenses

Our general and administrative expenses increased by $447,000, or 139%, during the six months ended June 30, 2011 compared with the six months ended June 30, 2010. The increase was mainly due to the increase in salary, consulting fees and other expenses, such as traveling, meals and lodging for the expansion of our business.

5. B. Liquidity and capital resources

The following are the liquidity and capital resources for the year ended December 31, 2010 compared to the year ended December 31, 2009:

Cash Position

As of December 31, 2010, we had cash and cash equivalents of $522,000. The following table provides detailed information about our net cash flow for all financial statement periods presented in this report.

	(in thousands of U.S. Dollars)
	Year Ended December 31,
	2010	2009
Net cash provided by (used in) operating activities	$28	$(627)
Net cash used in investing activities	$(3,694)	$(6,230)
Net cash provided by financing activities	$4,051	$6,992
Effect of exchange rate change	$(75)	$(11)
Net increase in cash and cash equivalents	$310	$124
Cash and cash equivalents, beginning of period	$212	$88
Cash and cash equivalents, end of period	$522	$212

31

Operating Activities

Net cash used in operating activities was $28,000 for the year ended December 31, 2010. This was primarily attributable to (1) net income of $3.7 million, (2) certain non-cash expenses that did not result in cash outflow, principally depreciation of property, plant and equipment of $496,000, (3) a decrease of $400,000 in deferred tax assets, (4) an increase of $4.2 million in accounts receivable, an increase of $1 million in other operating assets such as inventories,  advances to suppliers and prepaid expenses, which negatively affected operating cash flow, (5) an increase of $329,000 in accounts payable and increase of $799,000 in income tax payable, (6) a decrease of $434,000 of other current liabilities and accrued expenses which negatively affected operating cash flow.

Net cash provided by operating activities was $(627,000) for the year ended December 31, 2009. This was primarily attributable to (1) net loss of $(269,000), (2) certain non-cash expenses that did not result in cash outflow, principally depreciation of property, plant and equipment of $298,000, (3) an increase of $27,000 in deferred tax assets and a decrease of $427,000 in other current liabilities and accrued expenses, which negatively affected operating cash flow.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2010 amounted to $3.7 million, mainly as a result of our purchase of new equipment and production line for aluminum curtain wall project. Until December 31, 2010, the total expenses for the aluminum curtain wall project were $8.9 million.

Net cash used in investing activities for the year ended December 31, 2009 amounted to $6.2 million, mainly as a result of (1) building our new plant for aluminum curtain wall project for $5.7 million, and (2) investments in associated companies for $527,000.

Financing Activities

Net cash provided by financing activities amounted to $4.1 million for the year ended December 31, 2010, as a result of a capital contribution of $4.1 million, which was offset by (1) $2.4 million in loans repayments, and (2) $1.9 million in related party notes repayment.

Historically, we have financed our operations primarily through cash provided by operating activities. Our current cash and cash equivalents primarily consist of cash on hand, which is unrestricted as to withdrawal and use.

Our anticipated short-term and long-term liquidity requirements primarily include working capital for funding our ongoing operations. We plan to fund our future liquidity requirements from cash provided by operating activities and financing activities. We currently anticipate that we will be able to meet our needs to fund our operations beyond the next twelve months with operating cash flows and existing cash balances.

As of December 31, 2010, we had cash and cash equivalents of $522,000, consisting primarily of cash on hand.

We believe that our current cash, cash flows provided by operating activities will be sufficient to meet our working capital needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

We intend to continue to carefully execute our growth plans and manage market risk.

The following table provides detailed information about our net cash flows for the year ended December 31, 2010:

Working Capital	As of December 31, 2010
(in thousands of U.S. dollars)
Current assets	7,342
Current liabilities	9,574
Working capital	(2,232)

Cash Flows	For the year ended December 31, 2010
(in thousands of U.S. dollars)

Net cash provided by operating activities	28
Net cash used in investing activities	(3,694)
Net cash provided by financing activities	4,051
Effect of exchange rate changes	(75)
Increase in cash and cash equivalents during the year	310

The negative working capital at December 31, 2010 is primarily due to the significant short term borrowings ($5.7 million) at December 31, 2010, which was to fund the company’s new production line, ie aluminum curtain wall production line, in the year of 2010.

32

A major factor in the Company’s liquidity and capital resource planning is its generation of operating cash flow, which is strongly dependent on the demand for our products.  This is supplemented by our financing activities in capital markets.

Our principal uses of cash primarily include capital expenditures, purchase for raw material, salaries and benefits for our employees and other operating expenses.  We expect that these will remain our principal uses of cash in the foreseeable future.  We may also use additional cash to fund strategic acquisitions.

We may rely on dividends and other distributions on equity, or loans and advances made by our Chinese subsidiary, Daqing WFOE, to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, and to service any debt we may incur.

The distribution of dividends and the making of loans and advances by entities organized in China are subject to certain limitations. Regulations in the PRC currently permit payment of dividends only out of unrestricted retained earnings, as determined in accordance with accounting standards and regulations in China. As of December 31, 2010, our retained earnings were $2.2 million.

Daqing WOFE makes profits from providing the services to Tyals PRC and may distribute dividends to our offshore entities. The principal regulations governing dividend distributions of wholly foreign-owned companies include: the Companies Law (2005); the Wholly Foreign-Owned Enterprise Law (2000); and the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001). On January 1, 2012, the service fee was negotiated and agreed to be equal to Tyals PRC’s profits for the year of 2011. The retained profit of Tyals PRC as of January 1, 2012 is RMB 39,688,224 ($6,471,000). According to the Service Agreement, there is no cap for the service fee, which could exceed the retained profit of Tyals PRC. Daqing WOFE intends to direct that the service fee that was negotiated and agreed upon on January 1, 2012 not be paid and instead to direct how such amount should be utilized by Tyals PRC to further develop the operation of Tyals PRC.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises shall make allocations to a reserve fund and a bonus and welfare fund for staff and workers from their profits after paying income tax in accordance with China's tax laws. The rate of allocations to the reserve fund may not be lower than 10 percent of the after-tax profits; once the cumulative amount of allocations equals 50 percent of the registered capital, no further allocations need be made. The rate of allocations to the bonus and welfare fund for staff and workers shall be determined by the wholly foreign-owned enterprises themselves.

The following are the liquidity and capital resources for the six months ended June 30, 2011 compared to the six months ended June 30, 2010:

Historically, we have financed our operations primarily through cash provided by operating activities. Our current cash and cash equivalents primarily consist of cash on hand which is unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong.

Our anticipated short-term and long-term liquidity requirements primarily include working capital for funding our ongoing operations. We plan to fund our future liquidity requirements from cash provided by operating activities. We currently anticipate that we will be able to meet our needs to fund our operations beyond the next twelve months with operating cash flows and existing cash balance.

As of June 30, 2011, we had cash and cash equivalents of $959,000. We believe that our current cash, cash flows provided by operating activities will be sufficient to meet our working capital needs for at least the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk.

The following table provides detailed information about our net cash flows for the six months ended June 30, 2011 and June 30, 2010:

Working Capital	As of June 30,
	2011	2010
	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)
Current Assets	$7,772	$7,342
Current Liabilities	12,151	9,574
Working Capital	(4,379)	(2,232)

33

Current liabilities of $12.2 million and $9.6 million as of June 30, 2011 and 2010 consist of $9.1 million and $5.7 million short-term borrowings respectively. Those borrowings were primarily to fund our new factory in Tong Liao factory and new aluminum curtain wall production line in Daqing factory from the year 2008 to 2011. The Company generated $2.5 million cash from operating activities during the first six months of 2011.

Cash Flows	For the six months ended June 30
	2011	2010
	(in thousands of U.S. dollars)	(in thousands of U.S. dollars)
Net Cash Provided By (Used In) Operating Activities	2,689	(740)
Net Cash Used In Investing Activities	(242)	(3,939)
Net Cash Provided By (Used In) Financing Activities	(2,026)	5,721
Effect of Exchange Rate Changes	16	7
Increase In Cash during The Period	$421	$1,042

Operating activities

During the six months ended June 30, 2011, we received net cash of $2,689,000 from operating activities compared with net cash used of $740,000 in operating activities during the six months ended June 30, 2010.

For the six months ended June 30, 2011, the net cash flow provided by operating activities was primarily due to the net income of $1,127,000 adjusted for the add-back of non-cash items of depreciation and amortization of $310,000. In addition, changes in operating assets and liabilities such as an increase in accounts receivable of $877,000, a decrease in inventories of $185,000, a decrease in advances to suppliers of $131,000, a decrease in prepaid expenses and other current assets of $815,000, an increase in accounts payable of $316,000, an increase in income tax payable of $244,000 and an increase in other current liabilities and accrued expenses of $412,000 from operating activities, also affected our operating cash flows.

The increase in our accounts receivable decreased our operating cash flows and was the result of the increased sales over the first six months of 2011 as compared to the same period of 2010. The decrease in inventories was the result of more sales efforts and better inventory management.

Investing activities

During the six months ended June 30, 2011, we used net cash of $242,000 for investing activities, including $507,000 for purchasing of property, plant and equipment and $265,000 proceeds from related party receivables. In February 2010, the Company, together with other investors, established a company, Tongyu Thermal Co., Ltd (“Tongyu Thermal”), which specializes in heating supply service. The Company contributed capital of RMB 1,750($256) to Tongyu Thermal, representing a 35% equity interest in Tongyu Thermal. During the period the Company held its investment in Tongyu Thermal, it had no operations and therefore, the Company did not recognize any income or loss from its investment or gain or loss on disposal. On April 30, 2010, the Company disposed of the investment to a third party for cash consideration of RMB 1,750($256).

Financing activities

During the six months ended June 30, 2011, we used net cash of $2,026,000 from private financing activities.

We intend to meet our cash requirements for the next 12 months through retained earnings and a combination of debt financing and equity financing by way of private placements although we currently do not have any arrangements in place to complete any private placement financings and there is no assurance that we will be successful in completing any private placement financings. In addition, there is no assurance that any such financing will be available or if available, on terms that will be acceptable to us. We may not raise sufficient funds to fully carry out our business growth plans.

34

5.C. Research and development, patents and licenses, etc.

We own thirty two (32) proprietary technologies. Our research and development center employs 48 employees. The technology centers at our plants focus on providing engineering solutions to, and technological application of, research and development efforts. Each of the plants also conducts operational testing and pilot experimentation relating to various research and development topics. Although we collaborate with universities and other research institutions in China on some of our projects, we generally do not outsource our research and development.

For the year ended December 31, 2009 and 2010 and for the six months ended June 30, 2011, our research and development expenses are as follows:

In thousand of US dollars	2009	2010	2011
R&D expense	$91	$401	$52
Net sales	$2,276	$20,028	$13,289
R&D expense/Net sales	4%	2%	0.4%

5.D. Trend information

In 2010, China's GDP growth rate was 10.3%. Due to the global economic recovery, global demand for aluminum products continued to increase in 2010. We expect global demand for and market prices for our products to increase in 2012. However, we will continue to face challenges in 2012 such as:

•	continued volatility in demand for our products;

•	an increase in production costs resulting from increases in the prices of raw materials, fuel and electricity;

•	increased international competition; and

•	intensifying domestic competition and growing production capacity.

5.E. Off-Balance Sheet Arrangements

We had no off balance sheet arrangements during the years ended December 31, 2010 and 2009.

During the six months ended June 30, 2011, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

35

5.F. Tabular disclosure of contractual obligations

Table No. 5

Contractual Obligations

as of June 30, 2011

(in thousands of U.S. Dollars)

Contractual obligations	Total	Less than 1 year	1-3 years*	3-5 years	More than 5 years
Long-Term Debt Obligations	$9,531	$9,067	$464	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	71	-	71	-	-
Total Contractual Obligations	$9,602	$9,067	$535	$-	$-

* Interest payable as of June 30, 2011 is RMB 912, 557 ($ 138,229).

5.G. Safe harbor.

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6

Directors and Senior Management

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Yuhu Wang	Chairman, Chief Executive Officer, and Director	37	February 2002
Zhiguo Wang	Chief Technology Officer and Director	51	January 2009
Eli Polatinsky	Director	38	September 2011
Jianhua Sun	Vice President/Acting Chief Financial Officer	36	September 2011

Yuhu Wang

Chairman, CEO and Director

Yuhu Wang is the Chairman, CEO, and Director of Tyals PRC. He has been involved with the Company since its inception in 2002. Mr. Wang earned his MS Degree of Material from Harbin Institute of Technology.  Mr. Wang developed the 3003B-H18 electronic aluminum foil series in Dec. 2001, filling the technology gap in China and receiving several awards.

36

Zhiguo Wang

Chief Technology Officer

Mr. Zhiguo Wang is the Chief Technology Officer of Tyals PRC. He has been involved with the Company since 2009. Mr. Wang earned his BA Degree of Metal Pressure Processing from Northeastern University in China, and an MBA from Harbin Institute of Technology.  He has been a member of China National Standardization Technical Standards Committee since 2003.  He published many articles in journals such as “Light Alloy Fabrication Technology”.  Mr. Wang has nearly 30 years of senior management experience in the technology, design and experiment of metal processing industry.

Eli Polatinsky

Director

Mr. Eli Polatinsky has served as our Director since September 21th, 2011. He has worked as an Asia specialist consultant to China specialist private equity funds and multinationals since 2000. He was a Co-Founder of Frontier Markets Multi Strategy Hedge, a multi – strategy frontier markets hedge fund, where he serves as chief strategist and co- portfolio manager. He holds an undergraduate and graduate degree in economics from Tel Aviv University and Bar-Ilan University, respectively. In addition, he holds a Master of Philosophy in Modern Chinese Studies from St. Antony’s College, University of Oxford.

Jianhua Sun

Vice President/Acting Chief Financial Officer

Mr. Jianhua Sun has served as our Vice President since September 1st, 2011. He has served as the Chief Financial Officer of Tyals PRC since September 2011 and he is responsible for financial issues for listing in the USA. Before joining us, Mr. Sun was the Deputy Manager of Beijing Subsidiary of American Fortune Group from September 2010 to August 2011. Prior to that, he was the CFO of Harbin YiFeng Environment Company from 2005 to 2010, Mr. Sun earned his BA Degree of Accounting from Northeast Petroleum University in China, and holds an MBA from Harbin Institute of Technology. He received a certificate of Senior Accountant in 2010 and Certified Public Accountant in 2004.

6.B. Compensation

The following table sets forth a summary of all compensation for services paid during the fiscal year ended December 31, 2010 for Senior Management.

37

Table No. 7

Compensation

No	Name	Gender	Function	Nationality	Annual salary

1	Yuhu Wang	male	Chairman, Chief Executive Officer and Director	China	RMB 23,080 ($3,497)

6.C. Board Practices

Board of Directors

Pursuant to the articles of association, our board of directors consists of five directors, one of whom is the Chairman.  Directors are elected at the shareholders' general meeting by vote of shareholders, and serve for terms of three years.  Upon the expiration of the term of their office, they may serve successive terms if re-elected at the shareholders' general meeting. The board of directors is responsible to the shareholders.

Board of Directors

Directors	Position	Date First Elected or Appointed a Director or Officer
Yuhu Wang	Chairman, Chief Executive Officer and Director	February 2002
Zhiguo Wang	Chief Technology Officer and Director	January 2009
Eli Polatinsky	Director	September 2011

6.D Employees

The following table provides information regarding the Tyals PRC’s employees at the end of each of the periods presented:

Table No. 9

Number of employees

Employees	2011	2010	2009	2008
Managing Employees	24	18	14	10
Research Employees	48	48	39	25
Production Workers	140	145	112	90
Sales Employee	31	34	10	8
Purchasing Staff	5	6	3	3
Administrative Staff	20	9	5	5
Accounting Staff	11	7	3	3
Total	279	267	186	144

38

6.E. Share Ownership

The following table sets forth the number of voting shares and options of the Company beneficially owned or controlled as of the date of this Registration Statement by directors and senior management of Oriental Cayman:

Table No. 10

Directors and Senior Management Share Ownership

Name and Province/Country of Residence	Office Held	Year became a Director/ Senior Management	Voting Shares Beneficially Owned or Controlled as at the date hereof	Percentage of Class date hereof
Yuhu Wang China	Chairman, Chief Executive Officer, and Director	February 2002	1,255,407	12.55%

There are currently no record holders in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information as of the date of this Registration Statement with respect to each person who, to the knowledge of the directors and executive officers of the Company, beneficially owns or exercises control or direction over, directly or indirectly, Common Shares carrying more than five (5%) of the voting rights attached to all outstanding Common Shares of Oriental Cayman.

39

Table No. 11

Major Shareholders

Name	Number of Common Shares	Percentage
RTI Investment Holding Corp.	5,100,000	51,00%
Daqing Hi-tech Hawkland Venture Investment Co. Ltd	2,072,539	20.73%
Mr. Yuhu Wang	1,255,407	12.55%

The Company’s major shareholders do not have different voting rights from other shareholders.

7.B. Related Party Transactions

The Company borrowed from and lent to its related parties on a non-interest bearing basis to satisfy the Company’s short term capital needs.  The related party receivable and payable balances are unsecured.  Significant outstanding amounts due from and to related parties as of December 31, 2010 and 2009 are noted below.

	December 31,
	2010	2009
Due from related parties
Benqian Cao(1)	$113	$-
Shaobo Zang(2)	38	-
Xue Liu(3)	76	-
Zhiguo Wang(4)	38	-
Total	$265	$-

	December 31,
	2010	2009
Due to related parties
Yuhu Wang(5)	$1,573	$3,469
Benqian Cao(1)	-	73
Shaobo Zang(2)	-	5
Hai Li(6)	-	26
Total	$1,573	$3,573

As of June 30, 2011, due to related parties and due from related parties were both zero.

(1)	The amount due from or to Benqian Cao, a stockholder holding 1.43% equity and a director of the Company, is unsecured, non-interest bearing and was repaid on July31, 2011.

(2)	The amount due from or to Shaobo Zang, a stockholder holding 0.87% equity and a director of the Company, is unsecured, non-interest bearing and was repaid on July31, 2011.

(3)	The amount due from Xue Liu, Assistant Chairman of the Company, is unsecured, non-interest bearing and was repaid on July31, 2011.

(4)	The amount due from Zhiguo Wang, Chief Engineer of the Company, is unsecured, non-interest bearing and was repaid on July31, 2011.

(5)	The amount due to Yuhu Wang, a stockholder holding 12.55% equity in the Company and the Chairman of the Company, is unsecured, non-interest bearing and was repaid on May31, 2011.

(6)	The amount due to Hai Li, a stockholder holding 0.83% equity, was unsecured, non-interest bearing and repaid during 2010.

40

On August 26, 2011 Oriental Cayman, Hawkland, Tyals PRC, and the major shareholders of Tyals PRC entered into a Master Investment Agreement according to which Hawkland invested RMB 30 million (US $ 4.5 million) in Tyals PRC in exchange for 2,072,539 ordinary shares or 20.73% in Oriental Cayman. Upon receipt of the investment, Tyals PRC agreed to increase the registered capital of the Company of RMB 3 million and also that the remaining RMB 27 million shall be accounted for capital surplus of Tyals PRC.

On August 26, 2011 Hawkland (“Lender”), Mr. Yuhu Wang and Oriental Cayman (“Borrowers”) executed a one year USD 500,000 loan agreement, at a rate of 10% per annum, cumulative and compounding annually, payable quarterly. The Borrowers may prepay the Note at any time in whole or in part, provided that any prepayment shall include the amount of interest due at the end of the quarter in which the date of such prepayment falls. The loan is convertible at the Lender’s discretion into common stock of Oriental Cayman prior to the tenth anniversary of the execution date.

On August 26, 2011, Oriental Cayman, Hawkland, Tyals PRC, and the major shareholders of Tyals PRC entered into a Common Stock Purchase Warrant, according to which Hawkland is entitled to subscribe for and purchase from Oriental Cayman up to 916,118 shares of common stock at any time on or after the initial exercise date and on or prior to the close of business on the fourth year anniversary of the initial exercise date. The exercise price is US$2.89, subject to certain price adjustments.

On September 1, 2011, Ms. Meiyi Xia, a citizen of the United States and the sole shareholder of RTI BVI, entered into a call option agreement with Mr. Yuhu Wang, who is a PRC citizen and majority owner of Tyals PRC (“Call Option Beneficiary”). The call option agreement grants the Call Option Beneficiary the right to acquire up to 100% of Ms. Xia’s interest in RTI BVI for a nominal amount per share over the next two (2) years. According to the agreement, the Call Option Beneficiary is able to exercise the right to acquire up to 25% of Ms. Xia’s interest on October 1, 2014; up to 35% on October 1, 2015; and up to the remaining 40% on October 1, 2016. The option will vest and become effective and exercisable upon the dates set in the agreement and will expire five years from the effective date of the call option agreement.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

See ITEM 17 — FINANCIAL STATEMENTS.

The Company has not declared any dividends for the years ended December 31, 2010 and 2009 and does not anticipate that it will declare any dividends in the foreseeable future.

As of the date of this Registration Statement, there were no legal, governmental or arbitration proceedings pending or known to be contemplated which may have, or have had in the recent past, significant effects on Tyals PRC financial position or profitability.

8.B. Significant Changes

No significant changes have occurred.

41

ITEM 9. THE OFFER AND LISTING

9.A.1-3 Not Applicable.

9.A.4. Price History

Not Applicable.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets.

We will seek quotation of our securities on the OTCBB or other such Exchange, although we have no assurance that the offering of our securities will be approved by the Securities and Exchange Commission or any other regulatory authority under which we may seek trading approval.

9.D. Selling shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Oriental Cayman was incorporated in the Cayman Islands on February 1, 2011. Our authorized share capital was set at $250,000, consisting of 50,000,000 shares with a par value of $0.005 each.

42

10.B. Memorandum and articles of association.

Oriental Cayman was incorporated in the Cayman Islands on February 1, 2011.

Pursuant to Section 2 of Memorandum, the objectives for which the Company is established include the following:

(a)           To carry on the business of an investment company and to act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, merchants, brokers, traders, dealers, agents, importers and exporters and to undertake and carry on and execute all kinds of investment, financial, commercial, mercantile, trading and other operations, and/or (ii) to carry on whether as principals, agents or otherwise howsoever the business of realtors, developers, consultants, estate agents or managers, builders, contractors, engineers, manufacturers, dealers in or vendors of all types of property including services;

(b)           To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit;

(c)           To purchase or otherwise acquire, to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with real and personal property and rights of all kinds and, in particular, mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licenses, stocks, shares, bonds, policies, book debts, business concerns, undertakings, claims, privileges and choices in action of all kinds;

(d)           To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organize any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects of the Company or for any other purpose which the Company may think expedient;

(e)           To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company whether or not related or affiliated to the Company in any manner and whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by any such method and whether or not the Company shall receive valuable consideration thereof; and

(f)           To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the Directors of the Company capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the Directors or the Company likely to be profitable to the Company.

43

Directors

(a) A director’s power to vote on a proposal, arrangement or contract in which the director is materially interested

Pursuant to Section 72 of the Articles, the nature of the interest of any Director or alternate Director in any contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.  The Articles do not provide for other voting restrictions for directors deemed to be interested in a particular transaction.

(b) The directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body

There are no specific provisions in the Memorandum or the Articles regarding a director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied

Pursuant to Section 80 of the Articles, the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

(d) Retirement or non-retirement of directors under an age limit requirement

There are no specific provisions in the Memorandum or the Articles regarding age limit requirements pertaining to the retirement or non-retirement of directors.

(e) Number of shares, if any, required for director’s qualification

According to our Memorandum and Articles, a shareholding qualification for Directors may be fixed by the Company in general meeting, but unless and until so fixed, no qualification shall be required.

Classes of Securities

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

Common Shares

(a) Dividend rights, including the time limit after which dividend entitlement lapses and an indication of the party in whose favor this entitlement operates

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of the Company’s common stock with respect to the payment of dividends.

(b) Voting rights, including whether directors stand for reelection at staggered intervals and the impact of that arrangement where cumulative voting is permitted or required

44

Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every holder of record present in person or by proxy at a general meeting shall have one vote and on a poll every holder of record present in person or by proxy shall have one vote for each share registered in his name in the register of holders of common stock.

There are no specific provisions in the Memorandum or the Articles regarding the election of directors at staggered intervals.

(c) Rights to share in the company’s profits

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of the Company’s common stock to share in the Company’s profits.

(d) Rights to share in any surplus in the event of liquidation

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of the Company’s common stock to share in any surplus in the event of liquidation.

(e) Redemption provisions

Subject to the provisions of the Articles, shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner as the Company, before the issue of the shares, may by special resolution determine.

The Company may purchase its own shares (including fractions of a share), including any redeemable shares, provided that the manner of purchase has first been authorized by the Company in general meeting and may make payment therefore in any manner authorized by statute, including out of capital.

(f) Sinking fund provisions

The Memorandum and the Articles have no provisions for surrender or sinking funds.

(g) Liability to further capital calls by the company

The directors may from time to time make calls upon the holders in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each holder shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the shares. A call may be revoked or postponed as the directors may determine. A call may be made payable in installments.  A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

(h) Any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares

The Articles have no provision for discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

45

Changing the Rights of Stockholders

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

The provisions of the Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking  pari passu  therewith.

Shareholder Meetings

The Company shall within one year of its incorporation and in each year of its existence thereafter hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the registered office on the second Wednesday in December of each year at ten o’clock in the morning.

If the Company is exempted as defined in the statute it may but shall not be obliged to hold an annual general meeting.

The Directors may whenever they think fit, and they shall on the requisition of the holders of the Company holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company and may consist of several documents in like form each signed by one or more requisitionists.

If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days.

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

Limitations on Ownership Rights

There are no limitations on the right to own securities imposed by the Memorandum or the Articles or other constituent document of the Company. The laws of the Cayman Islands may impose limitations on the right to own securities; for example, a minor cannot hold legal title to shares in a Cayman Islands company.

Change of Control of the Company

There are no specific provisions in the Memorandum or the Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

46

Disclosure of Ownership

There is no special ownership threshold above which a shareholder’s ownership position must be disclosed.

The Company is incorporated in the Cayman Islands subject to the Cayman Islands Companies Law ("Cayman Companies Law") and, therefore, operates subject to Cayman law. Set out below is a summary of certain provisions of Cayman Companies Law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of Cayman company law and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar:

(a) Operations

As an exempted company, the Company’s operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the amount of its authorized share capital.

(b) Share capital

The Cayman Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premiums on those shares shall be transferred to an account, to be called the “share premium account”. At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Cayman Companies Law provides that the share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association in (a) paying distributions or dividends to members; (b) paying up unissued shares of the company to be issued to members as fully paid bonus shares; (c) the redemption and repurchase of shares (subject to the provisions of section 37 of the Cayman Companies Law); (d) writing-off the preliminary expenses of the company; and (e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid, the company will be able to pay its debts as they fall due in the ordinary course business.

The Cayman Companies Law provides that, subject to confirmation by the Grand Court of the Cayman Islands (the “Court”), a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, by special resolution reduce its share capital in any way.

The Articles includes certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied. Please refer to section headed "10.B Changing the Rights of Stockholders" for further details.

(c) Financial assistance to purchase shares of a company or its holding company

Subject to all applicable laws, the Company may give financial assistance to Directors and employees of the Company, its subsidiaries, its holding company or any subsidiary of such holding company in order that they may buy shares in the Company or shares in any subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried Directors).

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company to another person for the purchase of, or subscription for, its own or its holding company’s shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm’s-length basis.

(d) Purchase of shares and warrants by a company and its subsidiaries

Subject to the provisions of the Cayman Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder and the Cayman Companies Law expressly provides that it shall be lawful for the rights attaching to any shares to be varied, subject to the provisions of the company’s articles of association, so as to provide that such shares are to be or are liable to be so redeemed. In addition, such a company may, if authorized to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorize the manner and terms of purchase, a company cannot purchase any of its own shares unless the manner and terms of purchase have first been authorized by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any issued shares of the company other than shares held as treasury shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

47

Shares purchased by a company shall be treated as cancelled unless, subject to the memorandum and articles of association of the company, the directors of the company resolve to hold such shares in the name of the company as treasury shares prior to the purchase. Where shares of a company are held as treasury shares, the company shall be entered in the register of members as holding those shares, however, notwithstanding the foregoing, the company shall not be treated as a member for any purpose and shall not exercise any right in respect of the treasury shares, and any purported exercise of such a right shall be void, and a treasury share shall not be voted, directly or indirectly, at any meeting of the company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of the company’s articles of association or the Cayman Companies Law. Further, no dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the company’s assets (including any distribution of assets to members on a winding up) may be made to the company, in respect of a treasury share.

A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under Cayman Islands law that a company’s memorandum or articles of association contain a specific provision enabling such purchases and the directors of a company may rely upon the general power contained in its memorandum of association to buy and sell and deal in personal property of all kinds.

Under Cayman Islands law, a subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

(e) Dividends and distributions

With the exception of section 34 of the Cayman Companies Law, there is no statutory provisions relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, section 34 of the Cayman Companies Law permits, subject to a solvency test and the provisions, if any, of the company’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see paragraph 2(m) above for further details).

(f) Protection of minorities

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having a share capital divided into shares, the Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the Court shall direct.

Any shareholder of a company may petition the Court which may make a winding up order if the Court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as the Court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly.

Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association.

(g) Management

The Cayman Companies Law contains no specific restrictions on the power of directors to dispose of assets of a company. However, as a matter of general law, every officer of a company, which includes a director, managing director and secretary, in exercising his powers and discharging his duties must do so honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Please refer to section headed "10.B Directors" above which describes the borrowing powers exercisable by the directors pursuant to the articles of association of the Company.

(h) Exchange control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

(i) Loans to directors

There is no express provision in the Cayman Companies Law prohibiting the making of loans by a company to any of its directors.

48

(j) Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing seventy-five per cent. (75%) in value of shareholders or class of shareholders or creditors, as the case may be, as are present at a meeting called for such purpose and thereafter sanctioned by the Court.

Whilst a dissenting shareholder would have the right to express to the Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Court is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management.

(k) Compulsory acquisition

Where an offer is made by a company for the shares of another company and, within four (4) months of the offer, the holders of not less than ninety per cent. (90%) of the shares which are the subject of the offer accept, the offeror may at any time within two (2) months after the expiration of the said four (4) months, by notice in the prescribed manner require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court within one (1) month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

10.C. Material Contracts

Material contracts, other than contracts entered into during the ordinary course of business, entered into during the two years immediately preceding the date of this submission are:

1.	Loan Agreement entered into between High-tech Venture Investment Company of Development Zone (“Lender”) and Tyals PRC, on May 15, 2006, pursuant to which Lender agreed to lend RMB 4 million ($606,061) until September 30, 2007. Tyals PRC agreed to pay a fee of RMB 26,700 and agreed to secure the loan with its machine equipment, facility, office building, garage, and land (an estimated total of RMB 8.93 million or $1.35 million) as collateral.

2.	Conversion Agreement entered into between Heilongjiang Longcai Wealth Assets Management Co., LTD (“Lender”) and Tyals PRC on May 25, 2009, pursuant to which Lender agreed to convert credit in the amount of RMB 500,000 ($78,758.00) into equity. The parties entered into a Supplementary Agreement to the Conversion Agreement pursuant to which Tyals PRC agrees to list itself on PRC New Third Board Market prior to December 31, 2012. If Tyals PRC fails to be listed before the stated date, the Lender will continue to enjoy the creditor’s right in the amount of RMB 500,000and the term of the loan expires on May 31, 2013.The interest rate for the loan agreement is zero.

3.	Loan Agreement entered into between Daqing Industrial- Commercial Investment Co., Ltd. (“Lender”) and Tyals PRC on April 13, 2011, pursuant to which Lender agreed to lend Tyals PRC RMB 8 million ($1,212,121) to Tyals PRC. Tyals PRC agreed to secure the loan with its newly-built factory, a 1500 square meters facility, as collateral. The borrowing line expires on April 13, 2012. In the first year (from April 13, 2009 to April 13, 2010) the contract has no interest rate; in the second and third year (from April 15, 2010 to April 13, 2012), the interest rate is 3%.

4.	Conversion Agreement entered into between Daqing Industrial Commercial Investment Co., Ltd. (“Lender”) and Tyals PRC on May 20, 2009, pursuant to which Lender agreed to convert its credit in the amount of RMB 750,000 ($113,636) into equity. The parties entered into a Supplementary Agreement to the Conversion Agreement on July 14, 2011 pursuant to which Lender will not buy Tyals PRC’s shares and continue to enjoy the creditor’s rights in the amount of RMB 750,000 against Tyals PRC. The term of the loan begins on April 1, 2009 and expires on March 31, 2012. No interest cost will be collected in the first two years, and 5% management cost will be collected in the last year with interest rate of 5%, which corresponds to RMB 37,500 ($5,681.8).

5.	Loan Agreement entered into between Daqing High-Tech State-owned Assets Operation Co., Ltd. (“Lender”) and Tyals PRC on April 7, 2009, pursuant to which Lender agreed to lend RMB 750,000 ($113,636) to Tyals PRC for purchasing of electrical aluminum rod production equipments. Tyals PRC agrees to pay a fee equal to 5% of the loan every year to the Lender. The parties entered into a loan agreement on April 28, 2010 pursuant to which Lender agreed to extend the loan in the amount of RMB 4.75 million ($719,696) to Tyals PRC. Tyals PRC agreed to pay the fee in the amount of RMB 71,000 ($10,758). In order to support Tyals PRC to be listed on the PRC New Third Board Market, the Lender agreed to invest the 3 million already owed to it by Tyals PRC as the listing support fund and the parties executed a Loan Agreement for Listing Support Funds. According to the loan agreement, RMB 1,75 million must be repaid before December 31, 2011. The loan agreement expires on April 1, 2013.

6.	Contract of Loan for Small-sized Enterprise entered into between Daqing branch of Industrial and Commercial Bank (“Lender”) and Tyals PRC on November 26, 2010 pursuant to which Lender agreed to lend RMB 5.6 million ($848,485). Tyals secured the loan with its machine equipment as collateral. The borrowing line expires on November 25, 2011. The interest rate for the loan agreement is 5.56%.

7.	Loan Contract entered into among Daqing Industrial and Commercial Guarantee Co., Ltd (“Guarantor”), Industrial and Commercial Bank of China Limited Daqing Branch (“Lender”) and Tyals PRC on April 26, 2010, pursuant to which Lender agreed to lend a RMB 10 million ($1,515,152) loan from April 26, 2010 to April 25, 2011. The Guarantor agreed to provide security for the loan. The annual interest rate is 8.903%.

49

8.	Loan Agreements entered into between Tongliao Khorchin State-owned Assets Operation Co., Ltd. (“Lender”) and Tongliao, pursuant to which Lender agreed to lend a total of RMB 23.5 million ($3,560,606) to Tongliao. The interest rate for the loan agreement is zero.

9.	Loan Agreements entered into between Tongliao Tiancheng Construction Investment Guarantee Co., Ltd. (“Lender”) and Tongliao on November 13, 2010 and December 15, 2010, pursuant to which Lender agreed to lend RMB 5 million ($757,576) to Tongliao. The borrowing line expires on January 30, 2010 and June 30, 2010, respectively. The interest rate for the loan agreement is zero.

10.	Loan Contract entered into between Heilongjiang Zhenglong Mortgage Co., Ltd (“Lender”) and Tyals PRC on September 22, 2009 pursuant to which Lender agreed to lend RMB 1.3 million ($196,970). Tyals secured the loan with its real estate property with a building area of 2730 square meters as collateral. The borrowing line expires on December 31, 2010. The interest rate for the loan agreement is 1.5%.

11.	Exclusive Service Agreement executed among Daqing WFOE, the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and its Subsidiaries on September 1, 2011, pursuant to which Daqing WFOE shall provide Tyals PRC with management and operation services on an exclusive basis in exchange for yearly service fees which will be determined based on what is the market price in light of the specifics of the services and the timing of such services and will be negotiated on January 1 st of each year.

12.	Call Option Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which the major shareholders of Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, the entire portion of Tyals PRC’s equity interest held by each shareholder, or any portion thereof, to the extent permitted by PRC law, and Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, all assets and liabilities to the extent permitted by PRC Law. The purchase price for the shareholders’ equity interests in Tyals PRC shall be $1 as required by PRC law.

13.	Share Pledge Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which the shareholders of Tyals PRC pledged all of their equity interests in Tyals PRC to Daqing WFOE and Tyals PRC pledged all of its equity interests in its subsidiaries – Tongliao and Tongxin Micro-Credit – to Daqing WFOE, in order to guarantee Tyals PRC’s performance of its obligations under the Exclusive Service Agreement.

14.	Shareholders’ Voting Rights Proxy Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which each of Mr. Yuhu Wang, Hawkland and Tyals PRC and its subsidiaries has executed an irrevocable power of attorney to appoint the authorized personnel of Daqing WFOE as their attorney-in-fact to exercise all of their rights as equity owners of Tyals PRC

50

15.	Call Option Agreement entered into on September 1, 2011among Ms. Meiyi Xia, a citizen of the United States and the sole shareholder of RTI BVI and Mr. Yuhu Wang, who is a PRC citizen and owner of a 70% equity interest of Tyals PRC. The call option agreement grants Mr. Wang the right to acquire up to 100% of Ms. Xia’s interest in RTI BVI for a nominal amount per share over the next two (2) years. The option will vest and become effective and exercisable upon the dates set in the agreement and will expire five years from the effective date of the call option agreement.

16.	Master Investment Agreement entered into among Hawkland, Mr. Yuhu Wang, Oriental Cayman, and Tyals PRC on August 26, 2011, pursuant to which Hawkland agreed to contribute RMB 30 million ($4.5 million) into Tyals PRC in exchange for 2,072,539 ordinary shares or 20.73% ownership interest in Oriental Cayman and 7.9% of total share capital in Tyals PRC. Upon receipt of the investment, Tyals PRC agreed to increase the registered capital of the Company of RMB 3 million from RMB 34.91 million to RMB 37. 91 million and also that the remaining RMB 27 million shall be accounted for capital surplus of Tyals PRC.

17.	USD 500,000 Convertible Promissory Note dated August 26, 2011 among Hawkland (“Lender”), Mr. Yuhu Wang and Oriental Cayman (“Borrowers”).

18.	Common Stock Purchase Warrant dated August 26, 2011 among Oriental Cayman, Hawkland, Tyals PRC, and the major shareholders of Tyals PRC according to which Hawkland is entitled to subscribe for and purchase from Oriental Cayman up to 916,118 shares of common stock at any time on or after the initial exercise date and on or prior to the close of business on the fourth year anniversary of the initial exercise date. The exercise price is US$2.89, subject to certain price adjustments.

Copies of these documents have been filed as exhibits to this Registration Statement.

10.D. Exchange Controls

There are no laws or legislation which may affect the import or export of capital including the availability of cash or cash equivalents to be used by the Company.  Other than the standard withholding tax, there are no other laws that affect the remittance of dividends, interest, or other payments to non-resident holders of the Company's shares.

In order to strengthen the management of foreign exchanges, maintain the balance of international payments, and promote the healthy development of the national economy, the Chinese government still exercises control on foreign exchange.  Regulations of the People’s Republic of China on the Management of Foreign Exchanges are one of the main regulations for foreign exchange control in China.

Pursuant to the Regulations of the People's Republic of China on the Management of Foreign Exchanges, foreign exchange activities are divided into two categories, which are “Current accounts" and “Capital accounts”. “Current accounts" refers to items of transactions taking place frequently in international payments.  They include trade incomes and expenditures, incomes from and expenditures on labor services, and unitary transfers; "Capital account" refers to the increase and decrease of the assets and liabilities arising from the inflow and outflow of capital in international payments.  They include direct investment, various loans, and securities investment.

51

Articles 12 to 15 under Chapter 2 regulate the foreign exchanges on current account.  The Article 12 states that “Foreign exchanges on the current account shall have real and legal transaction basis.  The Bank for sale and purchase of foreign exchange shall execute duly examinations of the reality of the documents, and check the consistence between the documents and the foreign exchanges.  In addition, the State Administration of Foreign Exchange (hereafter referred to as SAFE) has the power to supervise and examine the aforesaid matter.”

In accordance with “Explanations to Regulations on Forex Sale, Purchase and Payment” issued by SAFE on 4th July 1996 , the remittance of profits from foreign invested enterprises belongs to “Current Accounts”.  The procedure of remittance of profits of foreign invested enterprises is as following:

a) To obtain Tax Certificate from National Taxation Bureau and Local Taxation Bureau, which is to certify that the enterprise has satisfied relevant tax rules before remittance of the profits abroad;

b) To proceed with Designated Foreign Exchange Banks

In accordance with circular on Issues concerning Outward Remittance of Profit, Stock Dividends And Stock Bonuses Processed by Designated Foreign Exchange Banks issued by SAFE on 22nd September 1998, and was further amended on 21st September 1999, in order to remittance of the profits abroad, enterprises shall provide the following documents to the designated foreign banks:

a)	Tax certificate for tax paid proof;

b)	Audit report of annual profits, dividends and distributions issued by accounting firm;

c)	Resolution made by the board for the distribution of profits and dividends

d)	Foreign exchange certificate;

e)	Capital verification report issued by accounting firm;

f)	Other documents required by SAFE.

However, where foreign exchanges activities is deemed as activities on capital account, it has to register with SAFE, and get approvals from SAFE and relevant government authorities according to their businesses.

10.E. Taxation

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules.  On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008.  On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008.  On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the New EIT Law.  The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under the Old EIT Law and regulations.  Under the New EIT Law and the Transition Preferential Policy Circular, qualified enterprises established before March 16, 2007 that already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a maximum of five years starting from January 1, 2008, and during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. For enterprises that are not profitable enough to enjoy the preferential tax exemption or reduction referred to in (ii) above, the preferential duration shall commence from 2008.

Prior to the effectiveness of the New EIT Law on January 1, 2008, domestic companies were generally subject to an enterprise income tax at a statutory rate of 33%.

52

Uncertainties exist with respect to how the New EIT Law applies to our tax residency status. Under the New EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise,” which means that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.”  Though the implementation rules of the New EIT Law define “de facto management body” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only constructive guidance for this definition currently available is set forth in the SAT Circular 82 issued by the PRC State Administration of Taxation, which provides guidance on the determination of the tax residency status of Chinese-controlled offshore incorporated enterprises, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder.  Although we do not have a PRC enterprise or enterprise group as its primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the SAT Circular 82, in the absence of guidance specifically applicable to us, we has applied the guidance set forth in the SAT Circular 82 to evaluate the tax residency status of its legal entities organized outside the PRC.

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in the SAT Circular 82 are met:

a)	the primary location of the day-to-day operational management is in the PRC;

b)	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

c)	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and

d)	50% or more of voting board members or senior executives habitually reside in the PRC.

We do not opine that either of our foreign entities meets all of the conditions above.  Each of foreign entities is a company incorporated outside the PRC.  As holding companies, these two entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC.  In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours every have been deemed a PRC “resident enterprise” by the PRC tax authorities.  Therefore, we believe that none of our offshore entities will be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us.  However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty exists.  In the event that our company or our Hong Kong subsidiary is considered to be a PRC resident enterprise, (1) our company or our Hong Kong subsidiary, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income; and (2) dividend income that our company or our Hong Kong subsidiary, as the case may be, receives from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the New EIT Law for PRC resident enterprise recipients.  Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.

53

Under SAT Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective on January 1, 2008. There is uncertainty as to the application of SAT Circular 698. If SAT Circular 698 was determined by the tax authorities to be applicable to us and our non-resident investors, we and our non-resident investors may be required to expend valuable resources to comply with this circular or to establish that we or our non-resident investors should not be taxed under SAT Circular 698, which may adversely affect us or our non-resident investors.

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities.

Dividends Withholding Tax

Under the Old EIT Law effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by Daqing WFOE to Lake HK, would be exempt from PRC withholding tax.  We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC and Hong Kong. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Daqing WFOE, which is our PRC subsidiary directly held by our company, are subject to withholding tax a rate of 10%. Dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary Lake HK by Daqing WFOE, which is our PRC subsidiary directly held by our Hong Kong subsidiary, are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law and holds at least 25% of the equity interest of Daqing WFOE.

The SAT promulgated Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits.  The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits.  In addition, as described above, our company or our Hong Kong subsidiary may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from the relevant PRC subsidiary would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

54

As there remains uncertainty regarding the interpretation and implementation of the New EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders would be subject to any PRC withholding tax.  Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would materially and adversely affect our results of operations.”

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

There is currently no reciprocal tax treaty between the Cayman Islands and the United States.

10.F. Dividends and paying agents

The Company has not declared any dividends for the years ended December 31, 2010 and 2009 and has not appointed a paying agent.

Tyals PRC Articles do not contain any provision to prohibit the payment of dividends to its shareholders.

10.G. Statement by experts

The financial statements as of December 31, 2010 and 2009 and for the years then ended included in this Registration Statement on Form 20-F have been so included in reliance on the report of Crowe Horwath LLP, 488 Madison Avenue, Floor 3, New York, New York, 10022, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting..

10.H. Documents on display

Upon effectiveness, we will file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filing with the SEC by accessing their website located at www.sec.gov . You may also access our filings on our website at www.cntyals.com . Our website is currently being completed.

10.I. Subsidiary Information.

Not Applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates, will affect the Company’s net earnings or the value of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i) Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company has no forward exchange rate contracts in place.

55

(ii) Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for aluminum are impacted by world economic events that dictate the levels of supply and demand. The Company has no commodity price risk contracts in place.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not Applicable.

12.B. Warrants and Rights

Not Applicable.

12.C American Depositary Shares

Not Applicable.

PART II

Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16. [RESERVED]

16.A. Audit committee financial expert

Not Applicable.

16.B. Code of Ethics

See ITEM 6.C. — Ethical Business Conduct.

16.C. Principal Accountant Fees and Services

Not Applicable.

16.D. Exemptions From the Listing Standards for Audit Committees

Not Applicable.

56

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

16.F Change in Registrants Certifying Accountant

Not Applicable.

16.G. Corporate Governance

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements are stated in U.S. Dollars and are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

The financial statements and notes thereto required under Item 17 of this registration statement are attached hereto and found immediately following the signature page of this Form 20-F registration statement.

ITEM 18. FINANCIAL STATEMENTS

See Item 17.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this registration statement and incorporated herein by reference to the extent applicable:

Index to Exhibits

1.1*	Certificate of Incorporation

1.2*	Memorandum and Articles of Association

8.1	List of all subsidiaries, their jurisdiction of incorporation and names under which they do business.

10.1	Exclusive Service Agreement executed among Daqing WFOE, the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland , Tyals PRC and its Subsidiaries on September 1, 2011, pursuant to which Daqing WFOE shall provide Tyals PRC with management and operation services on an exclusive basis in exchange for yearly service fees which will be determined based on what is the market price in light of the specifics of the services and the timing of such services and will be negotiated on January 1st of each year.

10.2	Call Option Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which the major shareholders of Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, the entire portion of Tyals PRC’s equity interest held by each shareholder, or any portion thereof, to the extent permitted by PRC law, and Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, all assets and liabilities to the extent permitted by PRC Law. The purchase price for the shareholders’ equity interests in Tyals PRC shall be $1 as required by PRC law.

10.3	Share Pledge Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which the shareholders of Tyals PRC pledged all of their equity interests in Tyals PRC to Daqing WFOE and Tyals PRC pledged all of its equity interests in its subsidiaries – Tongliao and Tongxin Micro-Credit – to Daqing WFOE, in order to guarantee Tyals PRC’s performance of its obligations under the Exclusive Service Agreement.

57

10.4	Shareholders’ Voting Rights Proxy Agreement entered into among the major shareholders of Tyals PRC – Mr. Yuhu Wang and Hawkland, Tyals PRC and Daqing WFOE on September 1, 2011, pursuant to which each of Mr. Yuhu Wang, Hawkland and Tyals PRC and its subsidiaries has executed an irrevocable power of attorney to appoint the authorized personnel of Daqing WFOE as their attorney-in-fact to exercise all of their rights as equity owners of Tyals PRC

10.5	Call Option Agreement entered into on September 1, 2011among Ms. Meiyi Xia, a citizen of the United States and the sole shareholder of RTI BVI and Mr. Yuhu Wang, who is a PRC citizen and owner of a 70% equity interest of Tyals PRC. The call option agreement grants Mr. Wang the right to acquire up to 100% of Ms. Xia’s interest in RTI BVI for a nominal amount per share over the next two (2) years. The option will vest and become effective and exercisable upon the dates set in the agreement and will expire five years from the effective date of the call option agreement.

10.6*	Master Investment Agreement entered into among Hawkland, Mr. Yuhu Wang, Oriental Cayman, and Tyals PRC on August 26, 2011, pursuant to which Hawkland agreed to contribute RMB 30 million ($4.5 million) into Tyals PRC in exchange for 2,072,539 ordinary shares or 20.73% ownership interest in Oriental Cayman and 7.9% of total share capital in Tyals PRC. Upon receipt of the investment, Tyals PRC agreed to increase the registered capital of the Company of RMB 3 million from RMB 34.91 million to RMB 37. 91 million and also that the remaining RMB 27 million shall be accounted for capital surplus of Tyals PRC.

10.7*	$500,000 Convertible Promissory Note dated August 26, 2011 among Hawkland (“Lender”), Mr. Yuhu Wang and Oriental Cayman (“Borrowers”).

10.8*	Common Stock Purchase Warrant dated August 26, 2011 among Oriental Cayman, Hawkland, Tyals PRC, and the major shareholders of Tyals PRC according to which Hawkland is entitled to subscribe for and purchase from Oriental Cayman up to 916,118 shares of common stock at any time on or after the initial exercise date and on or prior to the close of business on the fourth year anniversary of the initial exercise date. The exercise price is $2.89, subject to certain price adjustments.

10. 9	Loan Agreement entered into between High-tech Venture Investment Company of Development Zone (“Lender”) and Tyals PRC, on May 15, 2006, pursuant to which Lender agreed to lend RMB 4 million ($606,061) until September 30, 2007. Tyals PRC agreed to pay a fee of RMB 26,700 and agreed to secure the loan with its machine equipment, facility, office building, garage, and land (an estimated total of RMB 8.93 million or $1.35 million) as collateral.

10.10	Conversion Agreement entered into between Heilongjiang Longcai Wealth Assets Management Co., LTD (“Lender”) and Tyals PRC on May 25, 2009, pursuant to which Lender agreed to convert credit in the amount of RMB 500,000 ($78,758.00) into equity. The parties entered into a Supplementary Agreement to the Conversion Agreement pursuant to which Tyals PRC agrees to list itself on PRC New Third Board Market prior to December 31, 2012. If Tyals PRC fails to be listed before the stated date, the Lender will continue to enjoy the creditor’s right in the amount of RMB 500,000.00 and the term of the loan expires on May 31, 2013.The interest rate for the loan agreement is zero.

10.11	Loan Agreement entered into between Daqing Industrial- Commercial Investment Co., Ltd. (“Lender”) and Tyals PRC on April 13, 2011, pursuant to which Lender agreed to lend Tyals PRC RMB 8 million ($1,212,121) to Tyals PRC. Tyals PRC agreed to secure the loan with its newly-built factory, a 1500 square meters facility, as collateral. The borrowing line expires on April 13, 2012. In the first year (from April 13, 2009 to April 13, 2010) the contract has no interest rate; in the second and third year (from April 15, 2010 to April 13, 2012), the interest rate is 3%.

10.12	Conversion Agreement entered into between Daqing Industrial Commercial Investment Co., Ltd. (“Lender”) and Tyals PRC on May 20, 2009, pursuant to which Lender agreed to convert its credit in the amount of RMB 750,000 ($113,636) into equity. The parties entered into a Supplementary Agreement to the Conversion Agreement on July 14, 2011 pursuant to which Lender will not buy Tyals PRC’s shares and continue to enjoy the creditor’s rights in the amount of RMB 750,000 against Tyals PRC. The term of the loan begins on April 1, 2009 and expires on March 31, 2012. No interest cost will be collected in the first two years, and 5% management cost will be collected in the last year with interest rate of 5%, which corresponds to RMB 37,500 ($5,681.8).

10.13	Loan Agreement entered into between Daqing High-Tech State-owned Assets Operation Co., Ltd. (“Lender”) and Tyals PRC on April 7, 2009, pursuant to which Lender agreed to lend RMB 750,000 ($113,636) to Tyals PRC for purchasing of electrical aluminum rod production equipments. Tyals PRC agrees to pay a fee equal to 5% of the loan every year to the Lender. The parties entered into a loan agreement on April 28, 2010 pursuant to which Lender agreed to extend the loan in the amount of RMB 4.75 million ($719,696) to Tyals PRC. Tyals PRC agreed to pay the fee in the amount of RMB 71,000 ($10,758). In order to support Tyals PRC to be listed on the PRC New Third Board Market, the Lender agreed to invest the 3 million already owed to it by Tyals PRC as the listing support fund and the parties executed a Loan Agreement for Listing Support Funds. According to the loan agreement, RMB 1,75 million must be repaid before December 31, 2011. The loan agreement expires on April 1, 2013.

58

10.14	Contract of Loan for Small-sized Enterprise entered into between Daqing branch of Industrial and Commercial Bank (“Lender”) and Tyals PRC on November 26, 2010 pursuant to which Lender agreed to lend RMB 5.6 million ($848,485). Tyals secured the loan with its machine equipment as collateral. The borrowing line expires on November 25, 2011. The interest rate for the loan agreement is 5.56%.

10.15	Loan Contract entered into among Daqing Industrial and Commercial Guarantee Co., Ltd (“Guarantor”), Industrial and Commercial Bank of China Limited Daqing Branch (“Lender”) and Tyals PRC on April 26, 2010, pursuant to which Lender agreed to lend a RMB 10 million ($1,515,152) loan from April 26, 2010 to April 25, 2011. The Guarantor agreed to provide security for the loan. The annual interest rate is 8.903%.

10.16	Loan Agreements entered into between Tongliao Khorchin State-owned Assets Operation Co., Ltd. (“Lender”) and Tongliao, pursuant to which Lender agreed to lend a total of RMB 23.5 million ($3,560,606) to Tongliao. The interest rate for the loan agreement is zero.

10.17	Loan Agreements entered into between Tongliao Tiancheng Construction Investment Guarantee Co., Ltd. (“Lender”) and Tongliao on November 13, 2010 and December 15, 2010, pursuant to which Lender agreed to lend RMB 5 million ($757,576) to Tongliao. The borrowing line expires on January 30, 2010 and June 30, 2010, respectively. The interest rate for the loan agreement is zero.

10.18	Loan Contract entered into between Heilongjiang Zhenglong Mortgage Co., Ltd (“Lender”) and Tyals PRC on September 22, 2009 pursuant to which Lender agreed to lend RMB 1.3 million ($196,970). Tyals secured the loan with its real estate property with a building area of 2730 square meters as collateral. The borrowing line expires on December 31, 2010. The interest rate for the loan agreement is 1.5%.

10.19	Consent of Crowe Horwath LLP

10.20	Lease Contract entered into between Daqing High and New Technology Incubation Service Centre (“Lessor”) and Tyals PRC on April 9, 2011, pursuant to which the Lessor agreed to lease the incubator premises as the place for scientific research, production and office. The total building area is 5,302.29 square meters. Tyals PRC agreed to pay an annual leasing fee of RMB 890,784 ($134,967). The term of the lease is 5 years.

10.21	Emerging Industrial Park Project (Tenement) Settle-in Agreement entered into between Daqing Enterprise Plaza Limited Company (“Lessor”) and Tyals PRC entered into on May 6, 2010, pursuant to which the Lessor agreed to rent the factory plants with a building area of 30,000 square meters to Tyals PRC for construction of its pharmaceutical and food aluminum foil project. The rent for the factory plant is RMB 6 ($1) per square meter per month and is free for the first three years. After the parties execute a formal settle-in contract, the Lessor will charge Tyals PRC a property fee of RMB 1 ($0.15) per square meter per month. The term of the lease began in August 2011.

15.1	Board Resolution approved Mr. Jionhua Sun as the Acting Chief Financial Officer dated March 10, 2012.

(*) Previously filed as exhibit to the Registration Statement on Form 20-F filed with the SEC on September 30, 2011.

WHERE TO FIND ADDITIONAL INFORMATION

Additional financial information is contained in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information relating to the Company may be found on the Company’s website at www.cntyals.com. Our website is currently being completed.

Additional copies of this Registration Statement, the materials listed in the preceding paragraph, any interim financial statements which have been issued by the Company and any other document incorporated herein by reference will be available upon request by contacting the Company at its offices at 1 Sun Street, High-Tech Development Zone CI-35, Daqing City, Heilongjiang Province, People's Republic of China, Tel: +86 459 6284782, Fax: +86 459 6284782.

59

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

By: /S/ Jianhua Sun
Jianhua Sun , Chief Financial Officer

Date: March 12, 2012

60

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2009

CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Oriental Nonferrous Metals Technology Co., Ltd.

Cayman Islands

We have audited the accompanying consolidated balance sheets of Oriental Nonferrous Metals Technology Co., Ltd. as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oriental Nonferrous Metals Technology Co., Ltd. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

New York, New York

March 12, 2012

2

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$522	$212
Due from related parties	265	-
Accounts receivable, net	4,807	465
Inventories, net	493	176
Advances to suppliers	622	484
Prepaid expenses and other current assets	597	410
Deferred income tax assets, current	36	421
Total current assets	7,342	2,168

Property, plant and equipment, net	13,634	9,361
Land use rights	5,077	5,014
Intangible assets, net	10	13
Investments in associated companies	545	527
Total assets	$26,608	$17,083

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$5,688	$4,327
Accounts payable	322	-
Due to related parties	1,573	3,573
Other payables and accrued liabilities	1,991	939
Total current liabilities	9,574	8,839

Long-term borrowings	4,052	3,349
Convertible bonds	69	63
Deferred income tax liabilities	94	80
Total liabilities	13,789	12,331

Equity
Oriental Nonferrous Metals Technology Co., Ltd.
Paid-in capital	4,516	3,336
Capital reserves	3,198	253
Statutory reserves	267	-
Retained earnings (deficit)	2,207	(1,282)
Accumulated other comprehensive income	571	370
Total Oriental Nonferrous Metals Technology Co., Ltd. equity	10,759	2,677

Non-controlling interests	2,060	2,075
Total equity	12,819	4,752

Total liabilities and equity	$26,608	$17,083

See accompanying notes to consolidated financial statements.

3

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars, except for per share amounts)

	Years Ended December 31,
	2010	2009

Net sales	$20,028	$2,276
Cost of sales	14,689	2,187
Gross profit	5,339	89
Operating expenses:
Selling expenses	54	4
General and administrative expenses	711	551
Total operating expenses	765	555

Income (loss) from operations	4,574	(466)
Other income (expense):
Interest expense	(292)	(185)
Other income	260	356
Total other income, net	(32)	171

Income (loss) before income taxes	4,542	(295)
Income tax (expense) benefit	(870)	26

Net income (loss)	3,672	(269)
Net loss attributable to non-controlling interests	84	69
Net income (loss) attributable to Oriental Nonferrous Metals Technology Co., Ltd.	$3,756	$(200)

Net income (loss)	$3,672	$(269)
Foreign currency translation adjustments, net of tax	278	6
Comprehensive income (loss)	3,950	(263)
Comprehensive income attributable to non-controlling interests	14	66

Total comprehensive income (loss) attributable to Oriental Nonferrous Metals Technology Co., Ltd. equity	$3,964	$(197)

Earnings (Loss) Per Share - Basic:
Earnings per share attributable to Oriental Nonferrous Metals Technology Co., Ltd. shareholders	$.38	$(.02)

Earnings (Loss) Per Share - Diluted:
Earnings per share attributable to Oriental Nonferrous Metals Technology Co., Ltd. shareholders	$.37	$(.02)

Weighted-average number of shares outstanding, basic	10,000,000	10,000,000

Weighted-average number of shares outstanding, dilutive	10,272,536	10,272,536

See accompanying notes to consolidated financial statements.

4

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars)

	Paid-in Capital	Capital Reserves	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Non-Controlling Interests	Total Equity
Balance as of December 31, 2008	$3,278	$153	$-	$(1,082)	$366	$2,715	$971	$3,686
Net loss	-	-	-	(200)	-	(200)	(69)	(269)
Capital contributions	58	100	-	-	-	158	1,171	1,329
Foreign currency translation, net of tax	-	-	-	-	4	4	2	6
Balance as of December 31, 2009	3,336	253	-	(1,282)	370	2,677	2,075	4,752
Net income (loss)	-	-	-	3,756	-	3,756	(84)	3,672
Capital contributions	1,180	2,945	-	-	-	4,125	-	4,125
Transfer to statutory reserves	-	-	267	(267)	-	-	-	-
Foreign currency translation, net of tax	-	-	-	-	201	201	69	270
Balance as of December 31, 2010	$4,516	$3,198	$267	$2,207	$571	$10,759	$2,060	$12,819

See accompanying notes to consolidated financial statements.

5

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars)

	Years Ended December 31,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$3,672	$(269)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Bad debt expense	-	(11)
Depreciation of property, plant and equipment	388	201
Amortization of land use rights	105	104
Amortization of intangible assets	3	4
Deferred income taxes	400	(27)
Changes in operating assets and liabilities:
Accounts receivable	(4,219)	1
Inventories	(323)	(83)
Advances to suppliers	(442)	(34)
Prepaid expenses and other current assets	(250)	(58)
Accounts payable	329	(29)
Income tax payable	799	1
Other current liabilities and accrued expenses	(434)	(427)
Net cash provided by (used in) operating activities	28	(627)
Cash flows from investing activities:
Purchase of property, plant and equipment	(3,694)	(5,703)
Investments in associated companies	-	(527)
Net cash used in investing activities	(3,694)	(6,230)
Cash flows from financing activities:
Capital contribution	4,125	1,329
Proceeds from loans	3,745	10,454
Repayments of loans	(2,389)	(5,475)
Proceeds from related party notes	509	689
Repayments of related party notes	(1,939)	-
Other	-	(5)
Net cash provided by financing activities	4,051	6,992

Effect of exchange rate changes on cash and cash equivalents	(75)	(11)
Net increase in cash and cash equivalents	310	124
Cash and cash equivalents, beginning of period	212	88

Cash and cash equivalents, end of period	$522	$212
Supplemental disclosure of cash flow information:
Cash paid for interest	$250	$95
Cash paid for income taxes	$1	$-

See accompanying notes to consolidated financial statements.

6

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars, except per share amounts)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the business

Oriental Nonferrous Metals Technology Co., Ltd. (“Oriental Cayman”) is a holding company that was incorporated on February 1, 2011 in the Cayman Islands. On February 24, 2011, Oriental Cayman formed Lake Intelligent International Co., Ltd. (“Lake HK”), a Hong Kong limited liability company and a wholly owned subsidiary of Oriental Cayman, and on January 1, 2011, Oriental Cayman’s shareholders also formed Daqing Zefang Intelligent Trading Co., Ltd. (“Daqing WFOE”), a People’s Republic of China (“PRC”) limited liability company that is a wholly-owned subsidiary of Lake HK.

The issued and outstanding shares of Oriental Cayman are currently held by twenty nine individuals, including RTI Investment Holdings, Inc., which owns 51%, Mr. Yuhu Wang, Oriental Cayman Chairman and Chief Executive Officer, who owns a 12.55% equity interest and Daqing Hi-tech Hawkland Venture Investment Co., Ltd., (“Hawkland”) which owns 20.73%.

Oriental Cayman and its wholly-owned subsidiaries do not conduct any substantive business operations but instead conducts its business operations through its variable interest entity ("VIE").

In preparation for Oriental Cayman’s planned registration of common stock, the following transaction was undertaken to reorganize the legal structure of Oriental Cayman and its wholly-owned subsidiaries. On September 1, 2011, Daqing WFOE and Heilongjiang TYALS Co., Ltd., a PRC limited liability company incorporated on February 8, 2002, (“Tyals PRC”) and its subsidiary Tongliao Tongyu Pride Aluminum Joint Stock Co., Ltd., a PRC limited liability company incorporated on January 10, 2008 (“Tongliao”) of which Tyals PRC owns a 70% equity interest (referred to herein as “Subsidiary”) entered into a series of Contractual Arrangements ("Contractual Arrangements", which are more fully described below). The intended purpose of these Contractual Arrangements is to effectively transfer control of Tyals PRC and Subsidiary to Oriental Cayman. This purpose was achieved through means in which the Contractual Arrangements created a variable interest in Tyals PRC and Subsidiary with Daqing WFOE being considered the primary beneficiaries of Tyals PRC and Subsidiary.

Tyals PRC is located in Heilongjiang Province, PRC, and Tongliao is located in Inner Mongolia Autonomous Region of the PRC. Tyals PRC and Tongliao specialize in the production of semi-fabricated aluminum, which consists of aluminum rod, aluminum particle, aluminum wire, aluminum sheet, aluminum curtain wall and electronic aluminum foil.

Contractual Arrangements with Tyals PRC and its equity owners

Under PRC law, each of Daqing WFOE and Tyals PRC and Subsidiary are independent legal persons and are not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Daqing WFOE and Tyals PRC and Subsidiary, Tyals PRC and Subsidiary do not transfer any other funds generated from its operations to Daqing WFOE. Daqing WFOE’s relationship with Tyals PRC and Subsidiary and its equity owners are governed by the following Contractual Arrangements entered into on September 1, 2011.

Exclusive Service Agreement

Under the Exclusive Service Agreement executed among Daqing WFOE, the major shareholders of Tyals PRC - Mr. Yuhu Wang and Hawkland, Daqing WFOE shall provide Tyals PRC with management and operation services on an exclusive basis in exchange for yearly service fees which will be determined based on what is the market price in light of the specifics of the services and the timing of such services and will be negotiated on January 1st of each year. These service fees could be in excess of the profits earned by Tyals PRC and Subsidiary. Daqing WFOE will retain all the intellectual property rights associated with anything developed under the terms of this agreement. This agreement is effective until August 31, 2021.

Call Option Agreement

Under the call option agreement among the major shareholders of Tyals PRC - Mr. Yuhu Wang and Hawkland,  the major shareholders of Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, the entire portion of Tyals PRC equity interest held by each shareholder, or any portion thereof, to the extent permitted by PRC law, and Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, all assets and liabilities to the extent permitted by PRC Law. The purchase price for the shareholders’ equity interests in Tyals PRC shall be $1 or an amount required by PRC law. The purchase price for Tyals PRC assets shall be $1 or an amount required by PRC law. Daqing WFOE or its designee has sole discretion to decide when to exercise the option.

7

The major shareholders of Tyals PRC further agree that before Daqing WFOE acquires all the equity of Tyals PRC by exercising the option, the major shareholder of Tyals PRC shall not, without obtaining prior written consent of Daqing WFOE: (1) transfer or otherwise dispose of any equity or create any encumbrance or other third party rights on any equity; (2) increase or decrease Tyals PRC registered capital or cast affirmative vote regarding the increase or decrease in registered capital; (3) dispose of or cause the management of Tyals PRC to dispose of any of its assets; (4) terminate or cause the management of Tyals PRC to terminate any material agreements entered into by Tyals PRC, or enter into any other material agreements in conflict with the existing material agreements; or (5) individually or collectively cause Tyals PRC to conduct any transactions that may substantively affect the asset, liability, business operation, shares structure, shares of a third party and other legal rights (except those occurring during the arm's length operations or daily operation, or having been disclosed to and approved by Daqing WFOE in writing). Any of the shareholders shall not transfer to any third party any of its right and/or obligation without prior written consent by Daqing WFOE. Daqing WFOE shall have the right to transfer to any third party designated by it any of its right and/or obligation after notice to the shareholders of Tyals PRC.

Share Pledge Agreement

Under the share pledge agreement among the major shareholders of Tyals PRC, Mr. Yuhu Wang and Hawkland, the major shareholders of Tyals PRC pledged all of their equity interests in Tyals PRC to Daqing WFOE and Tyals PRC pledged all of its equity interests in Subsidiary to Daqing WFOE, in order to guarantee Tyals PRC performance of its obligations under the Exclusive Service Agreement. Pursuant to the terms of this agreement, in the event that Tyals PRC is in breach of the Exclusive Service Agreement, then Daqing WFOE shall be entitled to require (i) the equity owners of Tyals PRC to transfer their equity interests in Tyals PRC to it and (ii) Tyals PRC to transfer its equity interests in its subsidiaries to it.

In addition, dividends or profits received by the shareholders of Tyals PRC from the equity interests shall be deposited into a Daqing WFOE bank account designated by Daqing WFOE, to be under the supervision of Daqing WFOE and used to repay any service fees earned under the Exclusive Service Agreement.

Shareholders’ Voting Rights Proxy Agreement

Under the shareholders’ voting rights proxy agreement, each of Mr. Yuhu Wang, Hawkland and Tyals PRC has executed an irrevocable power of attorney to appoint the authorized personnel of Daqing WFOE as their attorney-in-fact to exercise all of their rights as equity owners of Tyals PRC, including (1) the right to convene and attend shareholders meetings of Tyals PRC; (2) the voting rights at shareholders’ meetings; and (3) the right to appoint the director(s) and the senior management of Tyals PRC. The shareholders’ voting rights proxy agreement will remain in effect for twenty (20) years and cannot be terminated unless and until all of the equity interests held by the shareholders of Tyals PRC have been transferred to Daqing WFOE or any third party designated by Daqing WFOE in writing. Additionally, after twenty (20) years, the shareholders’ voting rights proxy automatically renews until each year until Daqing WFOE elects to cancel the agreement.

Contractual Arrangements between RTI BVI and Mr. Wang

On January 20, 2011, Ms. Meiyi Xia , a citizen of the United States, formed RTI BVI, a holding company that owns a 51% equity interest in Oriental Cayman. On September 1, 2011, Ms. Meiyi Xia, the sole shareholder of RTI BVI, entered into a call option agreement with Mr. Yuhu Wang (“Call Option Beneficiary”), who is a PRC citizen and majority owner of Tyals PRC. The call option agreement grants the Call Option Beneficiary the right to acquire up to 100% of Ms. Xia’s interest in RTI BVI for a nominal amount per share over the next five (5) years. According to the agreement, the Call Option Beneficiary is able to exercise the right to acquire up to 25% of Ms. Xia’s interest on October 1, 2014; up to 35% on October 1, 2015; and up to the remaining 40% on October 1, 2016. The option will vest and become effective and exercisable upon the dates set in the agreement and will expire five years from the effective date of the call option agreement.

In addition, under the call option agreement, Ms. Xia agreed that without the prior written consent of the Call Option Beneficiary, she will not cause RTI BVI to: (i) issue or create any new shares, equity, registered capital, ownership interest, or equity-linked securities, or any options or warrants that are directly convertible into, or exercisable or exchangeable for, shares, equity, registered capital, ownership interest, or equity-linked securities of RTI BVI, or other similar equivalent arrangements, (ii) alter the shareholding structure of RTI BVI (other than as a result of the transfer of existing shares pursuant to this agreement), (iii) cancel or otherwise alter the shares, (iv) amend the register of members or the memorandum and articles of association of RTI BVI, (v) liquidate or wind up RTI BVI, or (vi) act or omit to act in such a way that would be detrimental to the interest of the Call Option Beneficiary in the shares of RTI BVI.

8

Impact of Contractual Arrangements

As a result of these Contractual Arrangements, Daqing WFOE is entitled to receive a service fee, which is expected to approximate the residual returns of Tyals PRC and Subsidiary or may be in excess of residual returns. Additionally, although Tyals PRC and Subsidiary have been profitable, in the event that Tyals PRC and Subsidiary was to incur losses, Daqing WFOE would be obligated to absorb a majority of the risk of loss from Tyals PRC and Subsidiary’s activities as a result of its inability to receive payment for its service fees.

As a result of these Contractual Arrangements, Tyals PRC and Subsidiary are deemed to be a VIE and Oriental Cayman, through its wholly-owned subsidiary, Daqing WFOE, is the primary beneficiary, and therefore, consolidates Tyals PRC and Subsidiary.  Oriental Cayman, together with its consolidated subsidiaries and VIE are collectively and individually referred to as the “Company”.

The reason the Company entered into these Contractual Arrangements is due to the fact that PRC Laws and regulations (i) prohibit direct foreign control in certain industries and (ii) restricts an offshore company controlled or established by a PRC enterprise or natural person to acquire its PRC affiliates. As a result, in an effort to ensure that the Group is not violating such PRC Laws or regulations, it structured its legal organization using the aforementioned Contractual Arrangements.

There are certain risks related to the Contractual Arrangements, which include but are not limited to the following:

•	If the ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to severe penalties;

•	Oriental Cayman relies on contractual arrangements with Tyals PRC and Subsidiary and its equity holders for substantially all of its PRC operations, which may not be as effective as direct ownership in providing operational control; and

•	Oriental Cayman may have to incur significant cost to enforce, or may not be able to effectively enforce, the Contractual Arrangements with Tyals PRC and Subsidiary and their equity holders in the event of a breach or non-compliance by Tyals PRC and Subsidiary or their equity holders.

 In accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") topic 810 ("ASC 810"), Consolidation, Oriental Cayman, through Daqing WFOE, consolidates the operating results of Tyals PRC and Subsidiary. Since the Contractual Arrangements were entered into between entities under common control, these transactions have been accounted for at their historical cost and as if they took place on January 1, 2010 in a manner similar to a pooling of interest. Accordingly, the Oriental. Cayman’s historical financial statements have been prepared to give retroactive effect to the contractual arrangements, and represent the operations of Oriental Cayman for the years ended December 31, 2010 and 2009.

The assets and liabilities associated with Tyals PRC and Subsidiary are presented below:

	December 31,
	2010	2009
Assets
Cash and cash equivalents	$522	$212
Due from related parties	265	-
Accounts receivable, net	4,807	465
Inventories, net	493	176
Advances to suppliers	622	484
Prepaid expenses and other current assets	597	410
Deferred income tax assets, current	36	421
Property, plant and equipment, net	13,634	9,361
Land use rights	5,077	5,014
Intangible assets, net	10	13
Investments in associated companies	545	527
Total assets	$26,608	$17.083

Liabilities
Short-term borrowings	$5,688	$4,327
Accounts payable	322	-
Due to related parties	1,573	3,573
Other payables and accrued liabilities	1,991	939
Long-term borrowings	4,052	3,349
Convertible bonds	69	63
Deferred income tax liabilities	94	80
Total liabilities	$13,789	$12,331

Equity
Equity	$10,759	$2,677
Non-controlling interests in Subsidiary	2,060	2,075
Total equity	$12,819	$4,752

Total liabilities and equity	$26,608	$17,083

9

The liabilities recognized as a result of consolidating Tyals PRC and Subsidiary are not necessarily represent additional claims on the Oriental Cayman’s general assets; rather, they represent claims against the specific assets of Tyals PRC and Subsidiary. Conversely, assets recognized as a result of consolidating Tyals PRC and Subsidiary do not represent additional assets that could be used to satisfy claims by the Oriental Cayman’s creditors as they are not legally included within the Oriental Cayman’s general assets.

The short-term borrowings and long-term borrowings included in the table above represent the borrowings of Tyals PRC and Subsidiary and are described in Note 4.

Oriental Cayman, Lake HK, and Daqing WFOE reported no assets or liabilities as of December 31, 2010 and December 31, 209.

Basis of presentation and principles of consolidation

The interim financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and such principles are applied on a basis consistent with information filed in the Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission (“SEC”).

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the rules and regulations promulgated by the SEC. In the opinion of management, the interim financial information includes all adjustments and accruals, consisting only of normal recurring adjustments, which are necessary for a fair presentation of results for the respective interim period. The interim results for the period ended June 30, 2011 are not necessarily indicative of results for the full 2011 fiscal year or any other future interim periods.

The consolidated financial statements include the accounts of Oriental Cayman and its wholly owned subsidiaries, majority-owned subsidiaries and variable interest entities for which Oriental Cayman (or one of its subsidiaries) is the primary beneficiary. All intercompany transactions have been eliminated. Equity investments in which the Company exercises significant influence but does not control, are accounted for using the equity method. Investments in which the Company is not able to exercise significant influence over the investee are accounted for under the cost method.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Adjustments made with respect to the use of estimates often relate to improved information not previously available.

Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements; accordingly, actual results could differ materially from these estimates. Significant estimates for the years ended December 31, 2010 and 2009 include the valuation of accounts receivable, the valuation of long lived assets and deferred income tax assets.

Foreign currency translation

The Company has its local currency, Renminbi (“RMB”), as its functional currency. The consolidated financial statements of the Company are translated from RMB into US$. Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, all income and expenditure items are translated at the average rates for each of the periods and equity accounts, except for retained earnings, are translated at the rate at the transaction date. Retained earnings reflect the cumulative net income (loss) translated at the average rates for the respective periods since inception less dividends translated at the rate at the transaction date.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People's Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand. Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective years:

10

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

 (In thousands of U.S. dollars except per share amounts)

	Years ended December 31,
(US$1:RMB)	2010	2009
RMB exchange rates at balance sheet dates	6.6018	6.8272
RMB average exchange rates	6.7700	6.8311

The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of income and comprehensive income and as a separate component of stockholders equity. Commencing from July 21, 2005, China adopted a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Since then, the PBOC administers and regulates the exchange rate of US$ against RMB taking into account the demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

11

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

 Cash and cash equivalents

The Company considers only those short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Accounts receivable

Accounts receivables primarily consist of amounts billed to customers for products sold and generally due within 90 days. The Company establishes an allowance for doubtful accounts based upon collection experience and other factors in order to reduce the net receivable balance to an amount the Company reasonably expects to collect. Other factors the Company considers include, whether the Company is aware of a specific customer’s inability or reluctance to pay. If circumstances change, the Company’s estimate of the recoverability of accounts receivable could be different. Circumstances that could affect the Company’s estimates include, but are not limited to, customer credit issues and general economic conditions. Accounts are written off once deemed to be uncollectible. Any subsequent cash collections relating to accounts that have been previously written off are typically recorded as a reduction to total bad debt expense in the period of collection.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be creditworthy financial institutions. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited. As of December 31, 2010 and 2009, there was $25 allowance for uncollectible accounts.

Shipping and Handling Expense

Shipping and handling costs are expensed as incurred and are included in cost of goods sold.

Inventories

Finished products and raw material inventories are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Inventory costs consist of materials, labor and manufacturing overheads, including depreciation. Abnormal costs, such as idle facility expenses, freight, handling costs and spoilage, are accounted for as current period charges. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and expenses necessary to make the sale. Provisions are made for excess, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market. Provisions for inventories valuation were $144 and $139 for the years ended December 31, 2010 and 2009, respectively.

Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

The estimated useful lives of property, plant and equipment are as follows:

Years
Buildings	50
Furniture and office equipment	5
Machineries	5 to 10
Motor vehicles	5

12

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

Construction in progress primarily represents the construction of new buildings and new production lines. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

The cost of maintenance and repairs is charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the accompanying consolidated statements of operations.

Land use rights

Land use rights represents fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight−line method over the terms specified in land use right certificates of 50 years.

Investments in associated companies

Equity Method - Investee companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an Investee depends on an evaluation of several factors including, among others, representation on the Investee company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the Investee company. Under the equity method of accounting, an Investee company’s accounts are not reflected within the Company’s Consolidated Balance Sheets and Statements of Operations; however, the Company’s share of the earnings or losses of the Investee company is reflected in the caption ‘‘other income’’ in the Consolidated Statements of Operations. The Company’s carrying value in an equity method Investee company is reflected in the caption ‘‘Investment in associated companies” in the Company’s Consolidated Balance Sheets.

When the Company’s carrying value in an equity method Investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the Investee company or has committed additional funding. When the Investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Cost Method - Investee companies not accounted for under the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, the Company’s share of the earnings or losses of such Investee companies is not included in the Consolidated Balance Sheet or Statement of Operations. However, impairment charges are recognized in the Consolidated Statement of Operations. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded.

Intangible assets

Intangible assets include software and fees paid to register trademarks, and are amortized on a straight−line basis over their estimated useful lives of 5 to 10 year.

Impairment of long−lived assets

Long−lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Company may recognize impairment of long−lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. No impairment of long−lived assets was recognized for all periods presented.

Revenue recognition

Revenue from sales of aluminum products are recognized when the products are delivered and the title is transferred, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is reasonably assured. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

13

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

In the PRC, Value-added Tax (“VAT”) of 17% on invoiced amount is collected in respect of sales of goods on behalf of the tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a tax payable in the consolidated balance sheets until it is paid to the authorities.

Start−up costs

Start-up costs represent the non-recurring costs associated with setting up a business, such as accountant's fees, legal fees, registration charges. The Company expenses all costs incurred in connection with start−up activities in the period they are incurred.

Fair value of financial instruments

The Company’s financial instruments consist primarily of cash and cash equivalent, accounts receivable, prepayments and other current assets, shot-term borrowings, accounts payable, and other payables. The carrying amounts of these items at December 31, 2010 and 2009 approximate their fair values because of the short maturity of these instruments or existence of variable interest rates, which approximate market rates.

The Company has adopted accounting guidance that defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level one	Quoted market prices in active markets for identical assets or liabilities;
Level two	Inputs other than level one inputs that are either directly or indirectly observable; and
Level three	Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment

Employee benefits

Full-time employees of the Company in mainland China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multiemployer defined contribution plan. The Company is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Company is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed.

The Company recorded employee benefit expenses of $15 for the years ended December 31, 2010 and 2009

Deferred income taxes

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differentiate between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

14

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars except per share amounts)

The Company has not been subjected to income tax examinations by taxing authorities for the years ended December 31, 2010 and 2009. The Company is open to tax examination in the PRC for all years, as tax returns remain open to examination until notified by the taxing authorities, and the Company has not received any notifications to date. The Company records interest and penalties as other expense on the consolidated statements of operations and comprehensive income. During the years ended December 31, 2010 and 2009, the Company did not recognize any amount in interest and penalties.

Statutory reserves

The Company and its subsidiary, as domestic enterprises incorporated in the PRC, are required on an annual basis to make an appropriation of net profits, after the recovery of accumulated deficit, to a statutory reserve fund. The statutory reserve fund is set at the percentage of not lower than 10% of the after−tax profit determined in accordance with the PRC accounting standards and regulations ( “PRC GAAP”).

Once the level of the statutory reserve fund reaches 50% of the registered capital of the underlying entities, further appropriations to these funds are discretionary. The Company’s statutory reserves can only be used for specific purposes of enterprise expansion and staff bonus and welfare, and are not distributable to the stockholders except in the event of liquidation. Appropriations to these funds are accounted for as transfers from retained earnings to the statutory reserves.

For the years ended December 31, 2010 and 2009, the Company made an appropriation of $267 and nil to statutory reserves, respectively, pursuant to the resolutions by its board of directors. . For the years ended December 31, 2010 and 2009, the Company had registered capital of $4,516 and $3,336, respectively.

Dividends

Dividends are recorded when declared. No dividends were declared for the years ended December 31, 2010 and 2009. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC GAAP. The Company’s PRC subsidiaries can only distribute dividends after it has met the PRC requirements for appropriation to statutory reserves.

Other comprehensive income

For all periods presented, other comprehensive income consisted solely of foreign currency translation adjustments.

Commitments and contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be reasonably estimated. In the opinion of management, there are no claims assessments and litigation against the Company.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. The Company’s total assets and results of operations have been considered to be comprised of one reportable segment.

15

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In thousands of U.S. dollars except per share amounts)

Recent accounting pronouncements

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurements (Topic 820): (Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs), effective for the first interim or annual period beginning after December 15, 2011. The guidance should be applied prospectively. The amendments in this ASU are intended to establish common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRS. Some of the amendments clarify the FASB’s intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In June 2011, the Financial Accounting Standards Board issued ASU 2011-05, “Presentation of Comprehensive Income”. ASU 2011-05 was issued to amend Accounting Standards Codification Topic 220, “Comprehensive Income”. Under ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, the presentation must show each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendment does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption of ASU 2011-05 is permitted and the Company has adopted the provisions of ASU 2011-05 for the years ending December 31, 2010 and 2009

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred and included in general and administrative expenses in the Consolidated Statement of Operations. Such expenditures amounted to $401,000 for the year ended December 31, 2010 and $91,000 for the year ended December 31, 2009.

Earnings per share

As are result of the Contractual Agreements entered into on September 1, 2011, Oriental Cayman, through Daqing WFOE, consolidates the operating results of Tyals PRC and Subsidiary. Accordingly, Oriental Cayman’s historical financial statements have been prepared to give retroactive effect to the Contractual Arrangements.  For purposes of calculating basic and diluted earnings per share, Oriental Cayman’s common shares and potentially dilutive securities outstanding on the effective date of the Contractual Agreements, have of been assumed to be retroactively outstanding from the beginning of the earliest period presented.

In accordance with Accounting Standards Codification topic 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year.

Potentially dilutive securities include:

	December 31,
	2010	2009
Convertible promissory note	272,536	272,536

Total potentially dilutive securities	272,536	272,536

16

For the years ending December 31 2010, and 2009, 916,118 warrants have been excluded from the computation of the dilutive earnings per share, as their exercise prices are greater than the market price per common share as of December 31, 2010.

2. ACCOUNTS RECEIVABLE

A summary of accounts receivable is as follows:

	December 31,
	2010	2009
Trade receivables	$4,832	$490
Less: provision for bad debts	25	25
Accounts receivable, net	$4,807	$465

3. INVENTORIES

A summary of inventories is as follows:

	December 31,
	2010	2009
Raw materials	$215	$76
Finished goods	422	239
	637	315
Less: provision for obsolescence	144	139
Inventories, net	$493	$176

17

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

4. PROPERTY, PLANT, AND EQUIPMENT

A summary of property, plant and equipment is as follows:

	December 31,
	2010	2009
Buildings	$3,784	$2,246
Furniture and office equipment	98	68
Machinery	4,223	1,815
Motor vehicles	249	127
Construction in progress	7,056	6,397
Total	15,410	10,653
Less: accumulated depreciation	1,776	1,292
Property, plant and equipment, net	$13,634	$9,361

Depreciation in total amounted to approximately $388 and $201, for the years ended December 31, 2010 and 2009, respectively. Amortization of land use rights amounted to approximately $104 and $105 for the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010, the estimated amortization of the land use rights over each of the next five years will be $105 per annum.

Construction-in-progress assets represented the cost of construction of plants and staff dormitory, which were not yet completed as of the last day of each reporting period. No depreciation expense was recorded for the construction-in-progress until the assets are placed in service. As of December 31, 2010, total commitments under contract in respect to construction in progress is $2,159.

5. LAND USE RIGHTS

A summary of land use rights is as follows:

	December 31,
	2010	2009
Land use rights	$5,397	$5,220
Less: accumulated amortization	(320)	(206)
Land use rights, net	$5,077	$5,014

The amortization expense on a straight-line basis over the term of the arrangement years ended December 31, 2010 and 2009 was $105.

6. INVESTMENTS IN ASSOCIATED COMPANIES

During October 2009, Tyals PRC, together with other independent third parties, established a company in the PRC, Daqing High-tech Zone Tongxin Micro-Credit Corp (“Tongxin Micro-Credit”). Tyals PRC contributed capital of RMB4,000 ($586) to Tongxin Micro-Credit, representing a 20% equity interest in Tongxin Micro-Credit. During October 2009, Tyals PRC transferred a 2% equity interest to a third party at cost, RMB400 ($59). As a result of this transaction, Tyals PRC‘s equity interest in Tongxin Micro-Credit is 18% .Tongxin Micro-Credit is principally engaged in lending services in the PRC.

Tyals PRC does not have significant influence over Tongxin Micro-Credit. Therefore, the investment in Tongxin Micro-Credit was accounted for under the cost method. The Company did not receive any dividends from the investee in the periods reported. The Company reviews all cost method investments periodically to determine if impairment indicators are present; however, the fair value of these investments will not be determined unless impairment indicators exist. The Company’s cost method investments had a carrying value of $545 and $527 as of December 31, 2010 and 2009, respectively.

18

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

6. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

In February 2010, Tyals PRC, together with other investors, established a company, Tongyu Thermal Co., Ltd (“Tongyu Thermal”), which specializes in heating supply service. The Company contributed capital of RMB1,750 ($256) to Tongyu Thermal, representing a 35% equity interest in Tongyu Thermal. On April 30, 2010, the Company disposed of the investment to a third party for cash consideration of RMB 1,750 ($256). Tongyu Thermal had no operations during the period in which Tyals PRC held the investment. Therefore the disposal of the investment was return of the invested capital which had no impact on the earnings or losses reported on the condensed consolidated statement of operations for the six months ended June 30, 2010.

7. INTANGIBLE ASSETS

	December 31,
	2010	2009
Trademark privileges	$31	$30
Software	1	1
Total	32	31
Less: accumulated amortization	22	18
Intangible assets, net	$10	$13

Amortization expense for intangible assets amounted to approximately $3 for the years ended December 31, 2010 and 2009.

The weighted average useful life remaining on intangible assets is 3 years.

Amortization expense for intangible assets is recognized on a straight-line basis over the estimated useful lives. The expected future amortization expense is as follows for the years ending December 31:

2011	$3
2013	3
2013	4
Total	$10

19

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

8. DEBT

		December 31,
		2010	2009

Bank borrowings:
Industrial Commercial Bank of China	(a)	1,757	-

Other borrowings:

Daqing State-owned Assets Management Co., Ltd
	(b)	719	696
Daqing Industrial and Commercial Capital Co., Ltd
	(c)	1,326	1,282
Daqing Industrial and Commercial Guarantee Co., Ltd
	(d)	1,515	1,481
Heilongjiang Zhenglong Mortgage Co., Ltd
	(e)	106	190
Tongliao Horqin District Stated-owned Assets Management Co., Ltd
	(f)	3,560	3,295
Tongliao Tiancheng Urban Construction Investment Guarantee Co., Ltd
	(g)	757	732
		9,740	7,676

Less: short-term borrowings		5,688	4,327
Total long-term borrowings		4,052	3,349

(a)	A loan of RMB6,000 ($909) bears interest at 5.31% per annum, repayable by July 28, 2011 and is guaranteed by a third party. Another loan of RMB5,600 ($848) bears interest at 5.56% per annum, repayable by November 25, 2011 and is guaranteed by a third party.

(b)	The loan of RMB4,000 ($606) and RMB750 ($113) bears interest at 1% and 5% per annum respectively, collateralized by the machines, office building, warehouse and land use right of Tyals PRC, of which RMB1,750 ($265) is repayable by December 31, 2011 and the remaining balance is wholly repayable by April 1, 2013.

(c)	Among the borrowings, a loan of RMB8,000 ($1,212) bears interest at 3% per annum, repayable on April 13, 2011 and collateralized by one of the factory premise owned by Tyals PRC. Pursuant to a loan extension application approved by the lender on April 15, 2011, the loan is extended for one year to April 13, 2012.

In March 2006, the Company entered into a loan agreement with Daqing Industrial and Commercial Capital Co., Ltd. According to this agreement, a loan of RMB 750 ($114 and $110 at December 31, 2010 and 2009, respectively) bears interest at 5% per annum, and is repayable on March 31, 2009. Pursuant to a loan extension application approved by the lender on July 17, 2011, the loan is extended for another three years to March 31, 2012, and with interest at 5% for the last 12 months.

(d)	A loan of RMB10,000 ($1,515) bears interest at 8.90% per annum, repayable on April 25, 2011, collateralized by certain machinery owned by Tyals PRC and guaranteed by TTAI and Mr. Yuhu Wang, Chairman of the Company. Pursuant to a loan extension application approved by the lender on June 17, 2011, the loan is extended for one year to April 25, 2012, and with a renewal interest at 9.6% per annum.

(e)	A loan of RMB1,300 ($190) bears interest at 18% per annum, repayable by December 31, 2010 and collateralized by certain buildings and land use rights of Tyals PRC. RMB1,300 ($190) and RMB700 ($106) remained outstanding at December 31, 2009 and 2010, respectively. The Loan was repaid in full in March 2011.

(f)	Loans of RMB23,500 ($3,560) in total are interest free and secured by TTAI’s construction in progress. The loans are originally due on various dates in 2009 and 2010. Subsequent to December 31, 2010, they are extended to December 31, 2011 and TTAI’s construction in progress is no longer secured against these borrowings.

(g)	Loans of RMB5,000 ($757) in total are interest free and unsecured. The loans are originally due on various dates in 2010. Pursuant to a loan extension application dated January 30, 2011 and approved by the lender on May 5, 2011, they are extended for one year to January 30, 2012.

20

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

8. DEBT (Continued)

The maturities of debt over the next three years are as follows:

2011	$5,688
2012	3,598
2013	454
Total	$9,740

9. CONVERTIBLE LOANS

	December 31,
	2010	2009
Principal amount:

Heilongjiang Longcai Assets Managements Co., Ltd	$76	$73
Less: Discount	(7)	(10)
Convertible loans, net	$69	$63

In May 2009, the Company entered into agreements with Heilongjiang Longcai Assets Managements Co., Ltd and issued non-interest bearing convertible loans for an aggregate amount of RMB500 ($76 as at December 31, 2010 and $73 as at December 31, 2009). According to the agreements should the Company complete an IPO and list on the Chinese OTCBB, the lenders, at their option, can convert the loans into shares of common stock of the Company with the conversion price equal to the IPO issuance price. The convertible loans are repayable on December 31, 2012, if not converted on the day of the IPO issuance.

The Company has evaluated the terms of the non-interest bearing convertible loans and determined they embody an obligation for the Company to settle by transferring assets, is a liability in accordance with the guidance provided in ASC Topic 480, Distinguishing Liabilities from Equity.

The amount of the non-interest bearing convertible loans was stated at fair value as of the balance sheet date which is estimated by discounting the nominal value of the loan of RMB500 ($76 as at December 31, 2010 and $73 as at December 31, 2009) at current market interest rate of similar financial instruments over the repayment period. The discount of $10 was recognized as capital contribution during the year ended December 31, 2009. Imputed interest on the nominal value of the loan for the years ended December 31, 2010 and 2009 amounted to approximately $3, and $2, respectively.

21

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

10. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	December 31,
	2010	2009
Payable to Tongyu Thermal	$411	$-
Construction in progress payable	743	489
Salary payable	84	6
Deferred revenue	-	246
EIT payable	492	1
Other tax payable	82	87
Interest payable	138	95
Other current liabilities	41	15
Total	$1,991	$939

Payable to Tongyu Thermal was unsecured, non-interest bearing and had no fixed repayment terms.

Deferred revenue represented a business introduction fees earned by an independent third party for the periods from 2008 to 2010. Introduction fees earned during the years ended December 31, 2010 and 2009 were $248 and $340, respectively, and were included as other income in the consolidated statements of operations.

11. REVENUE

Revenue represents the net invoiced value of goods sold, after allowances for trade discounts, sales rebates and returns. During the years ended December 31, 2010 and 2009, there were no trade discount and sales rebates. A revenue analysis of the Company is as follows:

	Years Ended December 31,
	2010	2009
Revenue:
Aluminum curtain wall	$9,092	$-
Electrical aluminum rod	4,040	1,829
Aluminum wire	3,013	404
Electronic aluminum foil	2,961	-
Aluminum sheet	922	-
Others	-	43
Total	$20,028	$2,276
Cost of sales:
Aluminum curtain wall	$5,620	$-
Electrical aluminum rod	3,345	1,543
Aluminum wire	2,573	599
Electronic aluminum foil	2,293	-
Aluminum sheet	858	-
Others	-	45
Total	$14,689	$2,187

22

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

12. OTHER INCOME

	Years Ended December 31,
	2010	2009
Other income:
Business introduction fee	$248	$340
Others	12	16
Total	$260	$356

Business introduction fee represented introduction fee collected from an independent third party for the periods from 2008 to 2010. Introduction fees earned during the years ended December 31, 2010 and 2009 were $248 and $340, respectively.

13. INCOME TAXES

Tyals PRC and its subsidiaries are located in PRC and subjected to a statutory Enterprise Income Taxes (“EIT”) rate of 25% on the taxable income. Tyals PRC was granted a 5-year’s preferential treatment (“tax holiday”) in income taxes by the local government commencing from 2010 (the first profitable year of Tyals PRC) and was fully exempt from the 25% enterprise income tax in 2010. This tax holiday was granted, without a statutory basis at the national level, by the local governmental authorities of Daqing City for the purposes of promoting local economic development.  As a result, this tax holiday may be terminated and Tyals PRC may be subject to a portion of the 25% enterprise income tax upon the termination of the tax holiday.

The component of income tax expense included in the consolidated statements of operations for the years ended December 31, 2010 and 2009 is as follows:

	Years Ended December 31,
	2010	2009
Current income tax expense	470	-
Deferred tax expense	400	(26)
Total	870	(26)

Accounting Standards Codification (“ASC”) 740 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. Management, in conjunction with input from its Chinese tax advisors, has performed an analysis of its tax positions and recorded a liability for unrecognized tax benefits of $492 for the year ending December 31, 2010 related to a tax position taken on its income tax returns and included the liability in other payable and accrued liabilities on the consolidated balance sheet If the liability was recognized, the entire amount of this unrecognized tax benefit would favorably impact the effective tax rate that is reported in future periods. The Company expects the unrecognized tax benefit will increase based on future taxable income unless approval is granted at the national level. If such approval is granted at the national level, the liability would be reversed.

23

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

13. INCOME TAXES (Continued)

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following:

	December 31,
	2010	2009
Deferred income tax assets, current:
Provision for inventories	36	35
Cumulative loss	-	386
Total deferred income tax assets, current	36	421

Deferred income tax liabilities, non-current:
Depreciation	(94)	(80)
Total deferred income tax liabilities, non-current	(94)	(80)

The reconciliation between the income tax expenses under statutory EIT rate and that under the effective tax rate is as follows:

	December 31,
	2010	2009
Income (loss) before income taxes	$4,542	$(295)

Income taxes expense at the EIT rate of 25%	1,136	(74)
Local income tax reduction	(329)	-
Tax effect of permanent differences	63	48
Total income tax expense	$870	$(26)
Effective EIT rate	19%	9%

24

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

14. RELATED PARTY BALANCES AND TRANSACTIONS

During the years presented, the Company borrowed from and lent to related parties at a non-interest bearing basis to satisfy the Company’s short term capital needs. The related party receivable and payable balances are unsecured. Significant outstanding amounts due from and to related parties as of December 31, 2010 and 2009,

	December 31,
Due from related parties	2010	2009
Benqian Cao(1)	$113	$-
Shaobo Zang(2)	38	-
Xue Liu(3)	76	-
Zhiguo Wang(4)	38	-
Total	$265	$-

	December 31,
Due to related parties	2010	2009
Yuhu Wang(5)	$1,573	$3,469
Benqian Cao(1)	-	73
Shaobo Zang(2)	-	5
Hai Li(6)	-	26
Total	$1,573	$3,573

(1)	The amount due from or to Benqian Cao, a owner holding 1.43% equity and a director of the Company, is unsecured, non-interest bearing and due on July 31, 2011.

(2)	The amount due from or to Shaobo Zang, a owner holding 0.87% equity and a director of the Company, is unsecured, non-interest bearing and due on July 31, 2011.

(3)	The amount due from Xue Liu, Assistant Chairman of the Company, is unsecured, non-interest bearing and due on July 31, 2011.

(4)	The amount due from Zhiguo Wang, Chief Engineer of the Company, is unsecured, non-interest bearing and due on July 31, 2011.

(5)	The amount due to Yuhu Wang, a owner holding 12.55% of the Company and the Chairman of the Company, is unsecured, non-interest bearing and due on June 30, 2011.

(6)	The amount due to Hai Li, a owner holding 0.83% equity, was unsecured, non-interest bearing and repaid during 2010.

25

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

15. BUSINESS AND CREDIT CONCENTRATIONS

The Company operates in the production of semi-fabricated aluminum industry and generates all of its sales in the PRC. The production of semi-fabricated aluminum industry is impacted by the general economy. Changes in the marketplace would significantly affect management’s estimates and the Company’s performance.

At December 31, 2010 and 2009, the Company has the following concentrations of business with each customer constituting greater than 10% of the Company’s sales:

	December 31,
Customers	2010	2009
Shenyang Junding Decoration	15.63%	*
Harbin Northeast Aluminum	14.78%	*
Daqing Oilfield Kunlun Group Cables	*	76.18%
Qiqiha’er Beixing Special Steel	*	22.44%

The Company has the following concentrations of business with each vendor constituting greater than 10% of the Company’s purchases:

	December 31,
Vendors	2010	2009
Yongtong Aluminum	18.74%	*
Luoning Materials	18.18%	*
Harbin Jinhui Aluminum	16.06%	*
Mingtai Aluminum	12.50%	*
Xinjin Material	11.13%	*
Harbin Huahong Nonferrous metals	*	49.92%
Chiping Xinyuan Aluminum	*	25.96%
Shandong Xinfa Huaxin Aluminum	*	11.90%
Heilongjiang Oriental Alunimum	*	11.52%

The above concentrations make the Company vulnerable to a near-term severe impact should the relationships be terminated.

The Company had the following concentrations of business with each customer constituting greater than 10% of the Company’s accounts receivable:

	December 31,
Customers	2010	2009
Tongliao Jiaojian Aluminum	19.98%	*
Qiqiha’er Beixing Special Steel	19.28%	17.79%
Heilongjiang Oriental Alunimum	14.49%	*
Daqing Oilfield Kunlun Group Cables	11.94%	81.31%
Daqing Yinkun Decoration	11.00%	*

26

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of U.S. dollars except per share amounts)

15. BUSINESS AND CREDIT CONCENTRATIONS (Continued)

The Company had the following concentrations of business with each creditor constituting greater than 10% of the Company’s accounts payable:

	December 31,
Creditors	2010	2009
Xinjin Material	87.96%	*
Jiamusi Electrical Power	*	100%

* The concentration is less than 10%

16. SUBSEQUENT EVENTS

A Master Investment Agreement was entered into among Daqing Hi-tech Hawkland Venture Investment Co., Ltd. (“Hawkland”), Mr. Yuhu Wang, Oriental Cayman, and Tyals PRC on August 26, 2011, pursuant to which Hawkland agreed to contribute RMB 30 million ($4,697,776) into Tyals PRC, representing a 7.9% equity interest in Tyals PRC as well as 2,072,539 ordinary shares, representing a 20.73% equity interest in Oriental Cayman.

A $500,000 Convertible Promissory Note (“Promissory Note”) was entered into on August 26, 2011 among Hawkland (“Lender”), Mr. Yuhu Wang and Oriental Cayman (“Borrowers”). The Promissory Note bears an interest rate of 10% and interest is payable quarterly with the principle of the Promissory Note due on or before August 26, 2012. The Convertible Promissory note is convertible into common shares of Oriental Cayman based on a percentage of total issued and outstanding shares at the time the conversion is made.

A Common Stock Purchase Warrant dated August 26, 2011 among Oriental Cayman, Hawkland, Tyals PRC, and Mr. Wang according to which Hawkland is entitled to subscribe for and purchase from Oriental Cayman up to 916,118 shares of common stock at any time on or after the initial exercise date (August 26, 2011) and on or prior to the close of business on the fourth year anniversary of the initial exercise date. The exercise price is US$2.89, subject to certain price adjustments.

27

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

(In thousands of U.S. dollars)

	June 30,
	2011	December 31,
	(Unaudited)	2010
ASSETS
Current assets:
Cash and cash equivalents	$959	$522
Due from related parties	-	265
Accounts receivable, net	5,797	4,807
Inventories, net	315	493
Advances to suppliers	644	622
Prepaid expenses and other current assets	20	597
Deferred income tax assets, current	37	36
Total current assets	7,772	7,342

Property, plant and equipment, net	13,833	13,634
Land use rights	5,132	5,077
Intangible assets, net	8	10
Investments in associated companies	557	545
Total assets	$27,302	$26,608

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$9,067	$5,688
Accounts payable	778	322
Due to related parties	-	1,573
Other payables and accrued liabilities	2,306	1,991
Total current liabilities	12,151	9,574

Long-term borrowings	464	4,052
Convertible bonds	71	69
Deferred income tax liabilities	120	94
Total liabilities	12,806	13,789

Equity
Oriental Nonferrous Metals Technology Co., Ltd.
Paid-in capital	4,568	4,516
Capital reserves	3,405	3,198
Statutory reserves	418	267
Retained earnings	3,297	2,207
Accumulated other comprehensive income	819	571
Total Oriental Nonferrous Metals Technology Co., Ltd. equity	12,507	10,759

Non-controlling interests	1,989	2,060
Total equity	14,496	12,819

Total liabilities and equity	$27,302	$26,608

See accompanying notes to condensed consolidated financial statements.

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars, except for per share amounts)

	Six Months Ended June 30,
	2011 (Unaudited)	2010 (Unaudited)

Net sales	$13,289	$9,631
Cost of sales	10,953	7,667
Gross profit	2,336	1,964
Operating expenses:
Selling expenses	42	22
General and administrative expenses	769	322
Total operating expenses	811	344

Income from operations	1,525	1,620
Other income (expense):
Interest expense	(116)	(58)
Other income (expense)	(16)	14
Total other income (expense), net	(132)	(44)

Income before income taxes	1,393	1,576
Income tax expense	(266)	(269)

Net income	1,127	1,307
Net loss attributable to non-controlling interests	114	65
Net income attributable to Oriental Nonferrous Metals Technology Co., Ltd.	$1,241	$1,372

Net income	$1,127	$1,307
Foreign currency translation adjustments	291	33
Comprehensive income	1,418	1,340
Comprehensive income attributable to non-controlling interests	71	54

Total comprehensive income attributable to Oriental Nonferrous Metals Technology Co., Ltd. equity	$1,489	$1,394

Earnings (Loss) Per Share - Basic:
Earnings per share attributable to Oriental Nonferrous Metals Technology Co., Ltd. shareholders	$.12	$.14

Earnings (Loss) Per Share - Diluted:
Earnings per share attributable to Oriental Nonferrous Metals Technology Co., Ltd. shareholders	$.12	$.13

Weighted-average number of shares outstanding, basic	10,000,000	10,000,000

Weighted average number of shares outstanding, dilutive	10,272,536	10,272,536

See accompanying notes to condensed consolidated financial statements.

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

FOR THE SIX MONTHS ENDING JUNE 30, 2011

(In thousands of U.S. dollars)

(Unaudited)

	Paid-in Capital	Capital Reserves	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Non-Controlling Interests	Total Equity

Balance as of December 31, 2010	$4,516	$3,198	$267	$2,207	$571	$10,759	$2,060	$12,819
Net income (loss)	-	-	-	1,241	-	1,241	(114)	1,127
Capital contributions	52	207	-	-	-	259	-	259
Transfer to statutory reserves	-	-	151	(151)	-	-	-	-
Foreign currency translation	-	-	-	-	248	248	43	291
Balance as of June 30, 2011	$4,568	$3,405	$418	$3,297	$819	$12,507	$1,989	$14,496

See accompanying notes to condensed consolidated financial statements.

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars)

	Six Months Ended June 30,
	2011 (Unaudited)	2010 (Unaudited)
Cash flows from operating activities:
Net income	$1,127	$1,307
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	283	147
Amortization of land use rights	27	26
Amortization of intangible assets	2	2
Deferred income taxes	24	375
Changes in operating assets and liabilities:
Accounts receivable	(877)	(5,593)
Inventories	185	(12)
Advances to suppliers	131	260
Prepaid expenses and other current assets	583	(3)
Accounts payable	316	2,137
Income tax payable	244	82
Other current liabilities and accrued expenses	412	532
Net cash provided by (used in) operating activities	2,457	(740)
Cash flows from investing activities:
Purchase of property, plant and equipment	(507)	(3,689)
Proceeds from related party receivables	497
Investments in associated companies	-	(250)
Net cash used in investing activities	(10)	(3,939)
Cash flows from financing activities:
Capital contribution	259	39
Proceeds from loans	1,530	10,633
Repayments of loans	(3,815)	(4,951)
Net cash (used in) provided by financing activities	(2,026)	5,721

Effect of exchange rate changes on cash and cash equivalents	16	7
Net increase in cash and cash equivalents	421	1,042
Cash and cash equivalents, beginning of year	522	212

Cash and cash equivalents, end of period	$959	$1,261
Supplemental disclosure of cash flow information:
Cash paid for interest	$64	$13
Cash paid for income taxes	-	1

See accompanying notes to condensed consolidated financial statements.

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars except per share amounts)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the business

Oriental Nonferrous Metals Technology Co., Ltd. (“Oriental Cayman”) is a holding company that was incorporated on February 1, 2011 in the Cayman Islands. On February 24, 2011, Oriental Cayman formed Lake Intelligent International Co., Ltd. (“Lake HK”), a Hong Kong limited liability company and a wholly owned subsidiary of Oriental Cayman, and on January 1, 2011, Oriental Cayman’s shareholders also formed Daqing Zefang Intelligent Trading Co., Ltd. (“Daqing WFOE”), a People’s Republic of China (“PRC”) limited liability company that is a wholly-owned subsidiary of Lake HK.

The issued and outstanding shares of Oriental Cayman are currently held by twenty nine individuals, including RTI Investment Holdings, Inc., which owns 51%, Mr. Yuhu Wang, Oriental Cayman Chairman and Chief Executive Officer, who owns a 12.55% equity interest and Daqing Hi-tech Hawkland Venture Investment Co., Ltd., (“Hawkland”) which owns 20.73%.

Oriental Cayman and its wholly-owned subsidiaries do not conduct any substantive business operations but instead conducts its business operations through its variable interest entity ("VIE").

In preparation for Oriental Cayman’s planned registration of common stock, the following transaction was undertaken to reorganize the legal structure of Oriental Cayman and its wholly-owned subsidiaries. On September 1, 2011, Daqing WFOE and Heilongjiang TYALS Co., Ltd., a PRC limited liability company incorporated on February 8, 2002, (“Tyals PRC”) and its subsidiary Tongliao Tongyu Pride Aluminum Joint Stock Co., Ltd., a PRC limited liability company incorporated on January 10, 2008 (“Tongliao”) of which Tyals PRC owns a 70% equity interest (referred to herein as “Subsidiary”) entered into a series of Contractual Arrangements ("Contractual Arrangements", which are more fully described below). The intended purpose of these Contractual Arrangements is to effectively transfer control of Tyals PRC and Subsidiary to Oriental Cayman. This purpose was achieved through means in which the Contractual Arrangements created a variable interest in Tyals PRC and Subsidiary with Daqing WFOE being considered the primary beneficiaries of Tyals PRC and Subsidiary.

Tyals PRC is located in Heilongjiang Province, PRC, and Tongliao is located in Inner Mongolia Autonomous Region of the PRC. Tyals PRC and Tongliao specialize in the production of semi-fabricated aluminum, which consists of aluminum rod, aluminum particle, aluminum wire, aluminum sheet, aluminum curtain wall and electronic aluminum foil.

Contractual Arrangements with Tyals PRC and its equity owners

Under PRC law, each of Daqing WFOE and Tyals PRC and Subsidiary are independent legal persons and are not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Daqing WFOE and Tyals PRC and Subsidiary, Tyals PRC and Subsidiary do not transfer any other funds generated from its operations to Daqing WFOE. Daqing WFOE’s relationship with Tyals PRC and Subsidiary and its equity owners are governed by the following Contractual Arrangements entered into on September 1, 2011.

Exclusive Service Agreement

Under the Exclusive Service Agreement executed among Daqing WFOE, the major shareholders of Tyals PRC - Mr. Yuhu Wang and Hawkland, Daqing WFOE shall provide Tyals PRC with management and operation services on an exclusive basis in exchange for yearly service fees which will be determined based on what is the market price in light of the specifics of the services and the timing of such services and will be negotiated on January 1st of each year. These service fees could be in excess of the profits earned by Tyals PRC and Subsidiary. Daqing WFOE will retain all the intellectual property rights associated with anything developed under the terms of this agreement. This agreement is effective until August 31, 2021.

Call Option Agreement

Under the call option agreement among the major shareholders of Tyals PRC - Mr. Yuhu Wang and Hawkland,  the major shareholders of Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, the entire portion of Tyals PRC equity interest held by each shareholder, or any portion thereof, to the extent permitted by PRC law, and Tyals PRC irrevocably granted Daqing WFOE or its designee an exclusive purchase option to acquire, at any time, all assets and liabilities to the extent permitted by PRC Law. The purchase price for the shareholders’ equity interests in Tyals PRC shall be $1 or an amount required by PRC law. The purchase price for Tyals PRC assets shall be $1 or an amount required by PRC law. Daqing WFOE or its designee has sole discretion to decide when to exercise the option.

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars except per share amounts)

The major shareholders of Tyals PRC further agree that before Daqing WFOE acquires all the equity of Tyals PRC by exercising the option, the major shareholder of Tyals PRC shall not, without obtaining prior written consent of Daqing WFOE: (1) transfer or otherwise dispose of any equity or create any encumbrance or other third party rights on any equity; (2) increase or decrease Tyals PRC registered capital or cast affirmative vote regarding the increase or decrease in registered capital; (3) dispose of or cause the management of Tyals PRC to dispose of any of its assets; (4) terminate or cause the management of Tyals PRC to terminate any material agreements entered into by Tyals PRC, or enter into any other material agreements in conflict with the existing material agreements; or (5) individually or collectively cause Tyals PRC to conduct any transactions that may substantively affect the asset, liability, business operation, shares structure, shares of a third party and other legal rights (except those occurring during the arm's length operations or daily operation, or having been disclosed to and approved by Daqing WFOE in writing). Any of the shareholders shall not transfer to any third party any of its right and/or obligation without prior written consent by Daqing WFOE. Daqing WFOE shall have the right to transfer to any third party designated by it any of its right and/or obligation after notice to the shareholders of Tyals PRC.

Share Pledge Agreement

Under the share pledge agreement among the major shareholders of Tyals PRC, Mr. Yuhu Wang and Hawkland, the major shareholders of Tyals PRC pledged all of their equity interests in Tyals PRC to Daqing WFOE and Tyals PRC pledged all of its equity interests in Subsidiary to Daqing WFOE, in order to guarantee Tyals PRC performance of its obligations under the Exclusive Service Agreement. Pursuant to the terms of this agreement, in the event that Tyals PRC is in breach of the Exclusive Service Agreement, then Daqing WFOE shall be entitled to require (i) the equity owners of Tyals PRC to transfer their equity interests in Tyals PRC to it and (ii) Tyals PRC to transfer its equity interests in its subsidiaries to it.

In addition, dividends or profits received by the shareholders of Tyals PRC from the equity interests shall be deposited into a Daqing WFOE bank account designated by Daqing WFOE, to be under the supervision of Daqing WFOE and used to repay any service fees earned under the Exclusive Service Agreement.

Shareholders’ Voting Rights Proxy Agreement

Under the shareholders’ voting rights proxy agreement, each of Mr. Yuhu Wang, Hawkland and Tyals PRC has executed an irrevocable power of attorney to appoint the authorized personnel of Daqing WFOE as their attorney-in-fact to exercise all of their rights as equity owners of Tyals PRC, including (1) the right to convene and attend shareholders meetings of Tyals PRC; (2) the voting rights at shareholders’ meetings; and (3) the right to appoint the director(s) and the senior management of Tyals PRC. The shareholders’ voting rights proxy agreement will remain in effect for twenty (20) years and cannot be terminated unless and until all of the equity interests held by the shareholders of Tyals PRC have been transferred to Daqing WFOE or any third party designated by Daqing WFOE in writing. Additionally, after twenty (20) years, the shareholders’ voting rights proxy automatically renews until each year until Daqing WFOE elects to cancel the agreement.

Contractual Arrangements between RTI BVI and Mr. Wang

On January 20, 2011, Ms. Meiyi Xia , a citizen of the United States, formed RTI BVI, a holding company that owns a 51% equity interest in Oriental Cayman. On September 1, 2011, Ms. Meiyi Xia, the sole shareholder of RTI BVI, entered into a call option agreement with Mr. Yuhu Wang (“Call Option Beneficiary”), who is a PRC citizen and majority owner of Tyals PRC. The call option agreement grants the Call Option Beneficiary the right to acquire up to 100% of Ms. Xia’s interest in RTI BVI for a nominal amount per share over the next five (5) years. According to the agreement, the Call Option Beneficiary is able to exercise the right to acquire up to 25% of Ms. Xia’s interest on October 1, 2014; up to 35% on October 1, 2015; and up to the remaining 40% on October 1, 2016. The option will vest and become effective and exercisable upon the dates set in the agreement and will expire five years from the effective date of the call option agreement.

In addition, under the call option agreement, Ms. Xia agreed that without the prior written consent of the Call Option Beneficiary, she will not cause RTI BVI to: (i) issue or create any new shares, equity, registered capital, ownership interest, or equity-linked securities, or any options or warrants that are directly convertible into, or exercisable or exchangeable for, shares, equity, registered capital, ownership interest, or equity-linked securities of RTI BVI, or other similar equivalent arrangements, (ii) alter the shareholding structure of RTI BVI (other than as a result of the transfer of existing shares pursuant to this agreement), (iii) cancel or otherwise alter the shares, (iv) amend the register of members or the memorandum and articles of association of RTI BVI, (v) liquidate or wind up RTI BVI, or (vi) act or omit to act in such a way that would be detrimental to the interest of the Call Option Beneficiary in the shares of RTI BVI.

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars except per share amounts)

Impact of Contractual Arrangements

As a result of these Contractual Arrangements, Daqing WFOE is entitled to receive a service fee, which is expected to approximate the residual returns of Tyals PRC and Subsidiary or may be in excess of residual returns. Additionally, although Tyals PRC and Subsidiary have been profitable, in the event that Tyals PRC and Subsidiary was to incur losses, Daqing WFOE would be obligated to absorb a majority of the risk of loss from Tyals PRC and Subsidiary’s activities as a result of its inability to receive payment for its service fees.

As a result of these Contractual Arrangements, Tyals PRC and Subsidiary are deemed to be a VIE and Oriental Cayman, through its wholly-owned subsidiary, Daqing WFOE, is the primary beneficiary, and therefore, consolidates Tyals PRC and Subsidiary.  Oriental Cayman, together with its consolidated subsidiaries and VIE are collectively and individually referred to as the “Company”.

The reason the Company entered into these Contractual Arrangements is due to the fact that PRC Laws and regulations (i) prohibit direct foreign control in certain industries and (ii) restricts an offshore company controlled or established by a PRC enterprise or natural person to acquire its PRC affiliates. As a result, in an effort to ensure that the Group is not violating such PRC Laws or regulations, it structured its legal organization using the aforementioned Contractual Arrangements.

There are certain risks related to the Contractual Arrangements, which include but are not limited to the following:

•	If the ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to severe penalties;

•	Oriental Cayman relies on contractual arrangements with Tyals PRC and Subsidiary and its equity holders for substantially all of its PRC operations, which may not be as effective as direct ownership in providing operational control; and

•	Oriental Cayman may have to incur significant cost to enforce, or may not be able to effectively enforce, the Contractual Arrangements with Tyals PRC and Subsidiary and their equity holders in the event of a breach or non-compliance by Tyals PRC and Subsidiary or their equity holders.

In accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") topic 810 ("ASC 810"), Consolidation, Oriental Cayman, through Daqing WFOE, consolidates the operating results of Tyals PRC and Subsidiary. Since the Contractual Arrangements were entered into between entities under common control, these transactions have been accounted for at their historical cost and as if they took place on January 1, 2010 in a manner similar to a pooling of interest. Accordingly, the Oriental Cayman’s historical financial statements have been prepared to give retroactive effect to the contractual arrangements, and represent the operations of Oriental Cayman for the six month periods ended June 2010 and 2011 and as of December 31, 2010.

The assets and liabilities associated with Tyals PRC and Subsidiary are presented below:

	June 30,
	2011	December 31,
	(Unaudited)	2010
Assets
Cash and cash equivalents	$959	$522
Due from related parties	-	265
Accounts receivable, net	5,797	4,807
Inventories, net	315	493
Advances to suppliers	644	622
Prepaid expenses and other current assets	20	597
Deferred income tax assets, current	37	36
Property, plant and equipment, net	13,833	13,634
Land use rights	5,132	5,077
Intangible assets, net	8	10
Investments in associated companies	557	545
Total assets	$27,302	$26,608

Liabilities
Short-term borrowings	$9,067	$5,688
Accounts payable	778	322
Due to related parties	0	1,573
Other payables and accrued liabilities	2,306	1,991
Long-term borrowings	464	4,052
Convertible bonds	71	69
Deferred income tax liabilities	120	94
Total liabilities	$12,806	$13,789

Equity
Equity	$12,507	$10,759
Non-controlling interests in Subsidiary	1,989	2,060
Total equity	$14,496	$12,819

Total liabilities and equity	$27,302	$26,608

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars except per share amounts)

The liabilities recognized as a result of consolidating Tyals PRC and Subsidiary are not necessarily represent additional claims on the Oriental Cayman’s general assets; rather, they represent claims against the specific assets of Tyals PRC and Subsidiary. Conversely, assets recognized as a result of consolidating Tyals PRC and Subsidiary do not represent additional assets that could be used to satisfy claims by the Oriental Cayman’s creditors as they are not legally included within the Oriental Cayman’s general assets.

The short-term borrowings and long-term borrowings included in the table above represent the borrowings of Tyals PRC and Subsidiary and are described in Note 4.

Oriental Cayman, Lake HK, and Daqing WFOE reported no assets or liabilities as of June 30, 2011 and December 31, 2010.

Basis of presentation and principles of consolidation

The interim financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and such principles are applied on a basis consistent with information filed in the Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission (“SEC”).

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the rules and regulations promulgated by the SEC. In the opinion of management, the interim financial information includes all adjustments and accruals, consisting only of normal recurring adjustments, which are necessary for a fair presentation of results for the respective interim period. The interim results for the period ended June 30, 2011 are not necessarily indicative of results for the full 2011 fiscal year or any other future interim periods.

The consolidated financial statements include the accounts of Oriental Cayman and its wholly owned subsidiaries, majority-owned subsidiaries and variable interest entities for which Oriental Cayman (or one of its subsidiaries) is the primary beneficiary. All intercompany transactions have been eliminated. Equity investments in which the Company exercises significant influence but does not control, are accounted for using the equity method. Investments in which the Company is not able to exercise significant influence over the investee are accounted for under the cost method.

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars except per share amounts)

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements; accordingly, actual results could differ materially from these estimates. Significant estimates for the quarters ended June 30, 2011 and 2010 include the valuation of accounts receivable, the valuation of long lived assets and deferred income tax assets.

Foreign currency translation

The Company has its local currency, Renminbi (“RMB”), as its functional currency. The consolidated financial statements of the Company are translated from RMB into United States dollars (“US$”). Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, all income and expenditure items are translated at the average rates for each of the periods and equity accounts, except for retained earnings, are translated at the rate at the transaction date. Retained earnings reflect the cumulative net income (loss) translated at the average rates for the respective periods since inception less dividends translated at the rate at the transaction date.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People's Bank of China (the “PBOC") or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand. Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective periods:

	June 30,	December 31,	June 30,
(US$1:RMB)	2011	2010	2010
RMB exchange rates at balance sheet dates	6.4630	6.6018	6.7886
RMB average exchange rates used for the six months ended June 30, 2011 and 2010 and for the year ended December 31, 2010	6.5364	6.7700	6.8260

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars except per share amounts)

The resulting translation adjustments are recorded as other comprehensive income in the condensed consolidated statement of income and comprehensive income and as a separate component of equity. Commencing from July 21, 2005, the PRC adopted a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Since then, the PBOC administers and regulates the exchange rate of US$ against RMB taking into account the demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred and included in general and administrative expenses in the Condensed Consolidated Statement of Operations. Such expenditures amounted to $195,000 for the 6 months ended June 30, 2011 and $200,000 for the 6 months ended June 30, 2010.

Earnings per share

As are result of the Contractual Agreements entered into on September 1, 2011, Oriental Cayman, through Daqing WFOE, consolidates the operating results of Tyals PRC and Subsidiary. Accordingly, Oriental Cayman’s historical financial statements have been prepared to give retroactive effect to the Contractual Arrangements.  For purposes of calculating basic and diluted earnings per share, Oriental Cayman’s common shares and potentially dilutive securities outstanding on the effective date of the Contractual Agreements, have of been assumed to be retroactively outstanding from the beginning of the earliest period presented.

In accordance with Accounting Standards Codification topic 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year.

Potentially dilutive securities include:

	June 30,
	2011	2010
Convertible promissory note	272,536	272,536

Total potentially dilutive securities	272,536	272,536

The Convertible Promissory note is convertible into common shares of Oriental Cayman based on a percentage of total issued and outstanding shares at the time the conversion is made.

For the years ending December 31 2010, and 2009, 916,118 warrants have been excluded from the computation of the dilutive earnings per share, as their exercise prices are greater than the market price per common share as of December 31, 2010.

2. INVENTORIES

A summary of inventories is as follows:

	June 30,	December 31,
	2011	2010
Raw materials	$263	$214
Finished goods	61	422
Other	9	1
Total	333	637
Less: provision for obsolescence	18	144
Inventories, net	$315	$493

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars except per share amounts)

3. INVESTMENTS IN ASSOCIATED COMPANIES

During October 2009, Tyals PRC, together with other independent third parties, established a company in the PRC, Daqing High-tech Zone Tongxin Micro-Credit Corp (“Tongxin Micro-Credit”). Tyals PRC contributed capital of RMB4,000 ($586) to Tongxin Micro-Credit, representing a 20% equity interest in Tongxin Micro-Credit. During October 2009, Tyals PRC transferred a 2% equity interest to a third party at cost, RMB400 ($59). As a result of this transaction, Tyals PRC‘s equity interest in Tongxin Micro-Credit is 18% .Tongxin Micro-Credit is principally engaged in lending services in the PRC.

Tyals PRC does not have significant influence over Tongxin Micro-Credit. Therefore, the investment in Tongxin Micro-Credit was accounted for under the cost method. The Company did not receive any dividends from the investee in the periods reported. The Company reviews all cost method investments periodically to determine if impairment indicators are present; however, the fair value of these investments will not be determined unless impairment indicators exist. The Company’s cost method investments had a carrying value of $557and $545 as of June 30, 2011 and December 31, 2010, respectively.

In February 2010, Tyals PRC, together with other investors, established a company, Tongyu Thermal Co., Ltd (“Tongyu Thermal”), which specializes in heating supply service. The Company contributed capital of RMB1,750 ($256) to Tongyu Thermal, representing a 35% equity interest in Tongyu Thermal. On April 30, 2010, the Company disposed of the investment to a third party for cash consideration of RMB 1,750 ($256). Tongyu Thermal had no operations during the period in which Tyals PRC held the investment. Therefore the disposal of the investment was return of the invested capital which had no impact on the earnings or losses reported on the condensed consolidated statement of operations for the six months ended June 30, 2010.

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars except per share amounts)

4. DEBT

		June 30,	December 31,
		2011	2010
Bank borrowings:
Industrial Commercial Bank of China	(a)	$1,485	$1,757

Other borrowings:
Daqing State-owned Assets Management Co., Ltd	(b)	735	719
Daqing Industrial and Commercial Capital Co., Ltd	(c)	1,354	1,326
Daqing Industrial and Commercial Guarantee Co., Ltd	(d)	1,547	1,515
Heilongjiang Zhenglong Mortgage Co., Ltd	(e)	-	106
Tongliao Horqin District Stated-owned Assets Management Co., Ltd	(f)	3,636	3,560
Tongliao Tiancheng Urban Construction Investment Guarantee Co., Ltd	(g)	774	757
		9,531	9,740
Less: short-term borrowings		9,067	5,688
Total long term borrowings		$464	$4,052

(a)	A loan of RMB4,000($619) bears interest at 5.31% per annum, repayable by July 28, 2011 and is guaranteed by a third party. Another loan of RMB5,600 ($866) bears interest at 5.56% per annum, repayable by November 25, 2011 and is guaranteed by a third party.

(b)	The loan of RMB4,000 ($619) and RMB750 ($116) bears interest at 1% and 5% per annum respectively, collateralized by the machines, office building, warehouse and land use right of Tyals PRC, of which RMB1,750 ($271) is repayable by December 31, 2011 and the remaining balance is wholly repayable by April 1, 2013.

(c)	Among the borrowings, a loan of RMB8,000 ($1,238) bears interest at 3% per annum, repayable on April 13, 2011 and collateralized by one of the factory premise owned by Tyals PRC. Pursuant to a loan extension application approved by the lender on April 15, 2011, the loan is extended for one year to April 13, 2012.

In March 2006, the Company entered into a loan agreement with Daqing Industrial and Commercial Capital Co.Ltd. According to this agreement, a loan of RMB 750 ($116 at June 30, 2011 respectively) bears interest at 5% per annum, and was repayable on March 31, 2009. Pursuant to a loan extension application approved by the lender on July 17, 2011, the loan is extended for another three years to March 31, 2012, and with interest at 5% for the last 12 months.

(d)	A loan of RMB10,000 ($1,547) bears interest at 8.90% per annum, repayable on April 25, 2011, collateralized by certain machinery owned by Tyals PRC and guaranteed by TTAI and Mr. Yuhu Wang, Chairman of the Company. Pursuant to a loan extension application approved by the lender on June 17, 2011, the loan is extended for one year to April 25, 2012, and with a renewal interest at 9.6% per annum.

(e)	A loan of RMB1,400 ($206) bears interest at 18% per annum, repayable by December 31, 2010 and collateralized by certain buildings and land use rights of Tyals PRC. RMB1,300 ($190) and RMB700 ($106) remained outstanding at December 31, 2009 and 2010, respectively. The Loan was repaid in full in March 2011.

(f)	Loans of RMB23,500 ($3,636) in total are interest free and secured by TTAI’s construction in progress. The loans are originally due on various dates in 2009 and 2010. Subsequent to December 31, 2010, they were extended to December 31, 2011 and TTAI’s construction in progress is no longer secured against these borrowings.

(g)	Loans of RMB5,000 ($774) in total are interest free and unsecured. The loans are originally due on various dates in 2010. Pursuant to a loan extension application dated January 30, 2011 and approved by the lender on May 5, 2011, they are extended for one year to January 30, 2012.

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars except per share amounts)

4. DEBT (Continued)

The maturities of debt over the next two years are follows:

June 30, 2012	$9,067
June 30, 2013	464
Total	$9,531

5. CONVERTIBLE LOANS

	June 30,	December 31,
	2011	2010
Principal amount:
Heilongjiang Longcai Assets Managements Co., Ltd	$78	$76
Less: Discount	7	7
Convertible loans, net	$71	$69

In May 2009, the Company entered into agreements with Heilongjiang Longcai Assets Managements Co., Ltd and issued non-interest bearing convertible loans for an aggregate amount of RMB500 ($78 at June 30, 2011 and $76 at December 31, 2010). According to the agreements should Tyals PRC complete an IPO and list on the Chinese OTCBB, the lenders, at their option, can convert the loans into shares of common stock of the Company with the conversion price equal to the IPO issuance price. The convertible loans are repayable on December 31, 2012, if not converted on the day of the IPO issuance.

The Company has evaluated the terms of the non-interest bearing convertible loans and determined that they embody an obligation for the Company to settle by transferring assets, and is therefore, a liability in accordance with the guidance provided in ASC Topic 480, Distinguishing Liabilities from Equity.

The amount of the non-interest bearing convertible loans was stated at fair value as of the balance sheet date which is estimated by discounting the nominal value of the loan of RMB500 ($78 at June 30, 2011 and $76 at December 31, 2010) at current market interest rate of similar financial instruments over the repayment period. The discount of $7 was recognized as capital contribution during the year ended December 31, 2010. Imputed interest on the nominal value of the loan for the six months ended June 30, 2011 and 2010 amounted to approximately $1, and $1, respectively.

6. REVENUE AND COST OF SALES

Revenue represents the net invoiced value of goods sold, after allowances for trade discounts, sales rebates and returns. During the six months ended June 30, 2011 and 2010, there were no trade discount and sales rebates. A revenue analysis of the Company is as follows:

	Six Months Ended June 30,
Revenue:	2011	2010
Aluminum curtain wall	$5,070	$1,286
Electrical aluminum rod	4,881	3,769
Aluminum wire	1,470	2,928
Electronic aluminum foil	748	1,648
Aluminum sheet	1,120	-
Total	$13,289	$9,631

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars except per share amounts)

6. REVENUE AND COST OF SALES (Continued)

A cost of sales analysis of the Company is as follows:

Cost of sales:
Aluminum curtain wall	$3,644	$803
Electrical aluminum rod	4,331	3,074
Aluminum wire	1,334	2,518
Electronic aluminum foil	587	1,272
Aluminum sheet	1,057	-
Total	$10,953	$7,667

7. RELATED PARTY BALANCES AND TRANSACTIONS

During the years presented, The Company borrowed from and lent to related parties at a non-interest bearing basis to satisfy the Company’s short term capital needs. The related party receivable and payable balances are unsecured. Significant outstanding amounts due from and to related parties as of June 30, 2011 and December 31, 2010 are as follows:

	June 30,	December 31,
Due from related parties	2011	2010
Benqian Cao	$-	$113
Shaobo Zang	-	38
Xue Liu	-	76
Zhiguo Wang	-	38
Total	$-	$265

	June 30,	December 31,
Due to related parties	2011	2010
Yuhu Wang	$-	$1,573
Benqian Cao	-	-
Shaobo Zang	-	-
Hai Li	-	-
Total	$-	$1,573

8. BUSINESS AND CREDIT CONCENTRATIONS

The Company operates in the production of semi-fabricated aluminum industry and generates all of its sales in the PRC. The production of semi-fabricated aluminum industry is impacted by the general economy. Changes in the marketplace would significantly affect management’s estimates and Tyals PRC’s performance.

For the six months ended of June 30, 2011 and 2010, Tyals PRC has the following concentrations of business with each customer constituting greater than 10% of the Company’s sales:

	Six Months Ended June 30,
Customers	2011	2010
Daqing Oilfield Kunlun Group Cables	19.43%	12.56%
Tongliao Jiaojian Aluminum	12.42%	*
Daqing Shenhua Cable	10.46%	*
Harbin Northeast Aluminum	*	17.10%
Shenyang Junding Construction Decoration	*	13.35%

ORIENTAL NONFERROUS METALS TECHNOLOGY CO., LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In thousands of U.S. dollars except per share amounts)

8. BUSINESS AND CREDIT CONCENTRATIONS (Continued)

The Company has the following concentrations of business with each vendor constituting greater than 10% of the Tyals PRC’s purchases:

	Six Months Ended June 30,
Vendors	2011	2010
Yongtong Aluminum	11.69%	*
Aluminum Co., Ltd Qinhuangdao YaDa	10.19%	*
Shanghai Xinjin Materials	*	26.93%
Mingtai Aluminum	*	23.75%

The above concentrations make the Company vulnerable to a near-term severe impact should the relationships be terminated.

The Company had the following concentrations of business with each customer constituting greater than 10% of the Tyals PRC’s accounts receivable:

	June 30,	December 31,
Customers	2011	2010
Tongliao Jiaojian Aluminum	*	19.98%
Qiqiha’er Beixing Special Steel	*	19.28%
Heilongjiang Oriental Aluminum	*	14.49%
Daqing Oilfield Kunlun Group Cables	10.82%	11.94%
Daqing Yinkun Decoration	14.18%	11.00%
Heilongjiang HongFu Curtain Wall Co., Ltd	19.25%	*
Shenyang LiDong Curtain Wall Co., Ltd	13.35%	*

Tyals PRC had the following concentrations of business with each creditor constituting greater than 10% of Tyals PRC’s accounts payable:

	June 30,	December 31,
Creditors	2011	2010
Yongtong Aluminum	*	54.87%
Shanghai Luoning Materials	87.96%	39.76%

* The concentration is less than 10%

9. SUBSEQUENT EVENTS

A Master Investment Agreement was entered into among Daqing Hi-tech Hawkland Venture Investment Co., Ltd. (“Hawkland”), Mr. Yuhu Wang, Oriental Cayman, and Tyals PRC on August 26, 2011, pursuant to which Hawkland agreed to contribute RMB 30 million ($4,697,776) into Tyals PRC, representing a7.9% equity interest in Tyals PRC as well as 2,072,539 ordinary shares, representing a 20.73% equity interest in Oriental Cayman.

A $500,000 Convertible Promissory Note (“Promissory Note”) was entered into on August 26, 2011 among Hawkland (“Lender”), Mr. Yuhu Wang and Oriental Cayman (“Borrowers”). The Promissory Note bears an interest rate of 10% and interest is payable quarterly with the principle of the Promissory Note due on or before August 26, 2012. The Convertible Promissory note is convertible into common shares of Oriental Cayman based on a percentage of total issued and outstanding shares at the time the conversion is made.

A Common Stock Purchase Warrant dated August 26, 2011 among Oriental Cayman, Hawkland, Tyals PRC, and Mr. Wang according to which Hawkland is entitled to subscribe for and purchase from Oriental Cayman up to 916,118 shares of common stock at any time on or after the initial exercise date (August 26, 2011) and on or prior to the close of business on the fourth year anniversary of the initial exercise date. The exercise price is US$2.89, subject to certain price adjustments.

-15-